UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-37370

MY SIZE, INC.
(Exact name of registrant as specified in charter)

Delaware	51-0394637
(State or jurisdiction of Incorporation or organization)	I.R.S Employer Identification No.
4 HaNegev, POB 1026, Airport City, Israel	**7010000**
(Address of principal executive offices)	(Zip code)

+972-3- 6009030
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	MYSZ	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $4 million.

Number of shares of common stock outstanding as of April 14, 2026 was 4,818,164.

Documents Incorporated by Reference: None.

<p style="text-align: center">Table of Contents</p>

PART I

In this Annual Report on Form 10-K, unless the context requires otherwise, the terms "we," "our," "us," or "the Company" refer to MySize, Inc., a Delaware corporation, and its subsidiaries, including MySize Israel 2014 Ltd., or MySize Israel, My Size LLC, Orgad International Marketing Ltd., or Orgad, Naiz Bespoke Technologies, S.L., or Naiz Fit, New Percentil, S.L., or New Percentil, Ten Peacks Ltd., or Ten Peacks, and ShoeSize.Me AG, or ShoeSize Me, taken as a whole.

References to "U.S. dollars" and "$" are to currency of the United States of America, and references to "NIS" are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 10-K for the year ended on December 31, 2025 are translated using the rate of NIS 3.19 to $1.00.

All information in this Annual Report on Form 10-K relating to shares or price per share reflects the 1-for-8 reverse stock split effected by us on April 19, 2024.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements in Annual Report on Form 10-K about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "believe," "will," "expect," "anticipate," "estimate," "intend," "plan" and "would." For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common stock and future management and organizational structure are all forward-looking statements. Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report on Form 10-K. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

- our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

- our ability to continue as a going concern;

- the new and unproven nature of the measurement technology markets;

- our ability to achieve customer adoption of our products;

- our ability to realize the benefits of our acquisitions of Orgad, Naiz, the Percentil production unit and ShoeSize.Me;

- our dependence on assets we purchased from a related party;

- our ability to enhance our brand and increase market awareness;

- our ability to introduce new products and continually enhance our product offerings;

- the success of our strategic relationships with third parties;

- information technology system failures or breaches of our network security;

- competition from competitors;

- our reliance on key members of our management team;

- current or future litigation;

- current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; and

- the impact of the political and security situation in Israel on our business.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this Annual Report on Form 10-K and the documents that we reference herein and have filed as exhibits to the Annual Report on Form 10-K, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this Annual Report on Form 10-K is accurate as of the date hereof. Because the risk factors referred to in this Annual Report on Form 10-K, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Annual Report on Form 10-K, and particularly our forward-looking statements, by these cautionary statements.

ITEM 1. BUSINESS

Overview

We are a fashion technology company operating an integrated portfolio of businesses designed to address the most pressing challenges facing fashion brands and retailers today—size and fit accuracy, excess inventory management, circular economy solutions, and international market distribution. Through our subsidiaries, we provide end-to-end support across the fashion value chain: Naiz Fit, our technology subsidiary, delivers AI-driven size and fit solutions for fashion e-commerce companies, and includes ShoeSize.Me, a European AI-powered footwear sizing solution we acquired in September 2025; Orgad, an online retailer and technology-enabled consumer products company operating principally as a third-party seller on Amazon; Percentil, a managed second-hand fashion recommerce platform operating across Southern and Central Europe; and Ten Peacks Ltd., a distribution subsidiary focused on marketing and distributing global apparel and footwear brands in Israel.

Our strategy is to build an integrated fashion platform—the infrastructure layer that enables fashion brands to address four critical pain points simultaneously: size and fit challenges that drive returns and suppress conversion rates; overstocked and unsold inventory that erodes margins; sustainability obligations that increasingly require brands to offer circular economy solutions; and international growth ambitions that require local distribution expertise and relationships.

We believe this integrated approach is differentiated in the market. Unlike point solutions that address a single problem, our platform is designed to allow brands to work with one group-level partner across technology, commerce, circularity, and distribution—each business unit reinforcing the others through shared data, commercial relationships, and infrastructure.

Recent Developments

Acquisition of Production Unit (Casi Nuevo Kids, S.L.)

On May 9, 2025, we acquired, through our wholly-owned Spanish subsidiary New Percentil, a production unit of Casi Nuevo Kids, S.L., or Casi Nuevo, with a trade name of Percentil, or the Production Unit, that was judicially awarded to us in April 2025 within the framework of insolvency proceedings of Casi Nuevo filed with Commercial Court No. 13 of Madrid, Spain. The acquisition was completed on the same day.

The total purchase price for the acquisition was €610,806.81 (approximately $679,000), which consists of (i) €40,000 (approximately $44,500) paid by our wholly-owned subsidiary, Naiz Fit, (ii) €358,196 (approximately $398,000) for the assumption of certain liabilities owed by Casi Nuevo to its customers, (iii) €48,000 (approximately $53,500) for the assumption of certain debt and social security payments related to former employees of Casi Nuevo who have transferred to New Percentil in connection with the acquisition, or the Percentil Employees, and (iv) €164,610 (approximately $183,000) for the assumption of accrued labor liabilities related to the Percentil Employees.

Formation of Ten Peacks

On July 21, 2025, we established Ten Peacks, which was incorporated in Israel and is a wholly-owned subsidiary of our Israeli subsidiary, My Size Israel, that focuses on marketing and distribution of global apparel and shoes brands in Israel. We sold items to distributors in Israel during the last quarter of 2025.

Acquisition of ShoeSize.Me

On September 8, 2025, we entered into a share sale and purchase agreement, or the ShoeSize Purchase Agreement, with certain sellers, or the Sellers, who are the holders of 100% of the share capital of ShoeSize.Me, pursuant to which the Sellers agreed to sell us all of the issued and outstanding shares of ShoeSize.Me. The transaction was closed on the same day, or the ShoeSize Closing Date.

In consideration for the purchase of the shares of ShoeSize.Me and in accordance with the ShoeSize Purchase Agreement, the Sellers received (i) a cash payment of $150,000 and (ii) 241,093 shares of our common stock having an aggregate value of $290,000, determined by dividing $290,000 by the average closing price of our common stock during the seven trading days immediately preceding the ShoeSize Closing Date. In addition, pursuant to the ShoeSize Purchase Agreement, we issued to a key employee of ShoeSize a warrant, or the ShoeSize Warrant, to purchase up to 28,000 shares of our common stock. The ShoeSize Warrant, which is subject to vesting upon satisfaction of certain service-based, financial performance and integration milestones, provides for a tiered exercise structure, with (i) 10,000 shares exercisable at $2.00 per share, (ii) 6,000 shares exercisable at $3.00 per share, (iii) 5,000 shares exercisable at $4.00 per share, (iv) 4,000 shares exercisable at $5.00 per share, and (v) 3,000 shares exercisable at $6.00 per share.

Our Solutions

We provide fashion brands and retailers with a comprehensive suite of technology solutions, commerce capabilities, and circular economy services organized around four interconnected business units. Each unit addresses a distinct challenge in the fashion industry value chain, and together they form a platform designed to support brands across sizing accuracy, inventory efficiency, circular sustainability, and international distribution.

Naiz Fit — Size & Fit Technology

Naiz Fit is our AI-driven size and fit technology platform, or the Naiz Fit Platform, serving as the technology backbone of the MySize group. The platform operates on a B2B SaaS model and is deployed by more than 100 fashion and footwear brands globally, including Levi's, Desigual, Canali, Moschino, and Pepe Jeans, among others.

The Naiz Fit Platform is organized around four connected modules: an Ecommerce Hub (size recommendation, virtual try-on, and AI stylist tools); a Product Hub (fitting analysis and sizing consistency audits for design and merchandising teams); a Retail Hub (phygital sizing tools for physical stores, recognized with a Paris Retail Award); and a Strategy Hub (merchandising analytics, market benchmarking, and internationalization support). The platform integrates into client environments within four to six weeks and is compatible with all major e-commerce content management systems.

The acquisition of ShoeSize.Me in September 2025 extended Naiz Fit's coverage into footwear, a category with distinct sizing complexity. ShoeSize.Me operates a proprietary AI-powered footwear sizing engine with a database of over 92 million shopper experiences across more than 1.2 million shoe models and 6,400+ brands. Together, Naiz Fit and ShoeSize.Me offer an integrated size and fit solution covering both apparel and footwear. Clients deploying our size recommendation tools have experienced average reductions in size-related returns of 15% to 40% and conversion rate improvements of two to eight times among shoppers who engage with the size recommendation widget.

Orgad — Inventory Commerce & Overstock Management

Orgad is a technology-enabled e-commerce retailer that uses machine learning and data analytics to identify, source, and sell fashion and footwear products on Amazon.com, where it has operated as a third-party seller since 2016. Orgad manages more than 5,000 SKUs across footwear, apparel, and accessories, and substantially all of its revenue is generated through the Amazon marketplace.

For fashion brands, Orgad addresses one of the industry's most persistent and costly challenges: excess inventory. The fashion industry produces an estimated 2.5 to 5 billion items of excess stock annually, representing between $70 billion and $140 billion in unrealized revenue, according to research cited in the BoF-McKinsey State of Fashion 2025 report. Approximately 20% to 30% of all apparel inventory goes unsold each season. Orgad provides brands with a direct, scalable channel to liquidate end-of-season surplus and overstock on the world's largest e-commerce marketplace, without the brand dilution risks of traditional discount channels.

Orgad's competitive advantage lies in its proprietary software systems, which process large volumes of sales and market data to optimize inventory sourcing and pricing in real time, and in its experienced operations team with expertise across listing, advertising, reconciliation, and fulfillment. Within the MySize group, Orgad also creates a natural commercial entry point: brands seeking to clear excess inventory through Orgad become natural candidates for Naiz Fit's size and fit technology to reduce the returns and sizing errors that contribute to overstock creation in the first place.

Percentil — Circular Economy & Recommerce

Percentil, acquired through our wholly-owned Spanish subsidiary New Percentil in May 2025, is a managed recommerce platform founded in Spain in 2012 that gives pre-owned fashion a second life. Percentil operates across Spain, France, Germany, and Italy, with all operations managed from its office and warehouse in Madrid. Since founding, Percentil has received and classified over 12 million garments, sold more than 5 million items online, shipped over 600,000 orders, and built a registered user base of approximately 1 million consumers.

Percentil addresses the sustainability and regulatory dimension of the fashion industry's overstock and end-of-life challenge. Under the EU Ecodesign for Sustainable Products Regulation, fashion brands operating in the EU are required to report on the management of unsold textiles from 2025 and will be prohibited from destroying unsold products from 2026. These obligations are creating structural demand for the kind of managed recommerce infrastructure that Percentil provides.

Percentil's B2B Circular Solutions offering operates at three levels: consignment (picking up and reselling brand surplus or consumer returns through the Percentil platform, with a profit-sharing arrangement); logistics (providing Percentil's software and operational infrastructure to power a brand's own branded pre-owned store); and take-back store concierge (enabling brands to offer in-store or online clothing take-back services for their own customers). Percentil's platform is connected to MySize's technology capabilities, including the Naiz Fit size recommendation engine, which is a meaningful differentiator in second-hand commerce where garment size information is often incomplete.

Ten Peacks — International Brand Distribution

Ten Peacks was incorporated in Israel in July 2025 as a wholly-owned subsidiary of My Size Israel. Ten Peacks focuses on the marketing and distribution of global apparel and footwear brands in the Israeli market, providing brands with local-market expertise, distributor relationships, and commercial infrastructure for market entry and growth. Ten Peacks commenced commercial activity in the fourth quarter of 2025 and represents an emerging channel for the MySize group to expand its brand partner relationships into new geographies.

The Integrated MySize Platform

We believe the strategic value of our portfolio is greater than the sum of its parts. Each business unit addresses a specific challenge — sizing returns, excess inventory, end-of-life obligations, and international distribution — but they share a common commercial logic: fashion brands are increasingly seeking partners who can address multiple challenges with a single relationship. By offering size and fit technology (Naiz Fit), overstock commerce (Orgad), circular solutions (Percentil), and distribution support (Ten Peacks), we believe MySize is positioned as a uniquely comprehensive operating partner for the global fashion industry.

Additionally, all four business units generate proprietary data — on consumer body measurements, product fit, purchasing behavior, inventory sell-through, and garment resale patterns — that creates a compounding data asset across the group. We believe this data flywheel will become an increasingly important source of competitive differentiation as we deepen our platform capabilities over time.

Our Growth Strategy

We aim to drive revenue through the combined commercialization of our technology, commerce, sustainability, and distribution businesses, with a particular focus on the United States, European, and Latin American markets. We are pursuing the following growth strategies:

- **Sign Additional Commercial Agreements with U.S. Retailers.** While we currently serve the U.S. market through our international brand clients, we are in active discussions with U.S.-based tier-one retailers regarding deployment of the Naiz Fit size and fit technology suite. We believe the U.S. market represents a significant near-term growth opportunity given the volume of fashion e-commerce and the documented impact of sizing-related returns on retailer profitability.

- **Build a Cross-Selling Flywheel Across Business Units.** Each of our business units serves fashion brands at a different stage or dimension of their operational challenges, and we are actively developing the commercial infrastructure to cross-sell across units. Brands that engage Orgad to liquidate excess inventory are natural candidates for Naiz Fit's technology to reduce the sizing errors and returns that drive overstock accumulation. Brands using Naiz Fit to optimize sizing are natural candidates for Percentil's circular solutions to manage their end-of-life inventory obligations under EU regulation. Brands entering new markets through Ten Peacks in Israel can be connected to the broader suite of group capabilities. We believe this flywheel — where each business unit generates qualified commercial leads for the others — is a meaningful structural advantage that becomes more powerful as our brand relationships deepen.

- **Scale Our B2B Recommerce Business Through Regulatory Tailwinds.** We intend to grow Percentil's B2B Circular Solutions offering by entering into agreements with fashion brands and retailers seeking to fulfill EU extended producer responsibility and textile circularity obligations, which are becoming increasingly mandatory across Percentil's operating markets of Spain, France, Germany, and Italy. The EU Ecodesign for Sustainable Products Regulation, approved in July 2024, requires fashion brands to report on unsold textile management from 2025 and bans the destruction of certain unsold products from July 2026, can potentially create structural demand for managed recommerce infrastructure.

- **Pursue a Two-Pronged Technology Commercialization Strategy.** We seek to accelerate adoption of Naiz Fit solutions both through direct agreements with fashion brands and e-commerce retailers and through our Partners Program, which enables technology and logistics partners to embed Naiz Fit capabilities within their own offerings. Current integration partners include Global-e, Scalapay, BigBlue, Connectif, IF Returns, Returnly, Retail Rocket, and others. The Naiz Fit Platform is compatible with all major e-commerce content management systems and POS solutions.

- **Ongoing Investment in Platform Technology and AI.** We continue to invest in extending the Naiz Fit Platform beyond size recommendations toward a broader AI-driven fashion technology offering. New capabilities under development include Naiz Try-On (virtual try-on with body-matched garment visualization), Naiz Assistant (a conversational AI stylist for personalized outfit recommendations), and Naiz LLM (a data interface enabling brands to query their combined sizing, purchasing, returns, and consumer behavior data through a natural language interface). We believe the expansion of the platform's scope increases average contract value per client and deepens our competitive differentiation.

- **Build a Compounding Proprietary Data Asset.** Each of our business units generates a distinct and valuable data layer. Naiz Fit accumulates consumer body measurement data and garment-level fit performance data across its brand clients. ShoeSize.Me maintains a database of over 92 million footwear shopper experiences across more than 1.2 million shoe models. Orgad generates transaction-level data on product demand, pricing, and sell-through velocity across the Amazon marketplace. Percentil accumulates data on the resale demand, pricing, and lifecycle of pre-owned garments across tens of thousands of brands and hundreds of thousands of SKUs. We believe the combination of these proprietary data layers — spanning the full fashion value chain from new product sizing through sale, return, and resale — represents a unique long-term competitive asset. As we deepen our platform and data integration capabilities, we expect this data flywheel to generate compounding value for our brand partners and for our own commercial decision-making.

- **Identify and Acquire Synergistic Businesses.** We plan to continue to evaluate acquisition opportunities that extend our platform capabilities, expand our geographic reach, or add complementary technology or commerce assets. Our acquisitions of Orgad, Naiz Fit, Percentil, and ShoeSize.Me, as well as the formation of Ten Peacks, are illustrative of this approach.

Market Summary

Global E-Commerce Market

Global retail e-commerce sales are estimated to have reached approximately $6.4 trillion in 2025, representing a year-over-year increase of approximately 6.8% and accounting for more than 20% of total global retail sales, according to Shopify and eMarketer data. By 2028, global e-commerce sales are projected to reach approximately $7.89 trillion. China, the United States, and Western Europe are the three largest e-commerce markets, with combined sales exceeding $5.17 trillion in 2025. The U.S. e-commerce market is projected to grow at a compound annual growth rate of approximately 16.4% from 2024 to 2030.

Despite this growth, high return rates remain a structural profitability challenge for online retailers. According to the National Retail Federation, approximately 15.8% of online sales in the United States are returned. The average online return rate for apparel specifically is approximately 22%, more than three times the 6.2% rate for brick-and-mortar stores, according to the ICSC 2024 Consumer Returns Survey. Size and fit issues are consistently cited as the primary driver of apparel returns, underscoring the commercial importance of accurate size recommendation technology.

Fashion and Apparel E-Commerce

The global fashion e-commerce market grew from approximately $821 billion in 2023 to approximately $951 billion in 2024, and is expected to reach approximately $1.06 trillion in 2025, reflecting a compound annual growth rate of approximately 11.2%. The market is projected to reach approximately $1.65 trillion by 2029.

Fashion brands invested approximately 1.6% to 1.8% of revenues in technology in 2021, with technology investment expected to approximately double by 2030. Key investment priorities include personalization, AI-driven consumer engagement, size and fit accuracy, and sustainable commerce solutions. We believe our portfolio of businesses is positioned to benefit from each of these investment trends. Approximately 50% of shopping cart abandonments are attributable to high shipping or return costs, underlining the commercial importance of preventing returns before they occur through accurate size recommendations.

Fashion Overstock and Inventory Challenge

Excess inventory is one of the most consequential and persistent financial and sustainability challenges facing fashion brands. The fashion industry produced an estimated 2.5 to 5 billion items of excess stock in 2023, representing between $70 billion and $140 billion in potential sales that were never realized, according to the BoF-McKinsey State of Fashion 2025 report. Industry research shows that approximately 20% to 30% of apparel inventory goes unsold each season. The average share of fashion brands' assortments sold at a discount increased by five percentage points in the first half of 2024 compared to the prior year. McKinsey estimates that 30% to 40% of all apparel is sold at a discount, with many units never sold at all.

Inaccurate size distribution is a material driver of overstock. Poor sizing across a product range is estimated to result in profit losses of up to 20% on average, as certain sizes are systematically over- or under-produced relative to consumer demand. LVMH and Kering, two of the world's largest luxury fashion groups, reported a combined €4.7 billion in excess inventory in 2023, highlighting that overstock is not a challenge limited to fast fashion but affects brands across all price points.

The cost of holding unsold inventory is significant and often underestimated. Industry benchmarks indicate that total carrying costs — including warehousing, insurance, handling, and opportunity cost — typically run between 20% and 30% of inventory value per year. Warehousing costs increased 10% in 2023 due to constrained logistics capacity, compounding the financial burden of overstock positions.

Regulatory pressure is intensifying the urgency for brands to address overstock. The EU Ecodesign for Sustainable Products Regulation, approved in July 2024, requires fashion companies to report on the management of unsold textiles beginning in 2025 and will make it illegal to destroy certain unsold products by July 2026. In September 2024, California enacted the Responsible Textile Recovery Act (SB 707), the first Extended Producer Responsibility (EPR) program for textiles in the United States. The law requires apparel and textile producers to finance and participate in a statewide system for the collection, repair, reuse, and recycling of covered products through an approved Producer Responsibility Organization, with full program implementation expected by 2030. These regulatory developments create structural demand for the types of managed overstock and recommerce solutions offered by Orgad and Percentil within the MySize group.

Second-Hand Fashion Market

The global second-hand apparel market is projected to reach $367 billion by 2029, growing at a compound annual growth rate of approximately 10%, according to ThredUp's 2025 Resale Report, based on research conducted by GlobalData. The sector is estimated to be expanding at approximately 2.7 times the rate of the broader global apparel industry. In 2024, the global second-hand apparel market grew by approximately 15%, and online resale specifically grew by 23%, its strongest annual growth rate since 2021.

In the United States, the secondhand apparel market is expected to reach $74 billion by 2029, growing at a compound annual growth rate of approximately 9% — five times faster than the broader apparel sector in 2024. Online resale is projected to nearly double by 2029, reaching $40 billion at a CAGR of 13%. 66% of U.S. adults report regularly shopping second-hand, with Gen Z leading adoption.

The European second-hand fashion market, which is the primary geographic focus of our Percentil subsidiary, is supported by both strong consumer demand and an accelerating regulatory framework. In Spain specifically, second-hand fashion is projected to grow at a compound annual growth rate of approximately 8.1% through 2034. Research indicates that European consumers cite cost savings and environmental considerations as the two primary motivations for purchasing second-hand clothing, with younger demographics driving outsized engagement.

According to ThredUp's 2025 Resale Report, 94% of retail executives acknowledge that their customers are already participating in the second-hand market, and 47% of consumers are more likely to make a first-time purchase from a brand that offers a trade-in or take-back program. These figures underscore the dual commercial and loyalty benefits of recommerce programs for fashion brands, and the market opportunity available to Percentil's B2B Circular Solutions offering.

Amazon Third-Party Marketplace

According to data from Marketplace Pulse, Amazon generated approximately $440 billion in U.S. e-commerce sales in 2025, representing approximately 35.7% of the $1.2 trillion U.S. e-commerce market. Amazon's dominance in the U.S. e-commerce market makes it the primary selling channel for Orgad's wholesale third-party seller business. Third-party sellers account for a majority of Amazon's overall marketplace volume, representing a large and competitive seller ecosystem within which Orgad's operational and technological capabilities are deployed.

Naiz Fit

Overview

Naiz Fit is an AI-driven fashion technology platform headquartered in Bilbao, Spain. Founded in 2019 and acquired by us in October 2022, Naiz Fit has evolved from a size recommendation widget into a comprehensive, multi-hub SaaS platform that addresses size and fit challenges across the entire fashion value chain—from e-commerce conversion to product design, physical retail, and strategic planning. The platform is currently deployed by more than 100 international fashion and footwear brands, including Levi's, Desigual, Canali, Moschino, Pepe Jeans, Kiabi, Alberta Ferretti, Hackett, Fabiana Filippi, and Boglioli, among others.

We believe Naiz Fit's core differentiator is its integrated platform approach. Unlike point solutions that solve a single sizing problem at the checkout page, the Naiz Fit Platform connects four distinct business functions—ecommerce, product design, physical retail, and commercial strategy—into a unified data and technology layer. This means a fashion brand working with Naiz Fit is not only reducing sizing-related returns in its online store; it is simultaneously generating the data needed to improve next season's collection fit, personalize the in-store experience for its customers, and benchmark its sizing practices against the market. The platform's value proposition compounds as more of a brand's teams adopt it.

The Naiz Fit Platform is organized into four interconnected hubs, each addressing a distinct stage in the fashion value chain: the Ecommerce Hub, the Product Hub, the Retail Hub, and the Strategy Hub. Within each hub, brands can activate individual solutions or modules depending on their needs. As of the date of this Annual Report on Form 10-K, the platform has delivered over 45 million size recommendations, conducted over 220,000 physical garment fitting analyses across more than 60 brands, and supported clients in countries across Europe, North America, Latin America, and Asia. The acquisition of ShoeSize.Me AG in September 2025 extended the platform's coverage into AI-powered footwear sizing, completing a full apparel-and-footwear size and fit offering under the Naiz Fit umbrella.


Many modules. One connected platform.
Designed to support you all over the value chain.
Connected Platforms
NAIZFIT PLATFORM
Connected Modules
Ecommerce Hub
Product Hub
Retail Hub
Strategy Hub
Connected Solutions
Size Advisor
Virtual Try-On
AI Stylist
Fitting Audit
Sizing Consistency Audit
Product Measurement Audit
Naiz Shopper
Naiz Merchandising
Naiz Internationalisation
Naiz Benchmarking

Business Model

Naiz Fit operates on a recurring B2B SaaS subscription model. Clients pay a subscription fee to access one or more modules within the Naiz Fit Platform, with pricing structured around the combination of hubs and solutions activated and the volume of usage generated across those solutions. A brand may begin with a single solution—such as the Size Advisor within the Ecommerce Hub—and progressively activate additional hubs and modules as its adoption of the platform deepens. This modular approach lowers the barrier to initial adoption while creating a clear path to contract expansion over time.

The Ecommerce Hub solutions—Size Advisor, Virtual Try-On, and AI Stylist—are typically priced based on the volume of size recommendations or sessions delivered to the brand's shoppers, as these solutions scale directly with traffic and usage. The Product Hub solutions—Fitting Audit, Sizing Consistency Audit, and Product Measurement Audit—are typically delivered on a per-project or per-collection basis, as they involve Naiz Fit's in-house pattern-making experts and physical garment testing teams performing work that is scoped per engagement. The Retail Hub's Naiz Shopper solution involves hardware and software licensing for in-store deployments. Strategy Hub solutions—Naiz Merchandising, Naiz Internationalisation, and Naiz Benchmarking—are typically delivered as data subscriptions or advisory retainers.

Naiz Fit integrates into client e-commerce environments within four to six weeks and is compatible with all major content management systems, including Shopify, Salesforce Commerce Cloud, VTEX, Magento, PrestaShop, WooCommerce, BigCommerce, and others. The platform also integrates with all major returns management systems. This broad compatibility and rapid integration timeline are core commercial advantages in a market where long implementation cycles are a common barrier to technology adoption.

Platform and Products

Ecommerce Hub

The Ecommerce Hub is the customer-facing layer of the platform, focused on improving the online shopping experience through accurate size and fit recommendations and immersive visualization tools. It includes three solutions:

- **Size Advisor (Naiz Form).** The core size recommendation widget, embedded directly in a retailer's product detail page. The widget uses an anthropometric engine that translates basic consumer inputs—gender, age, height, weight, and body shape—into 21 body measurements, which are then matched against a brand-specific, SKU-level sizing model to deliver an individual size recommendation. The platform has delivered over 45 million size recommendations to date, with clients observing average return rate reductions of 15% to 40% and conversion rate improvements of two to eight times among widget users. Naiz Form supports 20+ languages and integrates with all major returns platforms.

- **Virtual Try-On (Naiz Try-On).** A tool that enables shoppers to upload their own image and visualize how a garment looks on their specific body before purchasing. Naiz Try-On combines body data, garment morphology analysis, and 3D visualization to increase purchase confidence, reduce visual uncertainty, and is designed to be size-and-fit sensitive—showing the consumer how the same garment looks across different sizes on their own body. The tool drives engagement uplift, conversion uplift, and returns reduction.

- **AI Stylist (Naiz Assistant).** A conversational AI interface that enables shoppers to receive personalized outfit suggestions based on their body data, size profile, and style preferences, powered by the brand's own product catalog. The AI Stylist combines size recommendations and virtual try-on capabilities into a single interaction, creating a digitally personalized in-store stylist experience. Currently in advanced development.

Product Hub

The Product Hub addresses the fitting and sizing accuracy of a brand's collection before products reach consumers. It transforms the data generated from consumer interactions with the Ecommerce Hub—as well as physical garment testing—into actionable product decisions for design and merchandising teams. It includes three solutions:

- **Fitting Audit.** A structured physical product testing service in which Naiz Fit's community of over 5,000 registered testers tries on garments across a range of body types and sizes. The brand receives a report containing tester body data, reported sizes, fitting images, and qualitative feedback on comfort, fabric quality, and fit across body types. This allows brands to identify fit issues before a collection goes to market.

- **Sizing Consistency Audit (Naiz Benchmark Insights).** An analysis of how a brand's sizing compares to market norms, category norms, and internal consistency across SKUs. The audit identifies "outlier" SKUs—products that are sized materially differently from how shoppers expect—and provides the brand with actionable data to correct sizing before production or to adjust its size recommendation model accordingly.

- **Product Measurement Audit.** A technical measurement analysis in which Naiz Fit's pattern-making experts analyze a brand's product specification sheets and 2D technical measurements to validate sizing models and surface inconsistencies across collections or production batches. This service can be combined with physical try-on sessions for a comprehensive pre-production fit validation.

Retail Hub

The Retail Hub extends the Naiz Fit platform into physical stores, enabling brands to offer data-driven sizing experiences in brick-and-mortar environments. It includes one solution:

- **Naiz Shopper (Phygital Sizing).** A touchscreen-based in-store sizing solution available in multiple form factors, including smart mirrors, kiosk screens, and mobile companion apps. Naiz Shopper enables customers to receive personalized size recommendations in-store via RFID or barcode scanning, filter available in-store stock by their size, receive "goes-with" and "similar items" recommendations, and request items to be brought to them from the storeroom. The solution generates real-time size and consumer behavior data from retail environments, feeding back into the platform's overall consumer intelligence layer. The Naiz Retail solution has received recognition at the Paris Retail Awards.

Strategy Hub

The Strategy Hub provides brands with market intelligence and strategic decision support derived from the data generated across the entire Naiz Fit platform ecosystem. It includes three solutions:

- **Naiz Merchandising.** A data service that helps merchandising and buying teams understand how size demand is distributed across their catalog, identifying which sizes are consistently under- or over-produced relative to actual consumer demand. This enables brands to optimize their buying and production plans to reduce size-driven overstock and stockouts.

- **Naiz Internationalisation.** A market intelligence tool that helps brands understand how size norms and consumer body distributions differ across geographies, supporting their international expansion strategy with sizing data tailored to each target market.

- **Naiz Benchmarking.** A competitive intelligence tool that allows brands to see how their sizing and fit practices compare to the broader market and to specific competitor segments, providing context for product and pricing decisions.

10

Market Description

The global market for artificial intelligence in fashion was valued at approximately $1.77 billion in 2025 and is projected to grow to approximately $6.99 billion by 2029, at a compound annual growth rate of approximately 40% to 41%, according to research published by The Business Research Company. More broadly, the global fashion technology market is projected to grow from approximately $254 billion in 2025 to approximately $345 billion by 2030, at a CAGR of approximately 6.3%, according to Grand View Research.

Within the AI in fashion market, size and fit technology—the category in which Naiz Fit competes—is one of the highest-impact and most commercially validated subcategories. Size-related returns consistently represent the largest single category of fashion returns, and the financial cost of sizing failure cascades across the value chain: higher return rates compress margins, unsold inventory accumulates from size distribution errors, and brands that cannot solve fit online face structural disadvantages in e-commerce conversion relative to physical retail.

We believe Naiz Fit's platform architecture positions it to capture a disproportionately large share of the AI in fashion market over time for two reasons. First, while most AI fashion tools address one problem in isolation—size recommendation, virtual try-on, collection planning, or merchandising—Naiz Fit's platform addresses all of these from a unified data layer, increasing both the addressable revenue per client and the depth of competitive lock-in. Second, the data flywheel created by the platform's multi-hub architecture creates compounding value: as more brands deploy more hubs, the anthropometric, garment fit, and consumer behavior datasets underlying the platform grow richer, improving recommendation accuracy and enabling new analytical products that further differentiate the platform from standalone competitors.

We also see significant white space in the geographic expansion of size and fit technology adoption. While Naiz Fit currently serves clients predominantly in Europe and Latin America, with early commercial relationships in North America and the Asia-Pacific region, the U.S. market—the world's largest fashion e-commerce market—remains a primary target for commercial acceleration. The U.S. fashion industry is projected to reach approximately $358 billion by 2025, and online fashion return rates in the U.S. average approximately 22%, creating a large and commercially motivated buyer base for accurate size and fit technology.

Over 60% of fashion companies in the EU had adopted AI-based visual recognition tools for design and trend forecasting as of 2024, up from 38% in 2021, according to the European Commission's Joint Research Centre—reflecting the pace of AI adoption in the fashion sector and the expanding appetite for AI-driven product solutions across the value chain. We believe Naiz Fit's multi-hub platform, its expanding footwear capability through ShoeSize.Me, and its growing proprietary data assets position it to be a leading AI-driven fashion technology platform as the market matures.

Orgad

Overview

Orgad is a technology-enabled consumer products company that uses machine learning and data analytics to develop, market, and sell products in e-commerce retailing across global markets. Orgad has been operating as a third-party seller on Amazon.com since 2016 and was acquired by us in February 2022. To date, Orgad has generated substantially all of its revenue as a third-party seller on Amazon.com. Orgad manages more than 5,000 stock-keeping units, or SKUs, across product categories including footwear, apparel, and accessories.

Business Model

Orgad operates under a wholesale resale model, also known as third-party selling, in which it purchases products in bulk directly from brands or manufacturers at wholesale prices and resells them on Amazon.com at a retail margin. Sales are fulfilled by Amazon through its Fulfilled by Amazon, or FBA, logistics infrastructure. Orgad pays Amazon fees for the right to sell on its platform and for fulfillment and logistics services.

The advantages of the wholesale model include the ability to purchase lower unit quantities relative to private-label products, greater scalability relative to retail arbitrage sourcing, and the ability to offer brands broader Amazon marketplace presence. The primary challenges include competition for the Amazon "Buy Box"—the featured offer position on a product detail page—and the ongoing cultivation of supplier and brand relationships.

Orgad's primary competitive advantages on the Amazon marketplace are its proprietary software systems, which enable it to process large volumes of product and sales data daily to identify gaps, optimize inventory levels, and manage pricing; its experienced operations team with expertise in Amazon listing, advertising, reconciliation, and fulfillment; and its focus on three core product categories, which it believes enables deeper supplier relationships and a more competitive cost structure relative to generalist third-party sellers.

Market Description/Opportunities

According to data from Marketplace Pulse and eMarketer, Amazon generated approximately $440 billion in U.S. sales in 2025, representing approximately 35.7% of the $1.2 trillion U.S. e-commerce market, making it the dominant e-commerce platform in the United States. The U.S. e-commerce market is projected to grow at a compound annual growth rate of approximately 16.4% from 2024 to 2030. Third-party sellers, including Orgad, account for a majority of Amazon's marketplace volume, representing an active and competitive seller ecosystem. We believe Orgad's operational capabilities and proprietary data infrastructure position it to compete effectively in this market.

Percentil

Overview

Percentil is a managed second-hand fashion recommerce platform founded in Spain in 2012 and acquired by us through our wholly-owned Spanish subsidiary New Percentil, S.L. in May 2025. Percentil's mission is to encourage responsible fashion consumption by giving quality pre-owned clothing a second life, reducing the environmental impact of clothing production, and democratizing access to quality fashion. Percentil currently operates across four European markets—Spain, France, Germany, and Italy—through dedicated local-language e-commerce platforms (percentil.com, percentil.fr, percentil.de, and percentil.it), with its office and operations warehouse headquartered in Madrid, Spain.

Percentil operates what it refers to as a "managed recommerce" model, which distinguishes it from peer-to-peer resale platforms. Rather than simply connecting sellers and buyers, Percentil takes physical custody of garments, applies a rigorous quality control and filtering process, photographs and prices each item individually, manages all logistics and fulfillment, and handles post-sale customer service. The quality of second-hand clothing processed by Percentil is, by its own assessment, at least three times higher than the industry average, reflecting its selective acceptance criteria.

Since its founding, Percentil has received and classified over 12 million garments, sold more than 5 million garments online, shipped over 600,000 orders, and resolved over 800,000 customer service tickets. Percentil's catalog currently features over 120,000 unique references from more than 8,000 brands, spanning mass-market through high fashion. Percentil has approximately 1 million registered users, approximately half of whom are based in Spain.

Business Model

Percentil's business model is built around its managed consignment service. The process operates as follows: individual sellers or institutional partners request a clothing pickup through the Percentil website; Percentil collects the items, filters them against its quality criteria, photographs each accepted item, prices it using a proprietary dynamic pricing algorithm, and lists it for sale on the relevant local-language platform; when an item is sold, it is fulfilled by Percentil from its Madrid warehouse, with delivery within 24 to 48 hours; and sellers receive a percentage of the realized selling price as their payout. Items that do not meet Percentil's quality standards are either donated to partner organizations or routed to textile recycling.

In addition to its consumer-facing consignment service, Percentil operates a B2B Circular Solutions offering targeting fashion brands and retailers. This offering is structured across three tiers of engagement: (i) Consignment, in which Percentil collects unsold season-end inventory or customer returns from a brand's warehouse, processes and sells the items on its platform, and shares the revenue with the brand; (ii) Logistics, in which Percentil provides its software and operational infrastructure to power the brand's own branded pre-owned store; and (iii) Take-Back (Store Concierge), in which Percentil operates an in-store or online take-back service that allows the brand's customers to consign pre-owned items directly through the brand's physical or digital touchpoints. This B2B offering positions Percentil as a circular economy infrastructure provider for fashion brands, and we expect demand for this service to increase as EU extended producer responsibility and textile recycling regulations take effect across Percentil's operating markets.

Percentil's technology platform includes real-time API infrastructure updating inventory data every five seconds, an automated pricing and discount algorithm, an advanced CRM system with over 200 automated workflows, and image-based product search. The platform is connected to MySize Inc.'s technology capabilities, including the Naiz Fit size recommendation engine, which we believe is a meaningful differentiator for second-hand commerce where size information is often incomplete.


Our Business Model
The seller requests a clothing pickup through the PERCENTIL website and sends us clothing they no longer use.
We filter the clothing and accept only items that meet our selling criteria.
Unaccepted items are either donated or recycled.
SELLER
PER|CEN|TIL
BUYER
The seller requests a clothing pickup through the PERCENTIL website.
The buyer purchases items from our website and receives their order within 24-48 hours.
We pay the seller a percentage of the selling price.
PER|CEN|TIL

Market Description

The market for second-hand fashion is experiencing structural growth across Percentil's European operating markets, driven by growing consumer demand for sustainable purchasing options, rising prices for new clothing, and increasing regulatory pressure on fashion brands to take responsibility for the end-of-life management of their products. In Spain specifically, a compound annual growth rate of approximately 8.1% is projected for the second-hand fashion market through 2034. No single fashion brand or large textile group has established a leadership position in the physical or online second-hand channel in Spain, which we believe represents a significant market opportunity for Percentil as it continues to expand its brand and institutional partner relationships.

Percentil's operational expertise is built on over 13 years of continuous operation and encompasses more than 300,000 hours of experience in garment classification, quality control, photography, pricing, logistics, and customer service, and the analysis of over 70,000 brands.

Ten Peacks

Overview

Ten Peacks was incorporated in Israel on July 21, 2025, as a wholly-owned subsidiary of My Size Israel. Ten Peacks focuses on the marketing and distribution of global apparel and footwear brands in the Israeli market. The company commenced commercial operations in the fourth quarter of 2025, selling items to distributors in Israel, and represents our initial strategic entry into fashion brand distribution as a distinct business activity.

Ten Peacks is designed to serve as the MySize group's distribution arm in Israel, leveraging the group's existing relationships with global apparel and footwear brands—relationships built through the commercial activities of Naiz Fit and ShoeSize.Me—to create a new revenue channel through local-market distribution, wholesale, and brand representation. By establishing a dedicated distribution entity in Israel, we aim to formalize and monetize the group's brand network in a market that has historically welcomed international fashion brands and where local distribution expertise is a meaningful barrier to entry for brands seeking market access.

Business Model

Ten Peacks operates as a fashion brand distributor in Israel, acting as the local market partner for international apparel and footwear brands that seek distribution, wholesale representation, and retail placement in the Israeli market. The distribution model involves Ten Peacks purchasing or consigning inventory from brand partners, managing the logistics and commercial relationships with Israeli distributors and retailers, and earning revenue from the margin between acquisition cost and realized wholesale or retail price.

The Israeli fashion distribution model typically involves a local distributor serving as the brand's exclusive or primary market representative, responsible for managing trade customer relationships across the country's retail chains, boutiques, and multi-brand stores, as well as for adapting the brand's commercial presentation to local market preferences while preserving brand identity. Ten Peacks is structured to perform this function across both apparel and footwear categories, reflecting the combined capabilities of the MySize group across these product types.

Ten Peacks' commercial model is differentiated by its access to the MySize group's technology infrastructure. Brands distributed by Ten Peacks in Israel can be offered the full suite of Naiz Fit and ShoeSize.Me size and fit technology, enabling Ten Peacks to bring technology-enhanced distribution to the Israeli market. We believe this integrated offering— combining local distribution expertise with proven e-commerce size and fit technology—is a meaningful differentiator relative to traditional Israeli fashion distributors and creates additional commercial value for brand partners beyond standard wholesale representation.

Market Description and Opportunities

The Israeli apparel retail market generated revenues of approximately $4.4 billion in 2024, according to MarketLine, with the womenswear segment representing the largest share at approximately $2.1 billion. The Israeli fashion e-commerce market generated approximately $1.64 billion in online revenue in 2024, with an online market share of 20% to 25% of total fashion retail. The Israeli fashion market overall is projected to grow by approximately 8.9% between 2024 and 2029, reaching a market volume of approximately $2.1 billion in fashion e-commerce by 2029, according to Statista.

The Israeli market has historically demonstrated strong receptivity to international fashion brands. A significant proportion of the country's fashion retail activity is driven by internationally recognized labels, with established players including Zara, H&M, Nike, and Uniqlo maintaining strong presences in the market. Approximately one third of all franchises operating in Israel are in the apparel and fashion sector, according to data from the U.S. Department of Commerce's International Trade Administration, and the franchise and distribution model is the dominant channel through which international brands access Israeli consumers.

We believe Ten Peacks is positioned to compete in this market by leveraging three distinct advantages: first, the pre-existing brand relationships built through the Naiz Fit and ShoeSize.Me client base, which includes over 100 international fashion and footwear brands that are existing commercial partners of the MySize group; second, the ability to offer brand partners an integrated distribution and technology proposition that includes size and fit solutions alongside local market representation; and third, the operational infrastructure and market knowledge of My Size Israel, which has been operating in the Israeli market since the Company's early development stage and provides Ten Peacks with an established local foundation.

Research and Development

Research and development is a core strategic activity across the MySize group. Our subsidiaries' proprietary technologies serve a dual purpose: generating direct commercial revenue from brand clients and retailers while simultaneously building shared infrastructure that makes the broader group more operationally efficient, more data-rich, and more competitively differentiated. We incurred research and development expenses of approximately $0.6 million in 2025 and approximately $0.49 million in 2024.

Naiz Fit and ShoeSize.Me — Fashion AI and Size & Fit Technology

The largest share of the group's R&D investment is concentrated in Naiz Fit, whose engineering and data science team is responsible for three interconnected proprietary technology layers. The first is a proprietary anthropometric engine that translates basic consumer inputs into 21 body measurements, trained and continuously refined against a growing dataset of real consumer body data and validated through over 220,000 physical garment try-on sessions. The second is a garment modelling technology that creates a per-SKU digital fit model for each product by combining technical measurements with physical try-on data and brand-specific fit rules—enabling size recommendations at the individual product level rather than relying on generic size charts. The third is a machine learning layer that ingests consumer behavior data from every interaction on the platform—recommendations made, sizes chosen, purchases, and returns—to improve algorithm accuracy at scale and power the platform's analytics products.

ShoeSize.Me contributes a complementary and architecturally distinct technology: an AI-powered footwear sizing engine built on a database of over 92 million shopper experiences across more than 1.2 million shoe models and 19 international size scales. Its peer-comparison approach—inferring a consumer's correct size in a new shoe based on shoes they already own—addresses the specific complexity of footwear sizing that apparel-focused algorithms cannot solve. Together, Naiz Fit and ShoeSize.Me give the group unified AI-driven size and fit coverage across both apparel and footwear.

These technologies generate direct SaaS revenue from brand clients, but their value extends across the group. Naiz Fit's anthropometric and garment modelling infrastructure is being integrated into Percentil's recommerce platform, where size recommendation for pre-owned garments—which typically lack structured product data—is a significant consumer friction point. The ShoeSize.Me footwear database is also relevant to Orgad's and Ten Peacks' footwear product operations. We believe the cross-subsidiary application of these technologies is an important and underdeveloped source of group-level competitive value.

Orgad — E-Commerce Intelligence and Pricing Technology

Orgad's R&D focuses on the proprietary software systems that drive its operational performance as a large-scale Amazon third-party seller. Its inventory intelligence system processes daily product and market data across more than 5,000 SKUs to identify demand gaps and optimize stock levels—ensuring year-round availability, including through peak trading periods when competitors experience stockouts. Its dynamic pricing system monitors competitive conditions on the Amazon marketplace in real time and adjusts pricing algorithmically to optimize the balance between margin and Buy Box competitiveness at a scale that would be unmanageable through manual price-setting. Orgad also operates internal advertising efficiency tools that dynamically allocate Amazon advertising spend based on conversion performance, margin contribution, and inventory levels. Together, these systems are a core operational asset and a meaningful competitive barrier relative to less technologically sophisticated third-party sellers.

Percentil — Second-Hand Garment Processing Technology

Percentil's R&D is focused on the proprietary processes and systems required to operate a high-quality managed recommerce platform at scale, where every item received is a unique SKU requiring individual assessment, pricing, and management. Its garment intake and classification process—refined over 13 years and more than 12 million garments received—encodes accumulated knowledge of over 70,000 brands to enable rapid and consistent quality decisions at high volume. Its automated dynamic pricing algorithm values each accepted item by reference to brand, condition, category, seasonality, and real-time demand signals from the platform, and manages automatic discount scheduling for items that do not sell within a defined window. Its real-time inventory API updates item availability and pricing across four country-specific platforms every five seconds—operationally critical given that every item exists as a single unit. An advanced CRM with over 200 automated workflows manages the full seller and buyer lifecycle, enabling Percentil to process the volume of its operations without proportional headcount growth.

Percentil's garment data—spanning 12 million classified items across tens of thousands of brands—also represents a unique second-hand market dataset with potential applications for Naiz Fit's garment modelling technology as the group's data integration capabilities develop.

Group-Level Technology Strategy

We view the R&D activities of our subsidiaries as components of a shared group-level technology strategy rather than isolated unit-level investments. The data generated across our businesses—consumer body measurements and garment fit data from Naiz Fit, footwear sizing data from ShoeSize.Me, product demand and pricing data from Orgad, and garment classification and resale data from Percentil—forms a compounding proprietary data asset that becomes more valuable as integration between business units deepens. We intend to continue investing in this integration, and in new AI-driven capabilities including the Naiz Assistant conversational stylist and the Naiz LLM data interface, which we believe will further differentiate the MySize platform over time.

Proprietary Rights

We rely on a combination of patent, copyright, trademark, and trade secret laws in the United States and other jurisdictions, as well as contractual protections, to protect our proprietary technology.

We cannot provide any assurance that our proprietary rights with respect to our products will be viable or have value in the future since the validity, enforceability, and type of protection of proprietary rights in software-related industries are uncertain and still evolving.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and effective copyright, trademark, trade secret, and patent protection may not be available in those jurisdictions. Our means of protecting our proprietary rights may not be adequate to protect us from the infringement or misappropriation of such rights by others.

Further, in recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in the software and Internet-related industries. We can become subject to intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. These claims, even if not meritorious, could be expensive to defend and could divert management's attention from operating our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award of damages and to develop non-infringing technology, obtain a license, or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we, our products, or our platform may not be, or may not have been, compliant with each such applicable law or regulation.

In particular, we are subject to a variety of federal, state, and international laws and regulations governing the processing of personal data. Many U.S. states have passed laws requiring notification to data subjects when there is a security breach of personally identifiable data. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies, and foreign governments concerning data protection. In addition, data protection laws in Europe and other jurisdictions outside the United States can be more restrictive than those within the United States, and the interpretation and application of these laws are still uncertain and in flux.

For example, the General Data Protection Regulation, or GDPR, which took effect on May 25, 2018, enhances data protection obligations for entities that process personal data about individuals, including obligations to cooperate with European data protection authorities, implement security measures, and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to the greater of €20 million or 4% of global annual revenue. In addition, the California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability. Given the breadth and depth of changes in data protection obligations, meeting the requirements of GDPR and other applicable laws and regulations has required significant time and resources, including a review of our technology and systems currently in use against the requirements of GDPR and other applicable laws and regulations. We have taken various steps to prepare for complying with GDPR and other applicable laws and regulations; however, there can be no assurance that these steps are sufficient to assure compliance. If our efforts to comply with GDPR or other applicable laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to use personal data of individuals could be significantly impaired.

Percentil is additionally subject to EU and Spanish regulations governing second-hand goods, consumer rights, textile waste, and extended producer responsibility. EU initiatives aimed at establishing a circular economy for textiles, including the proposed revision of the EU Waste Framework Directive and the EU Strategy for Sustainable and Circular Textiles, are expected to impose new obligations on fashion producers and create new market opportunities for recommerce platforms. We are monitoring the development of these regulatory frameworks and their implications for Percentil's business.

Competition

We operate in a highly competitive industry characterized by constant change and innovation. Changes in the applications and programming languages used to develop applications, devices, operating systems, and the broader technology landscape result in evolving customer requirements across each of our business units.

In the AI-driven size and fit technology market, our primary competitors include True Fit, Fit Analytics (now a Snap company), 3DLook, Measmerize, and Sizebay. True Fit and Fit Analytics are established players with significant installed bases, while 3DLook focuses on 3D body measurement and virtual try-on. Measmerize and Sizebay represent a newer generation of size recommendation solutions with growing commercial traction. We believe we compete primarily on the basis of recommendation accuracy, integration breadth, the comprehensiveness of our platform (which extends beyond size advisory to include garment modelling, retail solutions, and consumer data services), and our combined apparel and footwear coverage following the acquisition of ShoeSize.Me.

In the Amazon third-party marketplace, Orgad competes with a large and fragmented population of third-party sellers across its product categories. Competition is primarily based on pricing, product selection, inventory availability, and seller performance metrics as measured by Amazon.

In the European fashion recommerce market, Percentil competes with other second-hand platforms including Vinted, Wallapop, and category-specific resale platforms, as well as with the in-house sustainability programs of large fashion groups. We believe Percentil's managed recommerce model, its B2B Circular Solutions offering, and its operational infrastructure differentiate it from peer-to-peer marketplace competitors.

We believe we generally compete favorably with our competitors in each of our business segments. We expect competition to increase as established and emerging companies enter our markets, as customer requirements evolve, and as new products and technologies are introduced. Many of our competitors have substantially greater financial, technical, and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, and larger and more mature intellectual property portfolios.

Human Capital Management

As of April 12, 2026, we had a total of 45 employees, all of whom were full-time employees, including 12 in sales and marketing, 8 in technology and development, and 25 in administration and finance.

None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relationship with our employees to be good. Our future success depends on our continuing ability to attract and retain highly qualified engineers, sales and marketing, account management, and senior management personnel.

We provide competitive compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs (which vary by country and employment classification) include incentive compensation plans, pension and insurance benefits, paid time off, and equity-based grants with vesting conditions intended to facilitate retention of key personnel.

We believe that our future success will depend, in part, on our continued ability to attract, hire, and retain qualified personnel. We compete for qualified personnel with other technology and e-commerce companies, as well as universities and non-profit research institutions. We believe that our diverse multinational team, operating across Israel, Spain, and Switzerland, is a key asset, and we are committed to inclusion, diversity, and equitable compensation practices across all of our business units.

We consider our relations with our employees to be good.

Company Information

Our principal executive offices are located at HaNegev 4 St., POB 1026, Airport City, Israel 7010000, and our telephone number is +972-3-600-9030. Our website address is www.mysizeid.com. Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way a part of, this Annual Report on Form 10-K.

We use our website (www.mysizeid.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 10-K.

Corporate History

We were incorporated in the State of Delaware on September 20, 1999 under the name Topspin Medical, Inc. In December 2013, we changed our name to Knowledgetree Ventures Inc. Subsequently, in February 2014, we changed our name to MySize, Inc. In 2020, we created a subsidiary in the Russian Federation, My Size LLC.

From inception through 2012, we were engaged in research and development of a medical magnetic resonance imaging, or MRI, technology for interventional cardiology and in the development of MRI technology for use in the diagnosis and treatment of prostate cancer. In January 2012, we acquired Metamorefix Ltd., or Metamorefix. Metamorefix was incorporated in 2007 and was engaged in the development of innovative solutions for the rehabilitation of tissues, particularly skin tissues. By the end of 2012, we ceased operations and in January 2013, we sold our entire ownership interest in Metamorefix.

In September 2013, Ronen Luzon, our Chief Executive Officer, acquired control of the Company from Asher Shmuelevitch, according to which Mr. Luzon purchased 70,238 shares of common stock from Mr. Shmuelevitch, which shares represented approximately 40% of the issued and outstanding capital stock of the Company at such time, thus becoming a controlling shareholder of the Company. In connection with the acquisition, Mr. Luzon reached a settlement with our then creditors pursuant to which the main creditor, Mr. Shmuelevitch, was paid a total sum of approximately $140,000 in consideration for a full and final waiver of any and all his claims that he may have relating to any monetary indebtedness of the Company to the creditors.

In February 2014, My Size Israel, our wholly owned subsidiary, entered into a Purchase Agreement, or the Purchase Agreement, with Shoshana Zigdon, who at the time was a beneficial owner of more than 20% of our outstanding shares, with respect to the acquisition by us of certain rights related to the collection of data for measurement purposes including rights in the venture, the method, and a patent application that had been filed by the Seller (PCT/IL2013/050056), or the Assets. In consideration for the sale of the Assets, we agreed to pay to Ms. Zigdon 18% of our operating profit, directly or indirectly connected with the Assets together with value-added tax in accordance with the law for a period of seven years from the end of the development period of the aforementioned venture. In addition to the foregoing, the Purchase Agreement provided that all developments, improvements, knowledge, and know-how developed and/or accumulated by us after the execution of the Purchase Agreement will be owned by us. Further, Ms. Zigdon agreed not to compete, directly or indirectly, with us in any matter relating to the Assets for a period of seven years from the end of the development period of the venture.

On May 26, 2021, we, My Size Israel, and Ms. Zigdon entered into an Amendment to Purchase Agreement, or the Amendment, which made certain amendments to the Purchase Agreement. Pursuant to the Amendment, Ms. Zigdon agreed to irrevocably waive (i) the right to repurchase certain assets related to the collection of data for measurement purposes that My Size Israel acquired from Ms. Zigdon under the Purchase Agreement and upon which our business is substantially dependent, or the Assets, and (ii) all past, present, and future rights in any of the intellectual property rights sold, transferred, and assigned to My Size Israel under the Purchase Agreement and any modifications, amendments, or improvements made thereto, including, without limitation, any compensation, reward, or any rights to royalties or to receive any payment or other consideration whatsoever in connection with such intellectual property rights, or the Waiver. In consideration of the Waiver, we issued 100,000 shares of common stock to Ms. Zigdon.

In February 2022, we completed the acquisition of Orgad; in October 2022, we completed the acquisition of Naiz Fit; in May 2025, we acquired the Percentil production unit from Casi Nuevo Kids, S.L.; and in September 2025, we completed the acquisition of ShoeSize.Me. We also formed Ten Peacks in Israel in July 2025.

In September 2005, we commenced trading on the Tel Aviv Stock Exchange, or TASE. Between 2007 and 2012, we reported as a public company with the SEC. In August 2012, we suspended our reporting obligations. In mid-2015, we resumed reporting as a public company. On July 25, 2016, our common stock began publicly trading on the Nasdaq Capital Market, or Nasdaq, under the symbol "MYSZ".

On December 27, 2023, our shareholders approved a voluntary delisting of our common stock from trading on the TASE. On January 11, 2024, the TASE issued a notice confirming our request to delist our common stock from the TASE, noting that the last day of trading of our common stock on the TASE would be March 27, 2024, and that the delisting of our common stock would take effect on March 31, 2024. All of the shares of our common stock previously traded on the TASE were transferred to Nasdaq.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Annual Report on Form 10-K before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value and trading price of our common stock could decline, and you may lose all or part of your investment.

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

<u>**Risks Related to Our Financial Position and Capital Requirements**</u>

● We have historically incurred significant losses and there can be no assurance when, or if, we will achieve or maintain profitability.

● It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably.

● We will need to raise additional capital to meet our business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of our common stock to decline.

● The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

<u>**Risks Related to Our Company and Our Business**</u>

● The market for our measurement technology is new and unproven, may experience limited growth and is highly dependent on U.S. retailers and online third-party resellers adopting our flagship product, MySizeID.

● Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to grow our business and achieve broader market acceptance of our products.

● We expect our sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.

● We acquired Orgad and Naiz and are seeking in the future to engage in additional acquisitions, joint ventures or collaborations which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

● If we are not able to enhance our brand and increase market awareness of our company and products, then our business, results of operations and financial condition may be adversely affected.

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- If we do not develop enhancements to our products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.

- The mobile technology industry is subject to rapid technological change and, to compete, we must continually enhance our mobile device applications and custom development services.

- Our growth depends, in part, on the success of our strategic relationships with third parties.

- Changes in economic conditions could materially affect our business, financial condition and results of operations.

- We rely upon third parties to provide distribution for our applications, and disruption in these services could harm our business.

- We rely on third-party hosting and cloud computing providers to operate certain aspects of our business. Any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business.

- Real or perceived errors, failures, or bugs in our products could adversely affect our operating results and growth prospects.

- We could be harmed by improper disclosure or loss of sensitive or confidential company, employee, or customer data, including personal data.

- A material breach in security relating to our information systems and regulation related to such breaches could adversely affect us.

- Our products and our business are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our products to comply with or enable our customers to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

- We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

- We may face intense competition and expect competition to increase in the future, which could limit us in developing a customer base and generating revenue.

- Our business operations and future development could be significantly disrupted if we lose key members of our management team.

- If we are able to expand our operations, we may be unable to successfully manage our future growth.

Risks Related to Our Operations in Israel

- Our headquarters and most of our operations are located in Israel, and therefore, political, economic and military conditions in Israel may affect our operations and results.

Risks Related to Our Common Stock

- A more active, liquid trading market for our common stock may not develop, and the price of our common stock may fluctuate significantly.

- Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

- Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

- Our securities are traded on more than one market which may result in price variations.

- We are a former "shell company" and as such are subject to certain limitations not generally applicable to other public companies.

Risks Related to Our Financial Position and Capital Requirements

We have historically incurred significant losses and there can be no assurance when, or if, we will achieve or maintain profitability.

We realized a net loss of approximately $5.9 million and $4.0 million for the years ended December 31, 2025 and 2024, respectively, and had an accumulated deficit of $69.7 million as of December 31, 2025. Because of the numerous risks and uncertainties associated with the development and commercialization of our products and business, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Expected future operating losses will have an adverse effect on our cash resources, shareholders' equity and working capital. Our failure to become and remain profitable could depress the value of our stock and impair our ability to raise capital, expand our business, maintain our development efforts, or continue our operations. A decline in our value could also cause you to lose all or part of your investment in us.

It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably.

We have been developing measurement technology since 2014. Since then, our operating history has been primarily limited to research and development, pilot studies, raising capital, and more recently acquisitions and sales and marketing efforts. Because we do not yet have an established commercial operating history, and because the market for our products may rapidly evolve, it is hard for us to predict our future performance. Therefore, it may be difficult to evaluate our business and prospects. We have not yet demonstrated an ability to profitably commercialize our products. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize our products, and any future products.

We will need to raise additional capital to meet our business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of our common stock to decline.

Based on our projected cash flows and the cash balances as of the date of this Annual Report on Form 10-K, our existing cash is insufficient to fund operations for a period of more than 12 months. As a result, there is substantial doubt about our ability to continue as a going concern. In order to meet our business objectives in the future, we will need to raise additional capital, which may not be available on reasonable terms or at all. Additional capital would be used to accomplish the following:

- finance our current operating expenses;

- pursue growth opportunities;

- hire and retain qualified management and key employees;

- respond to competitive pressure;

- comply with regulatory requirements; and

- maintain compliance with applicable laws.

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our business, results of operations and financial condition.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current stockholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline and existing stockholders may not agree with our financing plans or the terms of such financings. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or we may have to cease our operations, which would have a material adverse effect on our business, results of operations and financial condition.

Management has concluded that there is substantial doubt about our ability to continue as a going concern which could prevent us from obtaining new financing on reasonable terms or at all.

We have incurred significant losses and negative cash flows from operations and have an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Our audited consolidated financial statements for the year ended December 31, 2025 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a "going concern" explanatory paragraph in its report on our financial statements for the year ended December 31, 2025. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

Risks Related to Our Company and Our Business

The market for our measurement technology is new and unproven, may experience limited growth.

The market for our measurement technology is relatively new and unproven and is subject to a number of risks and uncertainties. We believe that our future success will depend in large part on market adoption of Naiz Fit and online third-party resellers. In order to grow our business, we intend to focus on educating retailers and resellers and other potential customers about the benefits of our measurement technology, expanding the functionality of our products and bringing new products to market to increase market acceptance and use of our technology. Our ability to develop and expand the market that our products address depends upon a number of factors, including the cost savings, performance and perceived value associated with such products. The market for our products could fail to develop or there could be a reduction in interest or demand for our products as a result of a lack of consumer acceptance, technological challenges, competing products and services, weakening economic conditions and other causes. We may never successfully commercialize our products and if our products fail to achieve market acceptance, this would have a material adverse effect on our business, results of operations and financial condition.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to grow our business and achieve broader market acceptance of our products.

Our ability to achieve customer adoption, especially among U.S. retailers will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel. We have limited experience selling to U.S. retailers and only recently established a U.S. sales force. We believe that there is significant competition for experienced sales professionals with the skills and industry knowledge that we require. Our ability to achieve significant revenue growth in the future will depend, in part, on our ability to recruit, train and retain a sufficient number of experienced sales professionals, particularly those with experience selling to U.S. retailers. In addition, even if we are successful in hiring qualified sales personnel, new hires require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at U.S. retailers and new markets. Because we only recently started sales efforts, we cannot predict whether, or to what extent, our sales efforts will be successful.

We expect our sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.

In this market segment, the decision to adopt our products may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and IT. In addition, while U.S. retailers may be willing to deploy our products on a limited basis, before they will commit to deploying our products at scale, they often require extensive education about our products and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these customers. As part of our sales cycle, we may incur significant expenses before executing a definitive agreement with a prospective customer and before we are able to generate any revenue from such agreement. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace generally or with a specific prospective customer change negatively, it is possible that no definitive agreement will be executed, and we will be unable to recover any of these expenses. If we are not successful in targeting, supporting and streamlining our sales processes and if revenue expected to be generated from a prospective customer is not realized in the time period expected or not realized at all, our ability to grow our business, and our operating results and financial condition may be adversely affected. If our sales cycles lengthen, our future revenue could be lower than expected, which would have an adverse impact on our operating results and could cause our stock price to decline.

We acquired, ShoeSize.Me, Casi Nuevo's Production Unit, Orgad and Naiz Fit and are seeking in the future to engage in additional acquisitions, joint ventures or collaborations which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

In order to reduce time to market and obtain complementary technologies, we are seeking to acquire technologies and businesses that are synergistic to our product offering. For example, during 2025, we acquired ShoeSize.Me, a European SaaS company specializing in AI-powered footwear sizing and fit solutions, and Casi Nuevo's Production Unit, and during 2022, we acquired Orgad, which operates an omnichannel e-commerce platform, and Naiz Fit, which provides SaaS technology solutions that solve size and fit issues for fashion ecommerce companies. We evaluate from time to time various acquisitions and collaborations, including licensing or acquiring technologies, intellectual property rights, or businesses. The process for acquiring a company may take from several months up to a year and costs can vary greatly. We may also compete with others to acquire companies, and such competition may result in decreased availability of, or an increase in price for, suitable acquisition candidates. In addition, we may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. As a result, it may be more difficult for us to identify suitable acquisition or investment targets or to consummate acquisitions or investments on acceptable terms or at all. If we are not able to execute on any acquisition, we may not be able to achieve a future growth strategy and may lose market share.

In addition, the acquisition of ShoeSize.Me, Casi Nuevo's Production Unit, Orgad, Naiz Fit and any potential future acquisition, joint venture or collaboration may entail numerous potential risks, including:

● increased operating expenses and cash requirements;

● the assumption of additional indebtedness or contingent liabilities;

● assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

● the diversion of our management's attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;

● retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

● risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing technologies; and

● our inability to generate revenue from acquired technologies or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

All of the foregoing risks may be magnified as the cost, size or complexity of an acquisition or acquired company increases, or where the acquired company's products, market or business are materially different from ours, or where more than one integration is occurring simultaneously or within a concentrated period of time. We may not be able to obtain the necessary regulatory approvals, including those of antitrust authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

In addition, we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of equity or debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute a future growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing shareholders. For example, in partial consideration for the acquisition of ShoeSize.Me, we agreed to issue up to 269,093 shares of our common stock, in the acquisition of Orgad, we agreed to issue up to 111,602 shares of our common stock and in the Naiz acquisition we issued 240,000 shares of our common stock. Furthermore, if we undertake acquisitions, we may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

If we are not able to enhance our brand and increase market awareness of our company and products, then our business, results of operations and financial condition may be adversely affected.

We believe that enhancing our brand identity and increasing market awareness of our company and products, is critical to achieving widespread acceptance of our products. Our ability to successfully develop new retailers may be adversely affected by a lack of awareness or acceptance of our brand. To the extent that we are unable to foster name recognition and affinity for our brand, our growth may be significantly delayed or impaired. The successful promotion of our brand will depend largely on our continued marketing efforts, market adoption of our products, and our ability to successfully differentiate our products from competing products and services. Our brand promotion may not be successful or result in revenue generation. Any incident that erodes consumer affinity for our brand could significantly reduce our brand value and damage our business. If consumers perceive or experience a reduction in quality, or in any way believe we fail to deliver a consistently positive experience, our brand value could suffer and our business may be adversely affected.

In particular, adverse weather conditions can impact guest traffic at our retailers, and, in more severe cases, cause temporary retail closures, sometimes for prolonged periods. Our business is subject to seasonal fluctuations, with retail sales typically higher during certain months, such as December. Adverse weather conditions during our most favorable months or periods may exacerbate the effect of adverse weather on consumer traffic and may cause fluctuations in our operating results from quarter-to-quarter within a fiscal year.

If we do not develop enhancements to our products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.

Our ability to attract new customers depends in part on our ability to enhance and improve our existing products, increase adoption and usage of our products and introduce new products. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, and overall market acceptance. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, our ability to increase the usage of our products depends, in part, on the development of new use cases for our products and may be outside of our control. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop new products, then our business, results of operations and financial condition would be adversely affected.

The mobile technology industry is subject to rapid technological change and, to compete, we must continually enhance our mobile Apps and custom development services.

We must continue to enhance and improve the performance, functionality and reliability of our products. The mobile technology industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render our products obsolete. Our success will depend, in part, on our ability to both internally develop and enhance our existing products, develop new products that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, we may not be able to increase our revenue and expand our business*.*

Changes in economic conditions could materially affect our business, financial condition and results of operations.

Because our primary target customers include U.S. retailers, we, together with the rest of the fashion/apparel industry, will depend upon consumer discretionary spending. Increases in unemployment rates, reductions in home values, increases in home foreclosures, investment losses, personal bankruptcies and reductions in access to credit and reduced consumer confidence, may impact consumers' ability and willingness to spend discretionary dollars. In addition, volatile economic conditions may repress consumer confidence and discretionary spending. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

Our growth depends, in part, on the success of our strategic relationships with third parties.

To grow our business, we anticipate that we will continue to depend on relationships with third parties, such as our customers and third-party platforms. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our products or increased revenue.

We rely upon third parties to provide distribution for our applications, and disruption in these services could harm our business.

We currently utilize, and plan on continuing to utilize over the current fiscal year, third-party networking providers and distribution through companies including, but not limited to, Magento, SalesForce, WooCoomerce, Shopify, Lightspeed, PrestaShop, Bitrix and Wix to distribute our technologies. If disruptions or capacity constraints occur, we may have no means of replacing these services, on a timely basis or at all. This could cause a material adverse condition for our operations and financial earnings.

We rely on third-party hosting and cloud computing providers to operate certain aspects of our business. Any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our products and customer satisfaction. Our products run on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain elements of this system, but significant elements of this system are operated by third-parties that we do not control and which would require significant time to replace. We expect this dependence on third-parties to continue. In particular, a significant portion, if not almost all data storage, data processing and other computing services and systems is hosted by cloud computing providers. Any disruptions, outages and other performance problems relating to such services, including infrastructure changes, human or software errors and capacity constraints, could adversely impact our business, financial condition or results of operations.

Real or perceived errors, failures, or bugs in our products could adversely affect our operating results and growth prospects.

We update our products on a frequent basis. Despite efforts to test our updates, errors, failures or bugs may not be found in our products until after they are deployed to a customer. We have discovered and expect we will continue to discover errors, failures and bugs in our products and anticipate that certain of these errors, failures and bugs will only be discovered and remediated after deployment. Real or perceived errors, failures or bugs in our platform could result in negative publicity, government inquiries, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

We could be harmed by improper disclosure or loss of sensitive or confidential company, employee, or customer data, including personal data.

In connection with the operation of our business, we store, process and transmit data, including personal and payment information, about our employees and customers, a portion of which is confidential and/or personally sensitive. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs. Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new products and offerings. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

A material breach in security relating to our information systems and regulation related to such breaches could adversely affect us.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. For example, a cybercriminal could use cybersecurity threats to gain access to sensitive information about another company or to alter or disrupt news or information to be distributed by PR Newswire. Cybersecurity attacks are becoming more sophisticated and include malicious software, ransomware, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging our reputation. Any person who circumvents our security measures could steal proprietary or confidential customer information or cause interruptions in our operations. We incur significant costs to protect against security breaches, and may incur significant additional costs to alleviate problems caused by any breaches. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm our reputation and business and financial results.

We incorporate artificial intelligence, or AI, and machine learning, or ML, into our products. This technology is new and developing and may present both compliance and reputational risks.

We rely on AI and ML in the operation of some of our products. The AI models that we use are trained using various data sets. If our AI models are incorrectly designed or implemented or do not receive pictures or visual data, they may produce inaccurate or unreliable results, negatively impacting the performance and reliability of our products. The effectiveness of our AI models depends on the quality and completeness of the data used for training. If the data is incomplete, inadequate, or biased, it could lead to suboptimal model performance, impairing the functionality of our products. Any malfunction or unexpected behavior in our AI-driven systems could disrupt our operations, leading to increased downtime and higher maintenance costs for our customers, and potential loss of revenue. Additionally, failures in the performance of our AI models could damage our reputation, erode customer trust, and result in loss of business and negative publicity.

Our products use AI, ML, and automated decision making technologies, including artificial intelligence and machine learning algorithms, and is making significant investments to continuously improve the use of such technologies. There are significant risks involved in developing, maintaining and deploying AI, ML and automated decision making technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be cost effective and more generally beneficial to our business, including our efficiency or profitability. In particular, if these AI or ML models or automated decision making technologies are incorrectly designed or implemented, trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data or on data to which we do not have sufficient rights, and/or are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services, and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or through other civil claims. Further, our ability to continue to develop or use such models or technologies may be dependent on access to specific third-party software and infrastructure, such as processing hardware or third-party artificial intelligence models, and we cannot control the availability or pricing of such third-party software and infrastructure. In addition, market acceptance and consumer perceptions of AI or ML technologies is uncertain at this point.

Additionally, we expect to see increasing government and supranational regulation and ethical concerns related to AI use, which may also significantly increase the burden and cost of research, development and compliance in this area. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our technology and products to help ensure that AI is implemented in accordance with applicable laws and regulations and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The legal landscape and subsequent legal protection for the use of AI remains uncertain, and development of the law in this area could impact our ability to enforce our intellectual property or proprietary rights or protect against infringing uses. If we do not have sufficient rights to use the data on which AI relies or to the outputs produced by AI applications, we may incur liability through the violation of certain laws, third-party privacy or other rights or contracts to which we are a party. Our use of AI applications may also, in the future, result in cybersecurity incidents that implicate the personal data of customers. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations.

Our partners or other third-party service providers may also incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to intellectual property, data privacy and cybersecurity. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, or otherwise adversely impact our business.

Our products and our business are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our products to comply with or enable our customers to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

We and our customers that use our products may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personally identifiable information of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data.

Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personally identifiable information obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personally identifiable information that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in some jurisdictions, IP addresses and other online identifiers.

For example, the GDPR, which took full effect on May 25, 2018. The GDPR enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. In addition, the CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation. Further, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. There are also additional laws and regulations in additional jurisdictions around the world which govern the protection of consumers and of electronic communications. If our efforts to comply with GDPR, CCPA or other applicable laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to conduct business could be significantly impaired.

Additionally, although we endeavor to have our products comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our internal practices. We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy- or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing U.S. federal and various state and foreign privacy- and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy- and data protection-related matters. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our names and logos. We currently have no registered trademarks. While we plan to register a number of our trademarks; however, no assurance can be given that our trademark applications will be approved. As of December 31, 2025, we own 16 issued patents: six in Europe, four in the U.S., three in Japan, two in Canada and one in Israel which expire between January 20, 2033 and August 18, 2036, and we have two additional patent applications in process. As of such date, we do not have any registered trademarks., No assurance can be given that our patent applications which are in process will be approved. If our patent applications are not approved, our ability to expand or develop our business may be negatively affected.

Third parties may also oppose our trademark or patent applications, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our goods and services or redesign our technology, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands and products.

If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third-party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties' intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management's attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third-party's intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our operating profits and harm our future prospects.

We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

We face significant competition in every aspect of our business. Our competitors may already have an established market in our industry. Most of these competitors have significantly greater financial and other resources than us and have been developing their products and services longer than we have been developing ours.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential customers from purchasing our products. Potential customers may also prefer to purchase from their existing solution providers rather than a new solution provider regardless of product performance or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and our loss of any future market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our products. Any failure to meet and address these factors could harm our business, results of operations and financial condition.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate Ronen Luzon, our Chief Executive Officer, and certain of our other senior executive officers. The loss of the services of our Chief Executive Officer, senior officers or other key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. We also do not maintain any key man life insurance policies for any of our employees.

If we are able to expand our operations, we may be unable to successfully manage our future growth.

Our growth may strain our infrastructure and resources. Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business, results of operations and financial condition.

Our business operations are conducted in multiple languages and could be disrupted due to miscommunications or translation errors.

The success of our business continues to depend on our marketing efforts in the United States, Europe and Israel, each of which is conducted in the local language. Miscommunications or inaccurate foreign language translations could have a material adverse effect on our business operations and financial conditions. Additionally, contracts, communications and complex technical information must be accurately translated into foreign languages.

We will continue to incur costs and be subject to various obligations as a result of being a public company, listed in the United States and in Israel.

We will continue to incur significant legal, accounting and other expenses as a result of being a public company, listed in the United States and in Israel. Although we will incur costs each year associated with being a publicly-traded company, it is possible that our actual costs of being a publicly-traded company will vary from year to year and may be different than our estimates. In estimating these costs, we take into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to maintain the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a U.S. publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

Any future or current litigation could have a material adverse impact on our results of operations, financial condition and liquidity.

From time to time, we may be subject to litigation, including, among others, potential stockholder derivative actions and class actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. Subject to certain exceptions, our Amended and Restated Certificate of Incorporation, or Certificate of Incorporation, and Amended and Restated Bylaws, or Bylaws, require us to indemnify and advance expenses to our officers and directors involved in legal proceedings. To date we have obtained directors and officers' liability, or D&O, insurance to cover some of the risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys' fees) of officers and directors who are the subject of a lawsuit as a result of their service to us. There can be no assurance that we will be able to continue to maintain this insurance at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to us could have a material adverse effect on our financial condition, results of operations and liquidity. Such lawsuits, and any related publicity, may result in substantial costs and, among other things, divert the attention of management and our employees. An unfavorable outcome in any claim or proceeding against us could have a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods. Further, any settlement announced by us may expose us to further claims against us by third parties seeking monetary or other damages which, even if unsuccessful, would divert management attention from the business and cause us to incur costs, possibly material, to defend such matters, which could have a material adverse impact on our financial position. See "Legal Proceedings" for more information regarding our involvement in ongoing litigation matters.

Federal, state and local or Israeli tax rules may adversely impact our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S., as well as local taxes in Israel in respect to our operations in Israel. Although we believe our tax estimates are reasonable, if the Internal Revenue Service or other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

A significant majority of Orgad's revenue is from sales of products on Amazon's U.S. Marketplace and any change, limitation or restriction on our ability to operate on Amazon's platform or any other marketplace could have a material adverse impact to our business, results of operations, financial condition and prospects.

Orgad, our wholly owned subsidiary, operates an omnichannel e-commerce platform engaged in online retailing in the global market. It operates as a third-party seller on Amazon.com, eBay and others. A substantial percentage of Orgad's revenue is driven by sales on Amazon's U.S. marketplace and Orgad is subject to terms of service of Amazon and other marketplaces and various other seller policies and services that apply to third parties selling products on Amazon and other marketplaces. Generally, a marketplace has the right to terminate or suspend its agreement with Orgad at any time and for any reason. Such marketplace may take other actions against Orgad such as suspending or terminating a seller account or product listing and withholding payments owed to Orgad indefinitely. For example, in July 2022, Amazon deactivated Orgad's Amazon U.S. store as a result of complaints submitted due to an error in the listed manufacturer of certain products on Orgad's store. Although its account was subsequently reinstated in September 2022, if the deactivation were to occur in the future for a prolonged period of time, or if Amazon were to terminate Orgad's account, this would have a material adverse effect on our business, results of operations, financial condition and prospects. While Orgad endeavors to materially comply with the terms of services of the marketplaces on which it operates, we can provide no assurance that these marketplaces will have the same determination with respect to our compliance.

In addition, Amazon and other marketplaces can make changes to its platform that could require Orgad to change the manner in which it operates, limit its ability to successfully launch new products or increase its costs to operate and such changes could have an adverse effect on our business, results of operations, financial condition and prospects. Examples of changes that could impact us relate to platform fee charges (i.e., selling commissions), exclusivity, inventory warehouse availability, excluded products and limitations on sales and marketing. Any change, limitation or restriction on our ability to sell on Amazon's platform or any other marketplace, even if temporary, could have a material impact on our business, results of operations, financial condition and prospects.

Orgad also relies on services provided by Amazon's fulfillment platform, including Prime Certification, which provides for expedited shipping to the consumer, an important aspect in the buying decision for consumers. For products that Orgad fulfills itself, Orgad is qualified to offer our products for sale with Prime Certification delivery. Any inability to market our products for sale with expedited delivery provided under Prime Certification could have a material impact on our business, results of operations, financial condition and prospects. Failure to remain compliant with the best fulfillment practices on Amazon's platform could have a material impact on our business, results of operations, financial condition and prospects. In addition, due to the COVID-19 pandemic, Amazon changed the amount of inventory it accepts per product for a period of time. If this were to continue it could cause us to miss sales and/or pay additional shipping costs which would harm our business operations and financial conditions.

Orgad's business depends on its ability to build and maintain strong product listings on e-commerce platforms. Orgad may not be able to maintain and enhance our product listings if it receives unfavorable customer complaints, negative publicity or otherwise fails to live up to consumers' expectations, which could materially adversely affect our business, results of operations and growth prospects.

Maintaining and enhancing Orgad's product listings is critical in expanding and growing its business. However, a significant portion of Orgad's perceived performance to the customer depends on third parties outside of its control, including suppliers and third-party delivery agents as well as online retailers such as Amazon and eBay. Because Orgad's agreements with its online retail partners are generally terminable at will, it may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because Orgad relies on third parties to deliver its products, it is subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. It may also experience shipping delays or disruptions due to other carrier-related issues relating to their own internal operational capabilities. Further, Orgad relies on the business continuity plans of these third parties to operate during pandemics, like the COVID-19 pandemic, and it has limited ability to influence their plans, prevent delays, and/or cost increases due to reduced availability and capacity and increased required safety measures.

Customer complaints or negative publicity about its products, delivery times, or marketing strategies, even if not accurate, especially on blogs, social media websites and third-party market sites, could rapidly and severely diminish consumer view of Orgad's product listings and result in harm to its brand. Customers may also make safety-related or other types of claims regarding products sold through our online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. We also use and rely on other services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control.

Orgad faces risks related to successfully optimizing and operating its fulfillment and customer service operations.

Failures to adequately predict customer demand or otherwise optimize and operate its fulfillment and customer service operations successfully from time to time result in excess or insufficient fulfillment or customer service capacity, increased costs, and impairment charges, any of which could materially harm our business. As Orgad continues to add fulfillment and customer service capability or add new businesses with different requirements, its fulfillment and customer service operations become increasingly complex and operating them becomes more challenging. There can be no assurance that Orgad will be able to operate our operations effectively.

In addition, failure to optimize inventory in our fulfillment operations increases net shipping cost by requiring long-zone or partial shipments. Orgad may be unable to adequately staff its fulfillment and customer service operations. Orgad's failure to properly handle such inventory or to accurately forecast product demand may result in it being unable to secure sufficient storage space or to optimize its fulfillment operations or cause other unexpected costs and other harm to our business and reputation.

Orgad relies on a limited number of shipping companies to deliver inventory to it and completed orders to our customers. The inability to negotiate acceptable terms with these companies or performance problems or other difficulties experienced by these companies could negatively impact our operating results and customer experience. In addition, Orgad's ability to receive inbound inventory efficiently and ship completed orders to customers also may be negatively affected by natural or man-made disasters, extreme weather, geopolitical events and security issues, labor or trade disputes, and similar events.

The variability in Orgad's retail business places increased strain on its operations.

Demand for Orgad's product listings can fluctuate significantly for many reasons, including as a result of seasonality, promotions, product launches, or unforeseeable events, such as in response to natural or man-made disasters, extreme weather, or geopolitical events. For example, Orgad expects a disproportionate amount of our retail sales to occur during our fourth quarter. Failure to stock or restock popular products in sufficient amounts such that Orgad fails to meet customer demand could significantly affect our revenue and our future growth. If too many customers access the websites on which Orgad engages in online retailing within a short period of time due to increased demand, Orgad may experience system interruptions that make the websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods its offers or sell and the attractiveness of its products. In addition, Orgad may be unable to adequately staff for fulfillment of orders and customer service during these peak periods and delivery and other fulfillment companies and customer service co-sourcers may be unable to meet the seasonal demand.

Our business is subject to the risks of earthquakes, fire, power outages, floods, health risks and other catastrophic events, and to interruption by man-made problems such as terrorism.

Natural disasters, such as fire or floods, a significant power outage, telecommunications failure, terrorism, an armed conflict, cyberattacks, epidemics and pandemics such as COVID-19, or other geo-political unrest could affect our supply chain, manufacturers, logistics providers, channel partners, or end-customers or the economy as a whole and such disruption could impact us and the shipments and sales. These risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, the loss of customers, or the delay in the deployment or shipment of products, our business, financial condition, and operating results would be adversely affected.

For example, on January 2, 2023, Orgad experienced a fire at its warehouse in Israel. We are not aware of any casualties or injuries associated with the fire. We shifted Orgad's operation to its headquarters. The value of the inventory that was in the warehouse was approximately $640,000. We believe that this incident did not affect the future sales results of Orgad for the year of 2023. The inventory was not insured, we and the lessor signed an agreement to settle the issue in which we paid to the lessor an amount of $50,000 to cover his loss.

Our business could be negatively impacted by unsolicited takeover proposals, by shareholder activism or by proxy contests relating to the election of directors or other matters.

Our business could be negatively affected as a result of an unsolicited takeover proposal, by shareholder activism or a proxy contest. During 2021, an activist shareholder sought to make changes to our board of directors, among other matters, which ultimately resulted in us entering into a settlement agreement with the activist shareholder and another shareholder, and for which considerable costs were incurred and absorbed significant time and attention by management and the board of directors. A future proxy contest, unsolicited takeover proposal, or other shareholder activism relating to the election of directors or other matters would most likely require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our Board of Directors. The potential of a proxy contest, unsolicited takeover proposal, or other shareholder activism could interfere with our ability to execute our strategic plan, give rise to perceived uncertainties as to our future direction, result in the loss of potential business opportunities or make it more difficult to attract and retain qualified personnel, any of which could materially and adversely affect our business and operating results.

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Risks Related to Our Operations In Israel

Our headquarters and some of our operations are located in Israel, and therefore, political, economic and military conditions in Israel may affect our operations and results.

Our headquarters and some of our operations are located in central Israel and our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital.

In particular, in October 2023, Hamas terrorists infiltrated Israel's southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel's border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel's security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. In October 2025, a ceasefire was brokered between Israel and Hamas. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld. None of our full-time or part-time employees in Israel were called up for reserve service. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In addition, since the commencement of these events, there have been continued hostilities along Israel's northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations and, in October 2024, Israel began ground operations against Hezbollah in Lebanon culminating in a ceasefire agreed to between Israel and Lebanon on November 27, 2024, but in March 2026, hostilities resumed along Israel's northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in Lebanon. In addition, in June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran's capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran's capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. A two-week ceasefire was brokered in April 2026 to allow the parties to negotiate, but its durability and the prospects for a successful agreement remain uncertain. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. In particular, most of our operations are in Spain and the U.S. However, if any of the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our shares of common stock. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may do so if hostilities in Israel or political instability in the region continue or increase. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services and some of such efforts have been successful. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel alleging genocide amid and in connection with the war in Gaza, and ordered Israel to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza, among others. On November 21, 2024, the International Criminal Court, or ICC, issued arrest warrants for Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes including using starvation as a method of warfare, murder and other inhumane acts. Companies and businesses may terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and ICC decisions.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel's judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

It may be difficult to enforce a non-Israeli judgment against the Company or its officers and directors.

The operating subsidiary of ours is incorporated in Israel. All of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law often involves the testimony of expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, it may be impossible to collect any damages awarded by either a U.S. or foreign court.

Our international operations could expose us to additional risks, including exchange rate fluctuations, legal regulations and political or economic instability that could harm our business and operating results.

Our international operations expose us to the following risks which may have a material adverse effect on our business and operating results:

● devaluations and fluctuations in currency exchange rates including fluctuations between the U.S. dollar and the NIS and the Russian Ruble;

● costs of compliance with local laws, including labor laws and intellectual property laws;

● compliance with domestic and foreign government policies;

● changes in trade regulations and procedures affecting approval, production, pricing, marketing, reimbursement for and access to, our products;

● compliance with applicable foreign anti-corruption laws, anti-trust/competition laws, anti-Boycott Israel law and anti-money laundering laws; and

● economic and geopolitical developments and conditions, including ongoing instability in global economies and financial markets, international hostilities, acts of terrorism and governmental reactions, inflation, outbreaks of contagious disease (e.g., the COVID-19 pandemic) and military and political alliances.

Risks Related to Our Common Stock

A more active, liquid trading market for our common stock may not develop, and the price of our common stock may fluctuate significantly.

Although our common stock is listed on the Nasdaq Capital Market and has been traded on the Nasdaq Capital Market since July 25, 2016, there has been relatively limited trading volume in the market for our common stock, and a more active, liquid public trading market may not develop or may not be sustained. Limited liquidity in the trading market for our common stock may adversely affect a stockholder's ability to sell its shares of common stock at the time it wishes to sell them or at a price that it considers acceptable. If a more active, liquid public trading market does not develop, we may be limited in our ability to raise capital by selling shares of common stock and our ability to acquire other companies or assets by using shares of our common stock as consideration. In addition, if there is a thin trading market or "float" for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile and it would be harder for you to liquidate any investment in our common stock. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

- our quarterly or annual operating results;
- changes in our earnings estimates;
- investment recommendations by securities analysts following our business or our industry;
- additions or departures of key personnel;
- changes in the business, earnings estimates or market perceptions of our competitors;
- our failure to achieve operating results consistent with securities analysts' projections;
- changes in industry, general market or economic conditions;
- announcements of legislative or regulatory changes; and
- natural disasters (including for example, the fire in the Orgad warehouse in January 2023) and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent resurgence of the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us and these fluctuations could materially reduce our stock price.

Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

If any of our shareholders were to decide to sell large amounts of stock over a short period of time (presuming such sales were permitted) such sales could cause the market price of our common stock to drop significantly, even if our business is doing well. Further, the market price of our common stock could decline as a result of the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

We are a smaller reporting company and, as a result of the reduced disclosure and governance requirements applicable to such companies, our common stock may be less attractive to investors.

We are a smaller reporting company, (i.e. a company with "public float" held by non-affiliates with a market value of less than $250 million) and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

We do not expect to pay any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our common stock. We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. Investors should not purchase our common stock expecting to receive cash dividends. Because we do not pay dividends, and there may be limited trading, investors may not have any manner to liquidate or receive any payment on their investment. Therefore, our failure to pay dividends may cause investors to not see any return on investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds, which could affect our ability to expand our business operations.

We can sell additional shares of common stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of shareholders' interests in the company and could depress our stock price.

Our Certificate of Incorporation currently authorizes 250,000,000 shares of common stock, of which 4,639,784 are currently outstanding as of April 14, 2026 and our board of directors is authorized to issue additional shares of our common stock. Although our board of directors intends to utilize its reasonable business judgment to fulfil its fiduciary obligations to our then existing stockholders in connection with any future issuance of our capital stock, the future issuance of additional shares of our capital stock could cause immediate, and potentially substantial, dilution to our existing stockholders, which could also have a material effect on the market value of the shares. Further, other than certain participation rights that we have granted in a past offering, our shares do not have preemptive rights, which means we can sell shares of our capital stock to other persons without offering purchasers in this offering the right to purchase their proportionate share of such offered shares. Therefore, any additional sales of stock by us could dilute your ownership interest in our Company.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

- variations in the level of expenses related to our research and development;

- any lawsuits in which we may become involved;

- regulatory developments affecting our products; and

- our execution of any collaborative, licensing or sales agreements, and the timing of payments under these arrangements.

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If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially.

If we fail to comply with the rules under the Sarbanes Oxley Act of 2002 related to accounting controls and procedures or if we discover material weaknesses and deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting and, if we are no longer a non-accelerated filer, a report by our independent auditors addressing these assessments. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

Our Certificate of Incorporation, Bylaws and Delaware law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Our Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third-party to acquire us, even if closing such a transaction would be beneficial to our stockholders. Provisions of our Certificate of Incorporation, Bylaws and Delaware law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the Certificate of Incorporation, Bylaws and Delaware law, as applicable, among other things:

- provide the board of directors with the ability to alter the Bylaws without stockholder approval;

- the classification of our board of directors;

- place limitations on the removal of directors;

- provide that vacancies on the Board of Directors may be filled by a majority of directors in office, although less than a quorum;

- require that stockholder actions must be affected at a duly called stockholder meeting and generally prohibiting stockholder actions by written consent;

- eliminate the ability of stockholders to call a special meeting of stockholders; and

- establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at duly called stockholder meetings.

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits "business combinations" between a publicly-held Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that such stockholder became an interested stockholder. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock and the value of our securities to decline.

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days and that we maintain a minimum of $2,500,000 in shareholders' equity.

We have in the past fallen out of compliance with certain continued listing standards including the minimum bid price requirement although we have subsequently been able to regain compliance. No assurance however can be given that we will continue to be in compliance with the continued listing requirements of the Nasdaq Capital Market. Failure to meet applicable Nasdaq continued listing standards could result in a delisting of our common stock. A delisting of our common stock from Nasdaq could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities.

In January 2026, Nasdaq proposed to strengthen its continued listing standards by requiring all companies listed on the Nasdaq Global or Capital Markets to maintain a minimum Market Value of Listed Securities (MVLS) of at least $5 million. If a company's MVLS falls below this threshold for 30 consecutive business days, Nasdaq will immediately suspend trading and delist the company's securities, with no compliance or cure period. While companies may request a hearing to challenge a delisting determination, trading will remain suspended throughout the appeals process, and the hearing panel can only reverse the decision if Nasdaq staff made a factual error. If this proposed rule is approved and adopted, any sustained decline in our MVLS below $5 million could result in the immediate suspension and delisting of our securities from Nasdaq, which would materially and adversely affect the liquidity and market price of our shares and could negatively impact our ability to raise capital or attract investors. Our MVLS over the 30 consecutive business days as of April 12, 2026 has been approximately $2.8 million.

The exercise of outstanding warrants and stock options will have a dilutive effect on the percentage ownership of our capital stock by existing stockholders.

As of April 14, 2026, we had outstanding warrants to acquire 1,005,062 shares of our common stock and stock options to purchase 11,376 shares of our common stock, which warrants and options are exercisable for prices ranging between $0.01 and $338. The expiration of the term of such options and warrants range from 0.5 years to 4.7 years. If a significant number of such warrants and stock options are exercised by the holders, the percentage of our common stock owned by our existing stockholders will be diluted.

Were our common stock to become subject to the penny stock rules then this could result in U.S. broker-dealers becoming discouraged from effecting transactions in shares of our common stock.

Rule 15g-9 under the Exchange Act establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If we do not retain a listing on the Nasdaq Capital Market or do not meet certain net tangible asset or average revenue requirements and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person's account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information and investment experience objectives of the person and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Sales of our currently issued and outstanding stock may become freely tradable pursuant to Rule 144 and may dilute the market for your shares and have a depressive effect on the price of the shares of our common stock.

A portion of our outstanding shares of common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act and as required under applicable state securities laws. Rule 144 provides in essence that an affiliate (as such term is defined in Rule 144(a)(1)) of an issuer who has held restricted securities for a period of at least six months (one year after filing Form 10 information with the SEC for shell companies and former shell companies) may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a company's outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to the sale (the four calendar week rule does not apply to companies quoted on the OTC Markets). Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not an Affiliate of the Company and who has satisfied a one-year holding period. A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to subsequent registrations of our shares of common stock, may have a depressive effect upon the price of our shares of common stock in any active market that may develop.

We are a former "shell company" and as such are subject to certain limitations not applicable to other public companies generally.

Prior to our suspension of reporting in 2012, we were a public reporting "shell company," as defined in Rule 12b-2 under the Exchange Act. Although we are no longer a "shell company," we are subject to certain restrictions under the Securities Act for the resale of securities issued by issuers that have been at any time previously a shell company. Specifically, the Rule 144 safe harbor available for the resale of our restricted securities is only available to our stockholders if we have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable, during the preceding twelve months, other than current reports on Form 8-K, at the time of the proposed sale, regardless of whether the restricted securities were initially issued at the time we were a shell company or subsequent to termination of such status. Accordingly, holders of our "restricted securities" within the meaning of Rule 144 will be subject to the conditions set forth in Rule 144 with respect to our company. Other reporting companies that are not former shell companies and have been reporting for more than twelve months are not subject to this same reporting threshold for non-affiliate reliance on Rule 144. Accordingly, any restricted securities we have sold or sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose, may not be resold unless such securities are registered with the SEC or the requirements of Rule 144 have been satisfied. As a result, it may be harder for us to fund our operations and pay our employees and consultants with our securities instead of cash. Furthermore, it may be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the SEC, which could cause us to expend additional resources in the future. Our prior status as a "shell company" could prevent us in the future from raising additional funds, engaging employees and consultants, and using our securities to pay for any acquisitions, which could cause the value of our securities, if any, to decline in value or become worthless.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management's description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization's ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company's objectives as well as specific risks related to a compromise to the security of data. See "Item 1A. — Risk Factors — Risks Related to Our Company and Business — A material breach in security relating to our information systems and regulation related to such breaches could adversely affect us."

The oversight of cybersecurity threats is undertaken by our Chief Financial Officer. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

ITEM 2. PROPERTIES

We currently lease 292 square feet of office space at 4 HaNegev Street, Airport City, Israel. The lease term is for 12 months beginning on July 1, 2024 and ending on June 30, 2025, with an option to extend for an additional 12 months, which has been exercised. The lease currently expires on June 30, 2026. Monthly rent payments, including utilities, amount to approximately $2,000 per month.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Shimon Shukron

In July 2024, we were served with a legal complaint filed by Shimon Shukron in the Magistrate's Court in Herzliya for a monetary award in an amount of NIS 1,895,345 (approximately $510,000). The plaintiff alleges that due to the fire that broke out at Orgad's warehouse in January 2023, the fire spread to the plaintiff's business and caused heavy damage to the structure and contents, inventory of the business and loss of profits. We filed our statement of defense in September 2024. At this preliminary stage, the plaintiff did not provide sufficient documents to support his claims regarding the extent of the alleged damage. Based on the advice of the Company's legal advisors, we have assessed the claim and estimate the potential exposure of NIS 325,000 (approximately $102,000).

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our stock currently is listed on the Nasdaq under the symbol "MYSZ". Our stock has been traded on the Nasdaq since July 25, 2016.

On December 27, 2023 our shareholders approved a voluntary delisting of our common stock from trading on the TASE. On January 11, 2024, the TASE issued a notice confirming our request to delist our common stock from the TASE with the last day of trading on March 27, 2024. All of the shares of our common stock on the TASE transferred to Nasdaq.

Holders

As of April 14, 2026, we had 141 shareholders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our Board of Directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

Information about our equity compensation plans is incorporated herein by reference to "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters", of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

In December 2025, we issued warrants to consultants and a service provider in consideration for services rendered. The warrant issued to the service provider is exercisable for 100,000 shares of our common stock, fully vested upon grant, with exercise prices of (i) $1.50 per share for 25,000 shares, (ii) $2.00 per share for 25,000 shares, (iii) $2.50 per share for 25,000 shares and (iv) $3.00 per share for 25,000 shares, and has a term of 60 months from the date of issuance. The warrants issued to consultants are exercisable for an aggregate of 70,000 shares of our common stock at an exercise price of $0.01 per share, vesting on March 1, 2026 subject to continued engagement as consultants on such date, and have a term of 60 months from the date of issuance.

Purchasers of Equity Securities by the Issuer and Affiliates Purchasers

We did not repurchase any of our equity securities during the quarter ended December 31, 2025.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS

You should read the following discussion along with our financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under "Risk Factors." Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements.

Overview

We are a fashion technology company operating an integrated portfolio of businesses designed to address the most pressing challenges facing fashion brands and retailers today—size and fit accuracy, excess inventory management, circular economy solutions, and international market distribution. Through our subsidiaries, we provide end-to-end support across the fashion value chain: Naiz Fit, our technology subsidiary, delivers AI-driven size and fit solutions for fashion e-commerce companies, and includes ShoeSize.Me, a European AI-powered footwear sizing solution we acquired in September 2025; Orgad, an online retailer and technology-enabled consumer products company operating principally as a third-party seller on Amazon; Percentil, a managed second-hand fashion recommerce platform operating across Southern and Central Europe; and Ten Peacks Ltd., a distribution subsidiary focused on marketing and distributing global apparel and footwear brands in Israel.

Our strategy is to build an integrated fashion platform—the infrastructure layer that enable fashion brands to address four critical pain points simultaneously: size and fit challenges that drive returns and suppress conversion rates; overstocked and unsold inventory that erodes margins; sustainability obligations that increasingly require brands to offer circular economy solutions; and international growth ambitions that require local distribution expertise and relationships.

We believe this integrated approach is differentiated in the market. Unlike point solutions that address a single problem, our platform allows brands to work with one group-level partner across technology, commerce, circularity, and distribution—each business unit reinforcing the others through shared data, commercial relationships, and infrastructure.

Orgad Acquisition

On February 7, 2022, My Size Israel entered into a Share Purchase Agreement, or the Orgad Agreement, with Amar Guy Shalom and Elad Bretfeld, or the Orgad Sellers, pursuant to which the Orgad Sellers agreed to sell to My Size Israel all of the issued and outstanding equity of Orgad.

Orgad operates an omnichannel e-commerce platform engaged in online retailing in the global market. It operates as a third-party seller on Amazon.com, eBay and others. Orgad currently manages more than 1,000 stock-keeping units, or SKUs, mainly in fashion, apparel and shoes.

The Orgad Sellers are the sole title and beneficial owners of 100% of the shares of Orgad. In consideration of the shares of Orgad, the Orgad Sellers are entitled to receive (i) up to $1,000,000 in cash, or the Orgad Cash Consideration, (ii) an aggregate of 111,682 shares, or the Orgad Equity Consideration, of our common stock, and (iii) earn-out payments of 10% of the operating profit of Orgad for the years 2022 and 2023. The transaction closed on the same day. In February 2024, we paid the remaining $700,000 of the Orgad Cash Consideration to the Orgad Sellers, net of a settlement amount of $275,000.

The payment of the earn out is further subject in each case to the Orgad Sellers being actively engaged with Orgad at the date such payment is due (except if the Orgad Sellers resign due to reasons relating to material reduction of salary or adverse change in their position with Orgad or its affiliates).

In connection with the Orgad Agreement, each of the Orgad Sellers entered into employment agreements with Orgad and six-month lock-up agreements with us.

Naiz Acquisition

On October 7, 2022, we entered into a Share Purchase Agreement, or the Naiz Agreement, with Borja Cembrero Saralegui, or Borja, Aritz Torre Garcia, or Aritz, Whitehole, S.L., or Whitehole, Twinbel, S.L., or Twinbel and EGI Acceleration, S.L., or EGI. Each of Borja, Aritz, Whitehole, Twinbel and EGI shall be referred to as the Naiz Sellers herein. Pursuant to the Naiz Agreement, the Naiz Sellers agreed to sell to My Size all of the issued and outstanding equity of Naiz Bespoke Technologies, S.L., or Naiz, a limited liability company incorporated under the laws of Spain. The acquisition of Naiz was completed on October 11, 2022.

In consideration of the purchase of the shares of Naiz, the Naiz Agreement provided that the Naiz Sellers are entitled to receive (i) an aggregate of 240,000 shares, or the Naiz Equity Consideration, of My Size common stock, or the Shares, representing in the aggregate, immediately prior to the issuance of such shares at the closing of the transaction, not more than 19.9% of the issued and outstanding Shares and (ii) up to $2,050,000 in cash, the Naiz Cash Consideration.

The Naiz Equity Consideration was issued to the Naiz Sellers at closing of the transaction of which 2,365,800 shares of My Size common stock were issued to Whitehole constituting 6.6% of our outstanding shares following such issuance. The Naiz Agreement also provides that, in the event that the actual value of the Naiz Equity Consideration (based on the average closing price of the Shares on the Nasdaq Capital Market over the 10 trading days prior to the closing of the transaction, or the Equity Value Averaging Period) is less than $1,650,000, My Size shall make an additional cash payment, or the Shortfall Value to the Naiz Sellers within 45 days of our receipt of Naiz's 2025 audited financial statements; provided that certain revenue targets are met. Following the Equity Value Averaging Period, it was determined that the Shortfall Value is $459,240.

The Naiz Cash Consideration is payable to the Naiz Sellers in five installments, according to the following payment schedule: (i) US$500,000 at closing, (ii) up to US$500,000 within 45 days of My Size's receipt of Naiz's 2022 audited financial statements, (iii) up to US$350,000 within 45 days of My Size's receipt of Naiz's unaudited financial statements for the six months ended June 30, 2023, (iv) up to $350,000 within 45 days of My Size's receipt of Naiz's unaudited financial statements for the six months ended December 31, 2023, and (v) up to $350,000 within 45 days of My Size's receipt of Naiz's 2024 audited financial statements; provided that in the case of the second, third, fourth and fifth installments certain revenue targets are met.

The payment of the second, third, fourth and fifth cash installments are further subject to the continuing employment or involvement of Borja and Aritz, or the Key Persons, by or with Naiz at the date such payment is due (except if a Key Person is terminated from Naiz due to a Good Reason (as defined in the Naiz Agreement).

The Naiz Agreement contains customary representations, warranties and indemnification provisions. In addition, the Naiz Sellers are subject to non-competition and non-solicitation provisions pursuant to which they agree not to engage in competitive activities with respect to My Size's business.

In connection with the Naiz Agreement, (i) each of the Naiz Sellers entered into six-months lock-up agreements, or the Lock-Up Agreement, with My Size, (ii) Whitehole, Twinbel and EGI entered into a voting agreement, or the Voting Agreement, with My Size and (iii) each of the Key Persons entered into employment agreements and services agreements with Naiz.

The Lock-Up Agreement provides that each Naiz Seller will not, for the six-months period following the closing of the transaction, (i) offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by such Naiz Seller, or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; or (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such Naiz Seller's Shares regardless of whether any such transaction described in clause (i) or this clause (ii) is to be settled by delivery of Shares or such other securities, in cash or otherwise. The Lock-Up Agreement also contains an additional three-months "dribble-out" provision that provides following the expiration of the initial six-months lock-up period, without My Size's prior written consent (which My Size shall be permitted to withhold at its sole discretion), each Naiz Seller shall not sell, dispose of or otherwise transfer on any given day a number of Shares representing more than the average daily trading volume of the Shares for the rolling 30 day trading period prior to the date on which such Seller executes a trade of the Shares.

The Voting Agreement provides that the voting of any Shares held by each of Whitehole, Twinbel and EGI, or the Naiz Acquisition Stockholders, will be exercised exclusively by a proxy designated by My Size's board of directors from time to time, or the Proxy, and that each Naiz Acquisition Stockholder will irrevocably designate and appoint the then-current Proxy as its sole and exclusive attorney-in-fact and proxy to vote and exercise all voting right with respect to the Shares held by each Naiz Acquisition Stockholder. The Voting Agreement also provides that, if the voting power held by the Proxy, taking into account the proxies granted by the Naiz Acquisition Stockholders and the Shares owned by the Proxy, represents 20% or more of the voting power of My Size's stockholders that will vote on an item, or the Voting Power, then the Proxy shall vote such number of Shares in excess of 19.9% of the Voting Power in the same proportion as the Shares that are voted by My Size's other stockholders. The Voting Agreement will terminate on the earliest to occur of (i) such time that such Naiz Acquisition Stockholder no longer owns the Shares, (ii) the sale of all or substantially all of the assets of My Size or the consolidation or merger of My Size with or into any other business entity pursuant to which stockholders of My Size prior to such consolidation or merger hold less than 50% of the voting equity of the surviving or resulting entity, (iii) the liquidation, dissolution or winding up of the business operations of My Size, and (iv) the filing or consent to filing of any bankruptcy, insolvency or reorganization case or proceeding involving My Size or otherwise seeking any relief under any laws relating to relief from debts or protection of debtors.

Acquisition of Production Unit (Casi Nuevo Kids, S.L.)

On May 9, 2025, we acquired, through our wholly-owned Spanish subsidiary New Percentil, the Production Unit of Casi Nuevo, that was judicially awarded to us in April 2025 within the framework of insolvency proceedings of Casi Nuevo filed with Commercial Court No. 13 of Madrid (Spain). The acquisition was completed on the same day.

The total purchase price for the acquisition was €610,806.81 (approximately $679,000), which consists of (i) €40,000 (approximately $44,500) paid by our wholly-owned subsidiary, Naiz Fit., (ii) €358,196 (approximately $398,000) for the assumption of certain liabilities owed by Casi Nuevo to its customers, (iii) €48,000 (approximately $53,500) for the assumption of certain debt and social security payments related to former employees of Casi Nuevo who have transferred to New Percentil in connection with the acquisition, or the Percentil Employees, and (iv) €164,610 (approximately $183,000) for the assumption of accrued labor liabilities related to the Percentil Employees.

Acquisition of ShoeSize.Me

On September 8, 2025, we entered into the ShoeSize Purchase Agreement with the Sellers, who are the holders of 100% of the share capital of ShoeSize.Me, pursuant to which the Sellers agreed to sell us all of the issued and outstanding shares of ShoeSize.Me. The transaction was closed on the same day, or the ShoeSize Closing Date.

In consideration for the purchase of the shares of ShoeSize.Me and in accordance with the ShoeSize Purchase Agreement, the Sellers received (i) a cash payment of $150,000 and (ii) 241,093 shares of our common stock having an aggregate value of $290,000, determined by dividing $290,000 by the average closing price of our common stock during the seven trading days immediately preceding the ShoeSize Closing Date. In addition, pursuant to the ShoeSize Purchase Agreement, we issued to a key employee of ShoeSize a warrant, or the ShoeSize Warrant, to purchase up to 28,000 shares of our common stock. The ShoeSize Warrant, which is subject to vesting upon satisfaction of certain service-based, financial performance and integration milestones, provides for a tiered exercise structure, with (i) 10,000 shares exercisable at $2.00 per share, (ii) 6,000 shares exercisable at $3.00 per share, (iii) 5,000 shares exercisable at $4.00 per share, (iv) 4,000 shares exercisable at $5.00 per share, and (v) 3,000 shares exercisable at $6.00 per share.

Operations in Russia

In addition to our Israel operations, we historically had operations in Russia through our wholly owned subsidiary, My Size LLC. To date, mainly due to the invasion of Ukraine by Russia and the ongoing sanctions we ceased all of our efforts in Russia and expect to dissolve the subsidiary in the near future.

Results of Operations

The table below provides our results of operations for the periods indicated.

		Year ended December 31		
		2025		**2024**
		(dollars in thousands)		
Revenues	$	9,362	$	8,257
Cost of revenues		(6,362)		(4,934)
Gross profit		3,000		3,323
Research and development expenses		(597)		(429)
Sales and marketing		(3,212)		(3,114)
General and administrative		(4,787)		(3,368)
Other income		-		275
Impairment of goodwill		(144)		(631)
Operating loss		(5,740)		(3,944)
Financial income (expenses), net		(112)		(51)
Equity accounted losses		-		-
Income tax benefit		-		-
Net loss	$	(5,852)	$	(3,995)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues for the year ended December 31, 2025 amounted to $9,362,000 compared to $8,257,000 for year ended December 31, 2024. The increase from the corresponding period is primarily attributable to Orgad sales as well the inclusion of New Percentil, ShoeSizeMe and Ten Peacks in the consolidated reporting as of December 31, 2025.

Cost Of Revenues

Our cost of revenues for the year ended December 31, 2025 amounted to $6,362,000 compared to $4,934,000 for the year ended December 31, 2024. The increase in comparison with the corresponding period was due to the inclusion of New Percentil, ShoeSizeMe and Ten Peacks in the consolidated reporting as of December 31, 2025.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2025 amounted to $597,000, an increase of $168,000, or approximately 39% compared to $429,00 for the year ended December 31, 2024. The increase was mainly due to the annual salary increase of the retained employees in Naiz Fit as well as the hiring of new employees.

Sales and Marketing Expenses

Our sales and marketing expenses for the year ended December 31, 2025 amounted to $3,212,000, an increase of $98,000, or approximately 3% compared to $3,114,000 for the year ended December 31, 2024. The increase in comparison with the corresponding period was due to the inclusion of New Percentil in the consolidated reporting as of December 31, 2025.

General and Administrative Expenses

Our general and administrative expenses for the year ended December 31, 2025 amounted to $4,787,000, an increase of $1,419,000, or approximately 42% compared to $3,368,000 for the year ended December 31, 2024. The increase from the corresponding period is primarily attributable the inclusion of New Percentil, ShoeSizeMe and Ten Peacks in the consolidated reporting as of December 31, 2025.

Other income

There was no other income recorded for the year ended December 31, 2025 as compared to the to $275,000 other income for the year ended December 31, 2024. The other income for the year ended December 31, 2024 resulted from certain downward post-closing adjustment that were made in the Orgad acquisition.

Impairment of goodwill

Based on our analysis, we determined that the carrying value of our SaaS Solutions reporting unit exceeded its fair value and an impairment charge of $144,000 was recorded for year ended December 31, 2025, compared to $631,000 recorded in impairment of goodwill for year ended December 31, 2024 for the same reason.

Operating Loss

As a result of the foregoing, for the year ended December 31, 2025, our operating loss was $5,740,000, an increase of $1,796,000 or 46%, compared to our operating loss for the year ended December 31, 2024 of $3,944,000.

Financial (Expenses) Income, Net

Our financial expense, net for the year ended December 31, 2025 amounted to $112,000 compared to $51,000 for the year ended December 31, 2024. In 2025, the financial income is attributable to the exchange rate differences.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2025 was $5,852,000 compared to net loss of $3,995,000 for the year ended December 31, 2024. The increase in net loss was mainly due to the reasons mentioned above.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of debt and equity in Israel and in the U.S.

As of December 31, 2025, we had cash, cash equivalents and restricted cash of $2,557,000 compared to $4,880,000 cash, cash equivalents, restricted cash as of December 31, 2024. This decrease primarily resulted from the payments that were made to suppliers, resources that were deployed to grow our businesses and payments related to acquisition of New Percentil, ShoeSizeMe and Ten Peacks.

In January 2025, we entered into an At The Market Offering Agreement, (the "Offering Agreement") with H.C. Wainwright & Co., LLC, as agent ("Wainwright") pursuant to which we may offer and sell, from time to time through Wainwright shares of our common stock having an aggregate offering price of up to $4.1 million. We agreed to pay Wainwright a commission at a fixed rate of 3.0% of the aggregate gross proceeds from each sale of the shares under the Offering Agreement. As of the date hereof, we sold 1,833,532 shares pursuant to the Offering Agreement for aggregate gross proceeds of approximately $3,127,000.

Net cash used in operating activities was $5,142,000 for the year ended December 31, 2025 compared to $3,092,000 for the year ended December 31, 2024. The increase in cash used in operating activity is attributable to the increase in the net loss, impairment charge, share-based compensation, amortization of intangibles assets of New Percentil and ShoeSizeMe offset by net working assets.

Net cash flow used in investing activities was $196,000 for the year ended December 31, 2025 compared to net cash provided by investing activities of $53,000 for the year ended December 31, 2024. The net cash provided to investing activities for the year ended December 31, 2025 was the result of the acquisition of New Percentil and ShoeSizeMe.

Net cash provided by financing activities was $2,995,000 for the year ended December 31, 2025 compared to net cash of $5,594,000 for the year ended December 31, 2024. The net cash provided by financing activities for the year ended December 31, 2025 was the result of the proceeds from the sale of ordinary shares from the Offering Agreement with Wainwright offset by the payment of loans.

We expect that we will continue to generate losses and negative cash flows from operations for the foreseeable future. Based on the projected cash flows and cash balances as of December 31, 2025, we believe our existing cash will not be sufficient to fund operations for a period of more than 12 months. As a result, there is substantial doubt about our ability to continue as a going concern . We will need to raise additional capital, which may not be available on reasonable terms or at all. Additional capital would be used to accomplish the following:

- finance our current operating expenses;

- pursue growth opportunities;

- hire and retain qualified management and key employees;

- respond to competitive pressures;

- comply with regulatory requirements; and

- maintain compliance with applicable laws.

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, the Russian invasion of Ukraine, the security situation in Israel, and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our business, results of operations and financial condition.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current stockholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline and existing stockholders may not agree with our financing plans or the terms of such financings. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or we may have to cease our operations, which would have a material adverse effect on our business, results of operations and financial condition.

We have not entered into any transactions with unconsolidated entities in which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

Recently Issued Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities in which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

Application of Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles issued by the Financial Accounting Standards Board, or FASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies were revenue from contracts with customers which are more fully described in the notes to our financial statements included herein. We believe these accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Goodwill impairment assessment

We determine the fair value of our reporting units using the income approach. According to the income, we use discounted cash flows to estimate the fair value. Cash flow projections require us to make significant estimates of revenue growth rates and operating margins, taking into consideration the industry's and market's conditions. The discount rate used is based on the weighted average cost of capital, adjusted for the relevant risk associated with business-specific characteristics.

Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to the discount rate, the terminal growth rate and the revenue growth rate.

Based on our analysis, we the carrying value of the fashion e-commerce reporting segment exceeded its expected fair value, as determined using a discounted cash flow model which is primarily based on management's future revenue and cost estimates. and an impairment charge of $144,000 was recorded.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, we are not required to provide this information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements and the notes thereto begin on page F-1 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

There were no disagreements with accountants on accounting and financial disclosure of a type described in Item 304 (a)(1)(iv) or any reportable event as described in Item 304 (a)(1)(v) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2025. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this Annual Report on Form 10-K, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the required time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting at December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on that assessment under those criteria, management has determined that, as of December 31, 2025, our internal control over financial reporting was effective.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" nor "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control Over Financial Reporting

During the most recent fiscal quarter, no change has occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth the name, age and positions of our executive officers and directors.

NAME	Age	POSITION
Ronen Luzon	55	Chief Executive Officer and Class III Director
Oren Elmaliah	42	Chief Financial Officer
Billy Pardo	50	Chief Operating Officer and Chief Product Officer
Borja Cembrero Saralegui	34	Chief Growth Officer
Oron Branitzky (1)(2)(3)*	66	Class II Director
Roy Golan (1)(2)(3)*	51	Class I Director
Arik Kaufman (1)(2)(3)*	44	Class I Director
Guy Zimmerman*	56	Class II Director

(1) Member of our audit committee

(2) Member of our nominating and corporate governance committee

(3) Member of our compensation committee

* Independent as that term is defined by the rules of the Nasdaq Stock Market.

The business background and certain other information about our directors and executive officers is set forth below:

Ronen Luzon has served as our Chief Executive Officer and a member of our board of directors since September 2013. Since 2006, Mr. Luzon has additionally served as Chief Executive Officer and founder of Malers Ltd., a company in the global security solutions market which provides technological solutions for integrated communication infrastructures, security and control systems. Prior to Malers, he held several senior marketing, sales management and professional services positions in a variety of international high tech companies including VP marketing of GA Tech and Professional Services Manager of Eldat Communication. Mr. Luzon graduated from Middlesex University in London with a B.S. in IT and Business Information Systems. We believe that Mr. Luzon is qualified to serve as a member of our board of directors because of his more than 20 years of experience in the technology sector.

Oren Elmaliah has served as a member of our board of directors since May 2017 until March 2025. Effective April 1, 2025, Mr. Elmaliah has been appointed Chief Financial Officer to replace Mr. Kles. In September 2015, Oren Elmaliah founded Accounting Team IL and has acted as Account Manager since then. Accounting Team IL is a financial consultancy and service provider to public companies traded in Israel and abroad. Since February 2017, Mr. Elmaliah has served as controller of Enlivex Therapeutics Ltd., and since January 2017 he has served as Chief Financial Officer of Presstek Israel. In addition, since September 2015, Mr. Elmaliah has served as an Israel Authorities Reporting Officer of LG Electronics Israel and since September 2015 he has served as Local Financial Report Consultant of Chiasma. From July 2011 until August 2015, Mr. Elmaliah served as CPA, Financial Director of CFO Director Ltd and from June 2010 until July 2011 he served as Risk Management Consultant of RSM International Limited. Mr. Elmaliah holds a B.A. in Accounting/Economics and a Msc. in Finance/Accounting from Tel Aviv University, Israel. He is a licensed Certified Public Accountant in Israel.

Billy Pardo has served as our Chief Product Officer since May 2014 and Chief Operating Officer since April 2019. From April 2010 until August 2013, Ms. Pardo served as Senior Director of Product Management of Fourier Education. Among her areas of expertise are launching products from concept to successful delivery in various methodologies, including Fourier Education's award-winning einstein™ Science Tablet. Prior to that Ms. Pardo served in various product management positions including, Project Manager of Time to Know, Product Marketing Manager of RiT Technologies, Product Manager of Pricer AB and R&D Team Leader at Pricer AB. Ms. Pardo previously served as Software Engineer at Eldat Communication Ltd., and QA Engineer at NICE Systems. Ms. Pardo received an MBA from The Interdisciplinary Center and a B.A. in Computer Science from The Academic College of Tel-Aviv-Yaffo.

Borja Cembrero Saralegui has served as Chief Executive Officer of Naiz Fit since co-founding the company in March, 2017. Naiz Fit, a leading SaaS solution for size recommendation in the fashion industry, was acquired by My Size, Inc. in October 2022. Prior to founding Naiz Fit, Mr. Cembrero held roles in business development and strategic consulting, with a focus on digital transformation within the retail sector. Mr. Cembrero received a Double Bachelor's degree in Law and in Business Administration & Management from the Deusto University. We believe that Mr. Cembrero is qualified to serve as a member of our board of directors because of his deep expertise in AI-driven sizing solutions and his proven track record scaling technology startups within the global e-commerce ecosystem.

Oron Branitzky has served as a member of our board of directors since March 2017. Mr. Barnitzky has vast experience in retail technology. Since November 2017, Mr. Branitzky has served as Global Retail Business Development at Superup, and from January 2007 until December 2014 he served as Vice President of Sales and Marketing at Pricer AB. Prior to that, Mr. Branitzky has served as VP Marketing and Sales at Eldat Communication and Sarin Technologies Ltd. Since January 2015, Mr. Branitzky has served as chairman of the board of directors of WiseShelf Ltd. and from May 2015 until March 2016, Mr. Branitzky served as an advisory board member of ciValue. Mr. Branitzky received a B.S. from the Hebrew University of Jerusalem and an MBA in International Marketing from Tel Aviv University. We believe that Mr. Branitzky is qualified to serve as a member of our board of directors because of his more than 20 years of experience in managing the sales of hi-tech solutions to retailers across the globe.

Roy Golan has served as a member of our board of directors since March 2025. He acts as a financial advisor since July 2024 and currently serves as a director of Neurosense Therapeutics Ltd. (NASDAQ: NRSN), a Nasdaq listed company developing treatments for severe neurodegenerative diseases, since July 2024. Mr. Golan previously served as the Chief Financial Officer of Ayala Pharmaceuticals, Inc. (OTCQX: ADXS), a clinical-stage oncology company, from its merger with BioSight Ltd., a private pharmaceutical company developing innovative therapeutics for hematological malignancies and disorders, in October 2023 until June 2024. From 2019 to 2023, Mr. Golan served as Executive VP and Chief Financial Officer of BioSight Ltd. From 2018 to 2019, Mr. Golan served as President and Chief Financial Officer of Exalenz Bioscience Ltd. (TASE: EXEN), a Tel Aviv Stock Exchange listed global, commercial-stage diagnostics company which developed its BreathID® technology platform to improve patient care by providing breath-based tests in the fields of gastroenterology and hepatology and was later acquired by Meridian Bioscience, Inc. (NASDAQ: VIVO). From 2015 to 2018, Mr. Golan served as the Chief Financial Officer of NeuroDerm (NASDAQ: NDRM), a Nasdaq listed clinical-stage pharmaceutical company developing next-generation drug-device combinations for central nervous system disorders, through its initial public offering until its acquisition by Mitsubishi Tanabe Pharma Group Company, and prior thereto he served as their VP Finance. Mr. Golan holds an LLM from Bar Ilan University as well as a BA from The College of Management in Rishon LeZion and is also a licensed CPA. We believe that Mr. Golan is qualified to serve as a member of our board of directors because of his vast finance experience and public company management and administration in the fields of finance, accounting, and financial regulation.

Arik Kaufman has served as a member of our board of directors since June 2017. Mr. Kaufman is an attorney specializing in the fields of commercial law, corporate law and capital markets and since 2016 runs his own law office in Israel. He has vast experience in the fields of financial reporting and financial regulation. Mr. Kaufman serves as the Chief Executive Officer of Steakholder Foods since January 2022. From September 2017 until January 2022, Mr. Kaufman served as VP Business Development of Mor Research Applications. Mr. Kaufman holds an LLB in Law from the Interdisciplinary Center, Herzliya, and is admitted to the Israeli Bar. We believe that Mr. Kaufman is qualified to serve as a member of our board of directors based upon his experience of assisting with the completion of numerous venture capital financings, mergers, acquisitions, and strategic relationships. In addition, he has served as a member of the board of various publicly traded companies, including companies that operate in the same industry as us.

Guy Zimmerman has served as a member of our board of directors since August 2021. Since November 2023, Mr. Zimmerman serves as Chief Executive Officer of XJet 3D having served as Chief Marketing Officer from August 2022. Previously, Mr. Zimmerman served as Founder and CEO of ManuFuture, an online b2b engineering marketplace, since February 2021. Prior to that from 2017 to 2021, Mr. Zimmerman acted as a consultant to several technology start-ups and was a founding partner of a business travel online platform. From 2013 to 2017, Mr. Zimmerman served as EVP of Marketing and Business Development of Kornit Digital and was part of the IPO leadership. Prior to that, Mr. Zimmerman served as VP of Global Sales and Business Development at Tefron Ltd., a provider of seamless garment technology, where he led the $100m sales and sales support organization serving global retail and fashion brands. Prior to that he served as Vice President of Strategy and Business Development at Tnuva Group, Israel's largest food manufacturer and spent eight years at McKinsey & Company. Mr. Zimmerman previously led a software startup in the field of operational healthcare management systems. Mr. Zimmerman holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel. We believe that Mr. Zimmerman is qualified to serve as a member of our board of directors because his experience in business development in the technology and retail sectors.

Family Relationships

Ronen Luzon, the Chief Executive Officer and a member of our board of directors, and Billy Pardo, the Chief Product Officer and Chief Operating Officer, are husband and wife. There are no other family relationships among any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Arrangements between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including directors, pursuant to which the officer was selected to serve as an officer.

Board of Directors

There are no agreements with respect to the election of directors.

On January 6, 2022, we filed with the Secretary of State of Delaware a Certificate of Amendment to our Amended and Restated Certificate of Incorporation providing for a classified Board. Following filing of the Certificate of Amendment, members of our board are now classified into three classes with staggered three-year terms (with the exception of the expiration of the initial Class I and Class II directors), as follows:

- Class I, comprised of two directors, initially Arik Kaufman and Roy Golan (with their initial terms expiring at our 2028 annual meeting of stockholders and members of such class serving successive three-year terms);

- Class II, comprised of two directors, initially Oron Branitzky and Guy Zimmerman (with their initial terms expiring at our 2026 annual meeting of stockholders and members of such class serving successive three-year terms); and

- Class III, comprised of one director, initially Ronen Luzon (with his term expiring at our 2027 annual meeting of stockholders and members of such class serving successive three-year terms).

To preserve the classified Board structure, a director elected by the Board of Directors to fill a vacancy holds office until the next election of the class for which such director has been chosen, and until that director's successor has been elected and qualified or until his or her earlier death, resignation, retirement or removal.

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based upon this review, we believe that Arik Kaufman, Roy Golan, Oron Branitzky and Guy Zimmerman qualify as independent directors in accordance with the standards set by the Nasdaq and Rule 10A-3 promulgated under the Exchange Act.

Committees of the Board

Audit Committee

Our audit committee is comprised of Oron Branitzky, Roy Golan and Arik Kaufman. Mr. Golan serves as chairman of the audit committee. The audit committee is responsible for retaining and overseeing our independent registered public accounting firm, approving the services performed by our independent registered public accounting firm and reviewing our annual financial statements, accounting policies and our system of internal controls. The audit committee acts under a written charter, which more specifically sets forth its responsibilities and duties, as well as requirements for the audit committee's composition and meetings. The audit committee charter is available on our website *www.mysizeid.com*.

The Board of Directors has determined that each member of the audit committee is "independent," as that term is defined by applicable SEC rules. In addition, the Board of Directors has determined that each member of the audit committee is "independent," as that term is defined by the rules of the Nasdaq Stock Market.

The Board of Directors has determined that Roy Golan is an "audit committee financial expert" serving on its audit committee, and is independent, as the SEC has defined that term in Item 407 of Regulation S-K.

Compensation Committee

Our compensation committee consists of Oron Branitzky, Roy Golan and Arik Kaufman. Mr. Branitzky serves as chairman of the compensation committee.

The compensation committee's roles and responsibilities include making recommendations to the Board of Directors regarding the compensation for our executives, the role and performance of our executive officers, and appropriate compensation levels for our CEO, which are determined without the CEO present, and other executives. Our compensation committee also administers our 2017 Equity Incentive Plan and our 2017 Consultant Equity Incentive Plan. The compensation committee acts under a written charter, which more specifically sets forth its responsibilities and duties, as well as requirements for the compensation committee's composition and meetings. The compensation committee charter is available on our website *www.mysizeid.com*.

Our Board of Directors has determined that all of the members of the compensation committee are "independent" as that term is defined by the rules of the Nasdaq Stock Market.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are Oron Branitzky, Roy Golan and Arik Kaufman. Mr. Kaufman serves as chairman of the corporate governance and nominations committee. The nominating and corporate governance committee acts under a written charter, which more specifically sets forth its responsibilities and duties, as well as requirements for the nominating and corporate governance committee's composition and meetings. The nominating and corporate governance committee charter is available on our website *www.mysizeid.com*.

The nominating and corporate governance committee develops, recommends and oversees implementation of corporate governance principles for us and considers recommendations for director nominees. The nominating and corporate governance committee also considers stockholder recommendations for director nominees that are properly received in accordance with applicable rules and regulations of the SEC. Our stockholders that wish to nominate a director for election to the Board of Directors should follow the procedures set forth in our bylaws.

The nominating and corporate governance committee will consider persons identified by its members, management, stockholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

● should be accomplished in his or her field and have a reputation, both personal and professional, that is consistent with our image and reputation;

● should have relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise; and

● should be of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person's candidacy for membership on the Board of Directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board of Directors members. The nominating and corporate governance committee will not distinguish among nominees recommended by stockholders and other persons.

Our Board of Directors has determined that all of the members of the nominating and corporate governance committee are "independent" as that term is defined by the rules of the Nasdaq Stock Market.

Code of Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all our employees. The text of the Code of Business Conduct and Ethics is publicly available on our website at *www.mysizeid.com*. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct and ethics that apply to our directors, principal executive and financial officers will be posted on the "Investors-Corporate Governance" section of our website at *www.mysizeid.com* or will be included in a Current Report on Form 8-K, which we will file within four business days following the date of the amendment or waiver.

Clawback Policy

Our Board of Directors has adopted a Policy for Recovery of Erroneously Awarded Compensation (the "Clawback Policy"), in accordance with the Nasdaq listing standards and Exchange Act Rule 10D-1, which applies to our current and former executive officers. Under the Clawback Policy, we are required to recoup the amount of any Erroneously Awarded Compensation (as defined in the Clawback Policy) on a pre-tax basis within a specified lookback period in the event of any Financial Restatement (as defined in the Clawback Policy), subject to limited impracticability exception.

Policies and Practices Related to the Grant of Certain Equity Awards

From time to time, we award stock options to our employees, including the named executive officers. We do not otherwise maintain any written policies on the timing of awards of stock options, stock appreciation rights, or similar instruments with option-like features. It is our practice to not grant any awards to our named executive officers when in possession of any material nonpublic information, and to wait until such material nonpublic information has been fully disclosed, widely disseminated to the public and at least two full business days has passed after such material nonpublic information has been disclosed.

Insider Trading Policy

We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

Change in Procedures for Recommending Directors

There have been no material changes to the procedures by which our stockholders may recommend nominees to our Board of Directors from those procedures set forth in our Proxy Statement for our 2025 Annual Meeting of Stockholders, filed with the SEC on July 8, 2025.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following sets forth the compensation paid by us to our named executive officers, during the years ended December 31, 2025 and December 31, 2024.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($) (3)	All Other Compensation ($)	Total ($)
Ronen Luzon	2025	268,471	-	176,000	-	98,810	543,281
Chief Executive Officer	2024	204,000	86,000	78,000	-	83,000	451,000
Oren Elmaliah	2025	155,217	-	26,400	-	-	181,617
Chief Financial Officer	2024	-	-	-	-	-	-
Billy Pardo	2025	182,094	-	52,800	-	12,591	247,486
Chief Operating Officer	2024	159,000	-	39,000	-	62,000	260,000
Borja Cembrero Saralegui (2)	2025	129,542	-	96,800	-	17,418	243,760
Chief Growth Officer	2024	83,585	-	-	-	16,765	100,350

(1) Salary for the years 2025 and 2024 are based on average US$/NIS representative exchange rates of NIS 3.45 and NIS 3.699 respectively.

(2) Salary for the years 2025 and 2024 are based on average EUR/US$ representative exchange rates of $1.131 and $1.082 respectively.

(3) Amounts in this column represent the grant date fair value of options granted to the named executive officers during 2025 and 2024, computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the named executive officers. The assumptions made in valuing the options reported in this column are discussed in Note 14 to our audited financial statements for the year ended December 31, 2025 and Note 4 to our condensed consolidated interim financial statements for the quarterly period ended September 30, 2025.

All Other Compensation Table

The "All Other Compensation" amounts set forth in the Summary Compensation Table above consist of the following:

Name	Year	Automobile-Related Expenses ($)	Manager's Insurance* ($)	Education Fund* ($)	Other social benefits** ($)	Total ($)
Ronen Luzon	2025	29,000	40,515	16,703	12,591	98,810
	2024	29,000	30,000	14,000	10,000	83,000
Oren Elamaliah	2025	-	-	-	-	-
	2024	-	-	-	-	-
Billy Pardo	2025	14,000	25,635	12,390	12,591	64,616
	2024	14,000	24,000	12,000	12,000	62,000
Borja Cembrero Saralegui	2025	-	-	-	17,418	-
	2024	-	-	-	16,765	-

* Manager's insurance and education funds are customary benefits provided to employees based in Israel. Manager's insurance is a combination of severance savings (in accordance with Israeli law), defined contribution tax-qualified pension savings and disability insurance premiums. An education fund is a savings fund of pre-tax contributions to be used after a specified period of time for educational or other permitted purposes.

** Other social benefits for 2025 and 2024 for all named individuals includes tax payments in respect of social benefits.

Agreements with Named Executive Officers

Ronen Luzon

On November 18, 2018, My Size Israel, our wholly owned subsidiary, entered into an employment agreement with Ronen Luzon, or the Luzon Employment Agreement, pursuant to which Mr. Luzon will serve as our Chief Executive Officer. Effective July 1, 2024, Mr. Luzon's monthly base salary was increased to NIS 60,500 from NIS 55,000 per month as his base salary and is eligible to receive such bonus as determined by us. In addition, Mr. Luzon shall be entitled social benefits and to other benefits, including, but not limited to, contributions towards an education fund, pension scheme, manager's insurance, insurance coverage, including insurance in case of disability, annual vacation days, sick leave and expense reimbursement. Pursuant to the terms of the Luzon Employment Agreement and subject to certain conditions, payments made by the Company to the pension fund or manager's insurance fund shall be made in lieu of severance payments due to Mr. Luzon. The term of the Luzon Employment Agreement shall be effective as of September 1, 2018 and shall continue until such time either party provides written notice to the other party at least 75 days in advance of the termination of such agreement. We may also terminate Mr. Luzon's employment without prior written notice (or payment in lieu of such notice) for Cause (as defined in the Luzon Employment Agreement).

Oren Elmaliah

Effective as of March 1, 2025, and in connection with Mr. Elmaliah's appointment as the Company's Chief Financial Officer, the Company entered into an agreement with Mr Elmaliah and Accounting Team Ltd., an entity 100% owned by Mr. Elmaliah, pursuant to which it was engaged to provide bookkeeping, controller and CFO services. Under the agreement, the Company agreed to pay Accounting Team a monthly fee of NIS 63,000 (approximately $20,000) for the provision of these services.

Billy Pardo

On November 18, 2018, My Size Israel entered into an employment agreement with Billy Pardo, or the Pardo Employment Agreement, pursuant to which Ms. Pardo will serve as our Chief Product Officer. Ms. Pardo receives NIS 47,500 per month as her base salary and is eligible to receive such bonus as determined by us. In addition, Ms. Pardo shall be entitled to social benefits and other benefits, including, but not limited to, contributions towards an education fund, pension scheme, manager's insurance, insurance coverage, including insurance in case of disability, annual vacation days, sick leave and expense reimbursement. Pursuant to the terms of the Pardo Employment Agreement and subject to certain conditions, payments made by us to the pension fund or the manager's insurance fund shall be made in lieu of severance payments due to Ms. Pardo. The term of the Pardo Employment Agreement shall be effective as of September 1, 2018 and shall continue until such time either party provides written notice to the other party at least 75 days in advance of the termination of such agreement. We may also terminate Ms. Pardo's employment without prior written notice (or payment in lieu of such notice) for Cause (as defined in the Pardo Employment Agreement).

Borja Cembrero Saralegui

On June 1, 2025, Naiz Bespoke Technologies S.L., our wholly owned subsidiary, entered into an executive director agreement with Borja Cembrero Saralegui, or the Cembrero Agreement, pursuant to which Mr. Cembrero will serve as our Chief Growth Officer. Effective June 1, 2025, Mr. Cembrero's monthly base salary was increased to €12,500 (approximately $14,133) from €7,143 (approximately $8,424) per month as his base salary and is eligible to receive such bonus as determined by the Company. In addition, Mr. Cembrero shall be entitled to social benefits and to other benefits, including, but not limited to, civil liability insurance, annual vacation days, sick leave and expense reimbursement. Pursuant to the terms of the Cembrero Agreement and subject to certain conditions, in the event of certain qualifying termination events or breaches by the Company as set forth in the Cembrero Agreement, Mr. Cembrero will be entitled to an indemnity equal to two monthly payments for each year of service from September 10, 2020, plus an additional fixed indemnity equal to six monthly payments reflecting prior service as an employee (March 10, 2017 through September 9, 2020). The term of the Cembrero Agreement shall continue until terminated. The Company may terminate the Cembrero Agreement upon three months' prior written notice, and Mr. Cembrero may resign upon six months' prior written notice.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding options held by each of our named executive officers that were outstanding as of December 31, 2025.

Name and Principal Position	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Equity incentive plan awards: Number of Unearned Shares that Have Not Vested	Equity incentive plan awards: Market Value of Unearned Shares, That Have Not Vested
Ronen Luzon - *Chief Executive Officer*	-	-	-	-	204,167(1)	$ 154,758
Oren Elmaliah – *Chief Financial Officer*	-	-	-	-	30,000(2)	$ 22,740
Billy Pardo - *Chief Operating Officer*	-	-	-	-	61,000(3)	$ 46,238
Borja Cembrero Saralegui – *Chief Growth Officer*	1,125	563	8.72	07/13/2026		
	833	1,667	3.382	02/14/2027	100,000(4)	$ 75,800

(1) Consists of (i) 12,500 restricted shares with a grant date of September 29, 2022 and vesting in three equal installments on January 1, 2023, January 1, 2024, and January 1, 2025, (ii) 37,500 restricted shares with a grant date of February 14, 2024 and vesting in three equal installments on January 1, 2025, January 1, 2026, and January 1, 2027, and (iii) 200,000 restricted shares with a grant date of September 15, 2025. The restricted shares are comprised of performance-based restricted stock that will vest subject to achievement of certain profit and business targets.

(2) Consisting of (i) 3,000 restricted shares with a grant date of September 29, 2022 and vesting in three equal installments on January 1, 2023, January 1, 2024, and January 1, 2025, (ii) 18,750 restricted shares with a grant date of February 14, 2024 and vesting in three equal installments on January 1, 2025, January 1, 2026, and January 1, 2027, and (iii) 60,000 restricted shares with a grant date of September 15, 2025. The restricted shares are comprised of performance-based restricted stock that will vest subject to achievement of certain profit and business targets, or time-based restricted stock that vest in three equal annual installments on January 1, 2026, January 1, 2027, and January 1, 2028, in each case subject to the executive officer's continued service through the applicable vesting date.

(3) Consisting of (i) 30,000 restricted shares with a grant date of September 15, 2025. The restricted shares vest in three equal annual installments on January 1, 2026, January 1, 2027, and January 1, 2028, in each case subject to the executive officer's continued service through the applicable vesting date.

(4) Consisting of (i) 100,000 restricted shares with a grant date of September 15, 2025. The restricted shares are comprised of performance-based restricted stock that will vest subject to achievement of certain profit and business targets, or time-based restricted stock that vest in three equal annual installments on January 1, 2026, January 1, 2027, and January 1, 2028, in each case subject to the executive officer's continued service through the applicable vesting date.

Director Compensation

The following table sets forth compensation information for our non-employee directors for the year ended December 31, 2025.

Name	Fees earned or paid in cash ($)(1)	Restricted shares ($)(1)(2)	Total ($)
Roy Golan	9,442	13,200	22,642
Oron Barnitzky	17,338	13,200	30,538
Arik Kaufman	17,530	13,200	30,730
Guy Zimmerman	15,619	13,200	28,819

(1) Fees for the year 2025 are based on average US$/NIS representative exchange rates of NIS 3.45.

(2) Amounts in this column represent the grant date fair value of options granted to the non-employee directors during 2022 computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the non-employee directors. The assumptions made in valuing the options reported in this column are discussed in Note 7 to our financial statements for the year ended December 31, 2025.

We compensate our non-employee directors for their service as a member of our board. Mr. Luzon received no separate compensation for board service. Mr. Luzon's compensation is set forth above in the Summary Compensation Table.

Each non-employee director is entitled to receive a per meeting fee of $325. Non-employee directors are also reimbursed for their travel and reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings, to the extent that attendance is required by the board or the committee(s) on which that director serves.

On December 15, 2025, the Board of Directors of the Company granted shares of restricted stock under the 2017 Plan to each director, pursuant to which they were each issued 15,000 restricted shares. The restricted shares vested on December 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Holders and Management

The following table sets forth certain information regarding beneficial ownership of shares of our common stock as of April 14, 2026 by (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

Beneficial Owner(1)	Shares of Common Stock Beneficially Owned	Percentage(2)
Executive officers and directors:		
Ronen Luzon	362,835(3)	7.53%
Billy Pardo	78,750(4)	1.63%
Borja Cembrero Saralegui	120,757(5)	2.51%
Arik Kaufman	17,500(6)	*
Oren Elmaliah	32,500(7)	0.67%
Oron Branitzky	17,500(8)	*
Guy Zimmerman	17,500(9)	*
Roy Golan	15,000(10)	*
All Executive Officers and Directors as a Group (8 persons)	662,342	13.74%

* Less than 1%

(1) The address of each person is c/o My Size, Inc., 4 HaNegev St., P.O.B. 1026, Airport City, Israel 7010000 unless otherwise indicated herein.

(2) The calculation in this column is based upon 4,818,164 shares of common stock outstanding on April 14, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or exercisable within 60 days of April 14, 2026 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person

(3) Consists of (i) 34,085 shares of common stock, (ii) 250,000 shares of restricted stock granted under the 2017 Plan, and (iii) 78,750 shares of restricted stock granted to Billy Pardo, Ronen Luzon's spouse under the 2017 Plan. Mr. Luzon may be deemed to beneficially hold the securities of the Company held by Ms. Pardo.

(4) Consists of (i) 78,750 shares of restricted stock granted under the 2017 Plan, and (ii) 250,000 shares of restricted stock which are held by Ronen Luzon, Billy Pardo's spouse. Ms. Pardo may be deemed to beneficially hold the securities of the Company held by Mr. Luzon.

(5) Consists of; (i) 110,000 shares of restricted stock granted under the 2017 Plan, (ii) 7,965 shares of common stock, and (iii) an option to purchase 2,792 shares of our common stock.

(6) Consists of 17,500 shares of restricted stock granted under the 2017 Plan.

(7) Consists of 32,500 shares of restricted stock granted under the 2017 Plan.

(8) Consists of 17,500 shares of restricted stock granted under the 2017 Plan.

(9) Consists of 17,500 shares of restricted stock granted under the 2017 Plan.

(10) Consists of 15,000 shares of restricted stock granted under the 2017 Plan.

Change in Control

We are not aware of any arrangement that might result in a change in control in the future. We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in the Company's control.

Securities Authorized for Issuance Under Equity Compensation Plans

On January 29, 2017, our Board of Directors approved the 2017 Equity Incentive Plan and the 2017 Consultant Equity Incentive Plan, which were approved by our stockholders on March 21, 2017. In addition, on January 29, 2017, our Board of Directors approved the Stock Option Plan Israel Grantees Sub-Plan. The 2017 Equity Incentive Plan initially authorized the issuance of up to 667 shares of common stock under the plan and the 2017 Consultant Equity Incentive Plan initially authorized the issuance of up to 1,000 shares of common stock under the plan.

On February 12, 2018, our stockholders approved an amendment to the 2017 Consultant Equity Incentive Plan to increase the maximum number of shares of our common stock available for issuance under the plan from 1,000 to 1,500. On July 3, 2018, our stockholders approved an amendment to the 2017 Equity Incentive Plan to increase the maximum number of shares of our common stock available for issuance under the plan from 667 to 1,000 and an amendment to the 2017 Consultant Equity Incentive Plan to increase the maximum number of shares of our common stock available for issuance under the plan from 1,500 to 2,334.

On May 25, 2020, our Board reduced the exercise price of outstanding options of our employees and directors for the purchase of an aggregate of 17,530 of our common stock (with exercise prices ranging between $3,630 and $1,830) to $208.0 per share, and extended the term of the foregoing options for an additional one year from the original date of expiration.

On August 10, 2020, our stockholders approved an increase in the shares available for issuance under the 2017 Equity Incentive Plan from 1,000 to 7,250 shares, and a decrease of the numbers of shares available for issuance under the 2017 Consultant Incentive Plan to 1,084 shares from 2,334 shares.

On December 30, 2021, our stockholders approved an increase in the shares available for issuance under the 2017 Equity Incentive Plan from 7,250 shares to 28,850 shares.

On December 7, 2022, our stockholders approved an increase in the shares available for issuance under the 2017 Equity Plan from 28,850 shares to 36,125 shares.

On December 27, 2023, our stockholders approved an increase in the shares available for issuance under the 2017 Equity Plan from 36,125 shares to 130,000 shares.

On September 4, 2025, our stockholders approved an increase in the shares available for issuance under the 2017 Equity Plan from 130,000 shares to 756,691 shares.

The following table summarizes information about our equity compensation plans and individual compensation arrangements as of December 31, 2025.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	11,376	$ 6.57	11,319
Equity compensation plans not approved by security holders	-	-	-
Total	11,376	6.57	11,319

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

During years ended December 31, 2025 and 2024, except for compensation arrangements described elsewhere herein and the transactions described below, we did not participate in any transaction, and we are not currently participating in any proposed transaction, or series of transactions, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons had, or will have, a direct or indirect material interest .

Compensation arrangements for our named executive officers and directors are described in the section entitled "Executive Compensation."

Employment Agreements

We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. We have also entered into customary non-competition, confidentiality of information and ownership of inventions arrangements with our executive officers. However, the enforceability of the noncompetition provisions may be limited under applicable law.

Options

Since our inception we have granted options to purchase our common stock to our officers and directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions.

Restricted Stock and Restricted Stock Unit Grants

Since our inception we have granted restricted stock awards to our officers and directors. Such restricted stock award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions.

Orgad Acquisition

On February 7, 2022, My Size Israel entered into a Share Purchase Agreement, or the Orgad Agreement, with Amar Guy Shalom and Elad Bretfeld, or the Orgad Sellers, pursuant to which the Orgad Sellers agreed to sell to My Size Israel all of the issued and outstanding equity of Orgad.

The Orgad Sellers are the sole title and beneficial owners of 100% of the shares of Orgad. In consideration of the shares of Orgad, the Orgad Sellers are entitled to receive (i) up to $1,000,000 in cash, or the Orgad Cash Consideration, (ii) an aggregate of 111,682 shares, or the Orgad Equity Consideration, of our common stock, and (iii) earn-out payments of 10% of the operating profit of Orgad for the years 2022 and 2023. The transaction closed on the same day. In February 2024, we paid the remaining $700,000 of the Orgad cash Consideration to the Orgad Sellers, net of a settlement amount of $275,000.

The payment of the earn out is further subject in each case to the Orgad Sellers being actively engaged with Orgad at the date such payment is due (except if the Orgad Sellers resign due to reasons relating to material reduction of salary or adverse change in their position with Orgad or its affiliates).

In connection with the Orgad Agreement, each of the Orgad Sellers entered into employment agreements with Orgad and six-month lock-up agreements with us.

Naiz Bespoke Technologies Acquisition

On October 7, 2022, we entered into the Naiz Agreement with the Naiz Sellers, pursuant to which the Naiz Sellers agreed to sell to us all of the issued and outstanding equity of Naiz. The acquisition of Naiz was completed on October 11, 2022.

In consideration of the purchase of the shares of Naiz, the Naiz Agreement provided that the Naiz Sellers are entitled to receive (i) the Naiz Equity Consideration and (ii) up the Naiz Cash Consideration.

The Naiz Equity Consideration was issued to the Naiz Sellers at closing of the transaction of which 94,632 shares of My Size common stock were issued to Whitehole constituting 6.6% of our outstanding shares following such issuance. The Naiz Agreement also provides that, in the event that the actual value of the Naiz Equity Consideration (based on the Equity Value Averaging Period) is less than $1,650,000, My Size shall pay the Shortfall Value to the Naiz Sellers within 45 days of our receipt of Naiz's 2025 audited financial statements; provided that certain revenue targets are met. Following the Equity Value Averaging Period, it was determined that the Shortfall Value is $459,240.

The Naiz Cash Consideration is payable to the Naiz Sellers in five installments, according to the following payment schedule: (i) US$500,000 at closing, (ii) up to US$500,000 within 45 days of My Size's receipt of Naiz's 2022 audited financial statements, (iii) up to US$350,000 within 45 days of My Size's receipt of Naiz's unaudited financial statements for the six months ended June 30, 2023, (iv) up to $350,000 within 45 days of My Size's receipt of Naiz's unaudited financial statements for the six months ended December 31, 2023, and (v) up to $350,000 within 45 days of My Size's receipt of Naiz's 2024 audited financial statements; provided that in the case of the second, third, fourth and fifth installments certain revenue targets are met.

The payment of the second, third, fourth and fifth cash installments are further subject to the continuing employment or involvement of Borja and Aritz, or the Key Persons, by or with Naiz at the date such payment is due (except if a Key Person is terminated from Naiz due to a Good Reason (as defined in the Naiz Agreement)).

The Naiz Agreement contains customary representations, warranties and indemnification provisions. In addition, the Naiz Sellers will be subject to non-competition and non-solicitation provisions pursuant to which they agree not to engage in competitive activities with respect to My Size's business.

In connection with the Naiz Agreement, (i) each of the Naiz Sellers entered into the Lock-Up Agreement with My Size, (ii) Whitehole, Twinbel and EGI entered into the Voting Agreement with My Size and (iii) each of the Key Persons entered into employment agreements and services agreements with Naiz.

The Lock-Up Agreement provides that each Naiz Seller will not, for the six-month period following the closing of the transaction, (i) offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by such Naiz Seller, or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; or (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such Naiz Seller's Shares regardless of whether any such transaction described in clause (i) or this clause (ii) is to be settled by delivery of Shares or such other securities, in cash or otherwise. The Lock-Up Agreement also contains an additional three-month "dribble-out" provision that provides following the expiration of the initial six-month lock-up period, without My Size's prior written consent (which My Size shall be permitted to withhold at its sole discretion), each Naiz Seller shall not sell, dispose of or otherwise transfer on any given day a number of Shares representing more than the average daily trading volume of the Shares for the rolling 30 day trading period prior to the date on which such Seller executes a trade of the Shares.

The Voting Agreement provides that the voting of any Shares held by each of Whitehole, Twinbel and EGI, or the Naiz Acquisition Stockholders, will be exercised exclusively by a proxy designated by My Size's board of directors from time to time, or the Proxy, and that each Naiz Acquisition Stockholder will irrevocably designate and appoint the then-current Proxy as its sole and exclusive attorney-in-fact and proxy to vote and exercise all voting right with respect to the Shares held by each Naiz Acquisition Stockholder. The Voting Agreement also provides that, if the voting power held by the Proxy, taking into account the proxies granted by the Naiz Acquisition Stockholders and the Shares owned by the Proxy, represents 20% or more of the voting power of My Size's stockholders that will vote on an item, or the Voting Power, then the Proxy shall vote such number of Shares in excess of 19.9% of the Voting Power in the same proportion as the Shares that are voted by My Size's other stockholders. The Voting Agreement will terminate on the earliest to occur of (i) such time that such Naiz Acquisition Stockholder no longer owns the Shares, (ii) the sale of all or substantially all of the assets of My Size or the consolidation or merger of My Size with or into any other business entity pursuant to which stockholders of My Size prior to such consolidation or merger hold less than 50% of the voting equity of the surviving or resulting entity, (iii) the liquidation, dissolution or winding up of the business operations of My Size, and (iv) the filing or consent to filing of any bankruptcy, insolvency or reorganization case or proceeding involving My Size or otherwise seeking any relief under any laws relating to relief from debts or protection of debtors.

Services Agreement

Effective as of March 1, 2025, and in connection with Mr. Elmaliah's appointment as the Company's Chief Financial Officer, the Company entered into an agreement with Mr Elmaliah and Accounting Team Ltd., an entity 100% owned by Mr. Elmaliah, pursuant to which it was engaged to provide bookkeeping, controller and CFO services. Under the agreement, the Company agreed to pay Accounting Team a monthly fee of NIS 63,000 (approximately $20,000) for the provision of these services.

Indemnification Agreements and Directors' and Officers' Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceedings against them as to which they could be indemnified. We also maintain an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

Director Independence

      See "Item 10. Directors, Executive Officers and Corporate Governance; Corporate Governance, Board Composition" above for a discussion regarding the independence of the members of our board of directors.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

      Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our independent registered public accounting firm for 2025 and 2024. The following are Somekh Chaikin's fees for professional services in each of the respective fiscal years:

Fee Category		2025		2024
Audit Fees	$	272,486	$	244,196
Tax Fees	$	40,885	$	25,959
Audit-related Fees		-		-
Total Fees	$	313,371	$	270,155

      Audit Fees: Audit Fees consist of fees billed for professional services performed by Somekh Chaikin for the audit of our annual financial statements, the review of interim consolidated financial statements, and related services that are normally provided in connection with registration statements, including the registration statement for S-1 and S-3.

      Tax Fees: Tax Fees may consist of fees for professional services, including tax and VAT consulting and compliance performed by an independent registered public accounting provided during the period.

      Audit-related Fees: Audit related Fees consist of due diligence services performed by an independent registered public accounting provided during the period.

Pre-Approval Policies and Procedures

      In accordance with the Sarbanes-Oxley Act of 2002, as amended, our audit committee charter requires the audit committee to pre-approve all audit and permitted non-audit services provided by our independent registered public accounting firm, including the review and approval in advance of our independent registered public accounting firm's annual engagement letter and the proposed fees contained therein. The audit committee has the ability to delegate the authority to pre-approve non-audit services to one or more designated members of the audit committee. If such authority is delegated, such delegated members of the audit committee must report to the full audit committee at the next audit committee meeting all items pre-approved by such delegated members. In the fiscal years ended December 31, 2025 and December 31, 2024 all of the services performed by our independent registered public accounting firm were pre-approved by the audit committee.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   Financial Statements

      The financial statements required by this Item are included beginning at page F-1.

(b)   Exhibits

      See Exhibit Index

ITEM 16. FORM 10-K SUMMARY

Not applicable

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Form on Form 8-K filed on March 23, 2017)
3.2	Amended and Restated By-Laws of My Size, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed on March 4, 2016)
3.3	Amendment to Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to the Company's Current Report on Form 8-K filed on February 20, 2018)
3.4	Second Amended and Restated By-Laws of My Size, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 24, 2018)
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to the Company's Current Report on Form 8-K filed on November 18, 2019)
3.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on January 7, 2022)
3.7	Amendment No. 1 to Second Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on January 7, 2022)
3.8	Certificate of Amendment to Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 7, 2022)
3.9	Certificate of Amendment to Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 15, 2024)
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A filed on November 14, 2016)
4.2	Form of Warrant to Purchase Common Stock issued on February 2, 2018 (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on March 27, 2019)
4.3	Description of Securities Registered under Section 12 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed on March 19, 2020)
4.4	Form of Warrant (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-1, Amendment No. 1, filed with the SEC on May 5, 2020.)
4.5	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-1, Amendment No. 1, filed with the SEC on May 5, 2020)
10.1	My Size, Inc. 2017 Equity Incentive Plan (incorporated by reference as an exhibit to the Company's Definitive Proxy Statement on Schedule DEF 14A filed on March 2, 2017)
10.2	My Size, Inc. 2017 Consultant Equity Incentive Plan (incorporated by reference as an exhibit to the Company's Definitive Proxy Statement on Schedule DEF 14A filed on March 2, 2017)

10.3	My Size, Inc. 2017 Stock Option Plan Israel Grantees Sub-Plan (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed on March 27, 2019)
10.4	Purchase Agreement between My Size, Inc. and Shoshana Zigdon dated as of February 16, 2014 (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on March 4, 2016)
10.5 +	Employment Agreement between My Size Israel 2014 Ltd. and Ronen Luzon dated November 18, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 19, 2018)
10.6 +	Employment Agreement between My Size Israel 2014 Ltd. and Or Kles dated November 18, 2018 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 19, 2018)
10.7 +	Employment Agreement between My Size Israel 2014 Ltd. and Billy Pardo dated November 18, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on November 19, 2018)
10.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on January 15, 2020)
10.9	Amendment to Purchase Agreement between My Size Israel 2014 Ltd., My Size, Inc. and Shoshana Zigdon (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q on August 16, 2021)
10.10	Form of Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 28, 2021)
10.11	Form of Placement Agent Warrant issued by the Company on October 28, 2021 (incorporated by reference to Exhibit 10.22 to the Company's Form S-1 filed on November 12, 2021)
10.12	Form of Registration Rights Agreement, dated October 26, 2021, by and between the Company and the Purchasers (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 28, 2021)

10.13	Share Purchase Agreement dated as of February 7, 2022 between My Size Israel 2014 Ltd. and Amar Guy Shalom and Elad Bretfeld (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 8, 2022)
10.14	Form of Section 102 Capital Gain Restricted Stock Award Agreement under the Company's 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2022)
10.15	Share Purchase Agreement, dated as of October 6, 2022, by and among My Size, Inc., Borja Cembrero Saralegui, Artiz Toree Garcia, Whitehold, S.L., Twinbel, S.L., and EGI Acceleration, S.L. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 12, 2022)
10.16	Form of Lock-Up Agreement by and among My Size, Inc. and the stockholders identified on the signature page thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on October 12, 2022)
10.17	Form of Voting Agreement by and among My Size, Inc. and the stockholders identified on the signature page thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on October 12, 2022)
10.18	My Size, Inc. Amendment to the My Size, Inc. 2017 Equity Plan (incorporated by reference to Appendix B to the Company's definitive proxy statement filed with the SEC on November 4, 2022)
10.19	Form of Registered Direct Offering Securities Purchase Agreement, dated January 10, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023)
10.20	Form of PIPE Securities Agreement, dated January 10, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023)
10.21	Form of Registered Direct Pre-Funded Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023)
10.22	Form of Series A and Series B Warrant (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023)
10.23	Form of Private Placement Pre-Funded Warrant (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023)
10.24	Form of Registration Rights Agreement, dated January 10, 2023 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023)
10.25	Engagement Agreement, dated December 5, 2022 (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023)
10.26	Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.36 to the Company's Report on Form 10-K filed with the SEC on April 14, 2023)

10.27	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 2023)
10.28	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 2023)
10.29	Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 2023)
10.30	My Size, Inc. Amendment to the My Size, Inc. 2017 Equity Plan (incorporated by reference to Appendix A to the Company's definitive proxy statement filed with the SEC on November 24, 2023).
10.31	Form of Section 102 Capital Gain Restricted Stock Award Agreement under the Company's 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.31 to the Company's Report on Form 10-K filed with the SEC on April 1, 2024)
10.32	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 16, 2024)
10.33	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 16, 2024)
10.34	Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 16, 2024)
10.35	At the Market Offering Agreement dated January 21, 2025 between the Company and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 21, 2025)
10.36	My Size, Inc. Amendment to the My Size, Inc. 2017 Equity Plan (incorporated by reference to Appendix A to the Company's definitive proxy statement filed with the SEC on July 8, 2025)
10.37	Contract for the Transfer of a Production Unit, dated as of May 9, 2025, by and between Casi Nuevo Kids, S.L. and New Percentil, S.L. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 12, 2025)
10.38	Share Sale and Purchase Agreement, dated as of September 8, 2025, by and among My Size, Inc., Mr. Timo Steitz, Mr. Wilhelm Steitz, Mr. Ettore Weilenmann and the natural and legal persons indicated in Annex 0 thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8- K filed with the SEC on September 12, 2025)
10.39	Lock-Up Agreement, entered into on September 8, 2025, by and among My Size, Inc. and the stockholders identified on the signature page thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 12, 2025)
10.40	Voting Agreement, dated as of September 8, 2025, by and among My Size, Inc. and the stockholders identified on the signature page thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on September 12, 2025)
10.41	Form of Warrant issued by My Size, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on September 12, 2025)
10.42*	Form of Restricted Stock Award Agreement under the Company's 2017 Equity Incentive Plan
10.43*+	Executive Director Agreement, between Naiz Bespoke Technlogies, S.L. and Borja Cembrero Saralegui, dated June 1, 2025
10.44*+	Consulting Agreement, between My Size Israel 2014 Ltd. and Accounting Team Ltd., dated March 10, 2025.
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Report on Form 10-K filed with the SEC on March 27, 2025)
21.1*	List of Subsidiaries
23.1*	Consent of Somekh Chaikin, a member firm of KPMG International, registered public accounting firm
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1+	My Size, Inc. Executive Officer Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Report on Form 10-K filed with the SEC on April 1, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Schema
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Label Linkbase
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL document and contained in Exhibit 101)

*   Filed herewith.

+   Indicates a management contract or any compensatory plan, contract or arrangement

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 15th day of April, 2026.

MY SIZE, INC.

/s/ Ronen Luzon
Ronen Luzon
Chief Executive Officer
(Principle Executive Officer)

/s/ Oren Elmaliah
Oren Elmaliah
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronen Luzon Ronen Luzon	Chief Executive Officer and Director (Principle Executive Officer)	April 15, 2026
/s/ Oren Elmaliah Oren Elmaliah	Chief Financial Officer (Principal Financial and Accounting Officer)	April 15, 2026
/s/ Roy Golan Roy Golan	Director	April 15, 2026
/s/ Arik Kaufman Arik Kaufman	Director	April 15, 2026
/s/ Oron Branitzky Oron Branitzky	Director	April 15, 2026
/s/ Guy Zimmerman Guy Zimmerman	Director	April 15, 2026

MY SIZE, INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

INDEX

F-1



Somekh Chaikin
17 Ha'arba'a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
My Size, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of My Size, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments.

The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the acquisition-date fair value of the Percentil and ShoeSizeMe technology intangible assets

As discussed in Notes 1a and 7 to the consolidated financial statements, on May 9, 2025, a newly-formed, wholly-owned subsidiary of the Company, New Percentil, entered into a production unit transfer agreement with Casi Nuevo Kids, S. L. (Casi Nuevo), pursuant to which New Percentil acquired a production unit of Casi Nuevo with a trade name of Percentil for total consideration of $45 thousand. On September 8, 2025, the Company also acquired ShoeSize.Me AG (ShoeSizeMe) for total consideration of $488 thousand. The Company recorded technology intangible assets with acquisition-date fair values of $340 thousand for Percentil and $521 thousand for ShoeSizeMe. The acquired technology intangible assets were valued using the multi-period excess earnings method under the income approach.

We identified the evaluation of the acquisition-date fair value of the Percentil and ShoeSizeMe technology intangible assets as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the key assumptions used to determine the acquisition-date fair value of the technology intangible assets, specifically, the forecasted cost of sales and operating expenses, revenue growth rates and discount rates. Changes to these assumptions could have had a significant impact on the Company's determination of the acquisition-date fair value of the technology intangible assets. Additionally, specialized skills and knowledge were needed to evaluate the discount rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company's acquisition-date fair value estimation process, including controls related to the development of the key assumptions noted above. We evaluated the reasonableness of forecasted cost of sales and operating expenses and revenue growth rates by comparing them to Percentil's and ShoeSizeMe's historical results, industry related third-party data and revenue trends of comparable entities. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by management in the valuation by comparing them against discount rate ranges that were independently developed using publicly available market data for comparable entities.

/s/ Somekh Chaikin
Somekh Chaikin

Member Firm of KPMG International
We have served as the Company's auditor since 2017.
Tel Aviv, Israel
April 15, 2026

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	Note	December 31, 2025	December 31, 2024
Assets			
Current assets			
Cash and cash equivalents	3	2,303	4,880
Restricted cash		254	-
Inventory		3,034	2,796
Account receivables		1,214	278
Other receivables and prepaid expenses	4	935	1,118
Total current assets		7,740	9,072
Long term deposits		-	7
Property and equipment, net	5	110	67
Operating right-of-use asset	6	106	23
Intangible assets	8	1,596	750
Goodwill	8	640	133
Investment in marketable securities	11	2	7
Other non-current asset		10	-
		2,464	987
Total assets		10,204	10,059
Liabilities and shareholders' equity			
Current liabilities			
Operating lease liability	6	26	15
Short-term loans	9	94	107
Trade payables		2,221	2,084
Liabilities to Related parties	10	93	151
Seller payable		251	-
Other payables	17	1,446	639
Total current liabilities		4,131	2,996
Long-term loans	9	831	146
Operating lease liability	6	85	8
Total non-current liabilities		916	154
CONTINGENCIES AND COMMITMENTS	15		
Total Liabilities		5,047	3,150
Shareholders' equity	13		
Stock capital -			
Common stock of $0.001 par value - Authorized: 250,000,000 shares as of December 31,2025 and 2024; Issued and outstanding: 4,639,784 and 2,040,159 as of December 31,2025 and 2024, respectively		5	2
Additional paid-in capital		75,590	71,608
Accumulated other comprehensive loss		(710)	(825)
Accumulated deficit		(69,728)	(63,876)
Total shareholders' equity		5,157	6,909
Total liabilities and shareholders' equity		10,204	10,059

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share data and per share data)

	Note	Year ended December 31,	
		2025	**2024**
Revenues		9,362	8,257
Cost of revenues		(6,362)	(4,934)
Gross profit		3,000	3,323
Operating expenses			
Research and development		(597)	(429)
Sales and marketing		(3,212)	(3,114)
General and administrative		(4,787)	(3,368)
Other income		-	275
Impairment of goodwill	8	(144)	(631)
Total operating expenses		(8,740)	(7,267)
Operating loss		(5,740)	(3,944)
Financial income (expense), net		(112)	(51)
Loss before income taxes		(5,852)	(3,995)
Net loss for the year		(5,852)	(3,995)
Other comprehensive income (loss):			
Foreign currency translation differences		115	(54)
Total comprehensive loss		(5,737)	(4,049)
Basic and diluted loss per share		(1.87)	(4.39)
Basic and diluted weighted average number of shares outstanding		3,136,976	910,758

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock Number	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated Deficit	Total stockholders' equity
Balance as of December 31, 2023	452,724	1	65,386	(771)	(59,881)	4,735
Stock-based compensation related to options and restricted shares granted to employees and consultants	80,000	*	390	-	-	390
Issuance of shares for sellers post Business Combination	4,360	*	3	-	-	3
Effect of reverse stock split	74,683	*	-	-	-	-
Issuance of shares, net of issuance cost of $442	79,000	*	2,819	-	-	2,819
Exercise of shares in abeyance	696,634	*	-	-	-	-
Exercise of Warrants	653,028	1	3,010	-	-	3,011
Total comprehensive income (loss)	-	-	-	(54)	(3,995)	(4,049)
Balance as of December 31, 2024	2,040,159	2	71,608	(825)	(63,876)	6,909
Stock-based compensation related to options and restricted shares granted to employees and consultants	525,000	1	517	-	-	518
Issuance of shares pursuant to At The Market Offering Agreement for - net of $117 issuance costs**	1,833,532	2	3,127	-	-	3,129
Investment in Shoe Size Me***	241,093	*	338	-	-	338
Total comprehensive income (loss)	-	-	-	115	(5,852)	(5,737)
Balance as of December 31, 2025	4,639,784	5	75,590	(710)	(69,728)	5,157

(*)   Represents an amount of less than $1.
(**)   See note 13b
(***)   See note 7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net loss	(5,852)	(3,995)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	18	20
Loss on Disposal of property and equipment	-	29
Change in operating lease right-of-use asset	17	147
Amortization of intangible assets	324	294
Change in liabilities to related parties	(58)	(442)
Interest on long term liabilities	-	47
Interest paid	(7)	(41)
Revaluation of investment in marketable securities	5	(1)
Stock based compensation	517	390
Change in inventory	(142)	112
Impairment of goodwill	144	631
Change in account receivables	(828)	335
Change in operating lease liabilities	(12)	(96)
Chane in other non-current assets	(10)	-
Change in other receivables and prepaid expenses	187	(268)
Change in trade payables	82	(65)
Change in other payables	623	(189)
Change in Seller Payable	(150)	-
Net cash used in operating activities	(5,142)	(3,092)
Cash flows from investing activities:		
Proceeds from short term deposits	7	22
Purchase of Percentil	(45)	-
Purchase of Shoe size me	(142)	-
Proceeds from liquidating JV	-	38
Purchase of property and equipment	(16)	(7)
Net cash (used in) provided by investing activities	(196)	53
Cash flows from financing activities:		
Proceeds from issuance of shares, net of issuance costs and exercise of warrants	3,130	5,829
Loans received	-	500
Repayment of loans	(135)	(735)
Net cash provided by financing activities	2,995	5,594
Effect of exchange rate fluctuations on cash and cash equivalents	20	61
Change in cash and cash equivalents and restricted cash	(2,323)	2,616
Cash and cash equivalents and restricted cash at the beginning of the year	4,880	2,264
Cash and cash equivalents and restricted cash at the end of the year	2,557	4,880

	Year Ended December 31,	
	2025	2024
Cash and Cash Equivalents	2,303	4,880
Restricted cash	254	-
Cash and Cash Equivalents and Restricted Cash at End of the Year	**2,557**	**4,880**
Supplemental disclosure of non-cash financing activities:		
Purchase of ShoeSizeMe – see Note 7	338	-
Change in operating lease right-of-use asset and liability due to termination of the lease agreement	-	181
Operating lease right-of-use assets acquired through lease liability	105	-
Supplemental disclosure of Cash Flow Information:		
Cash paid for interest	14	41

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 1 - GENERAL

a. My Size, Inc. (the "Company") is developing unique measurement technologies based on algorithms with applications focused on the apparel e-commerce market. The technology is driven by proprietary algorithms, which are able to calculate and record measurements in a variety of novel ways.

Following the acquisitions of Naiz Fit Bespoke Technologies, S.L ("Naiz") in October 2022 and ShoeSize.Me AG ("ShoeSizeMe") in September 2025 (refer to note 7), the Company expanded its offering outreach and customer base. Following the acquisition of Orgad International Marketing Ltd. ("Orgad") in February 2022, the Company also operates an omnichannel e-commerce platform.

Following the formation of a new subsidiary, New Percentil S.L. ("New Percentil"), and acquisition of a new business unit in May 2025 (see note 7), the Company also operates a resale platform that enables consumers to buy and sell primarily secondhand apparel.

The Company has nine subsidiaries. My Size Israel 2014 Ltd. ("My Size Israel"), Topspin Medical (Israel) Ltd., Orgad and Rotrade Ltd., are all incorporated in Israel, My Size LLC, is incorporated in the Russian Federation, there are two limited liability companies incorporated under the laws of Spain namely Naiz Fit and New Percentil, and ShoeSizeMe, which is incorporated in Switzerland. On July 21, 2025, the Company established Ten Peacks Ltd. ("Ten Peacks"), which is incorporated in Israel and is a wholly-owned subsidiary of My Size Israel, that focuses on marketing and distribution of global apparel and shoes brands in Israel. References to the Company include the subsidiaries unless the context indicates otherwise.

My Size, Inc., was incorporated and commenced operations in September 1999, as Topspin Medical Inc. ("Topspin"), a private company registered in the State of Delaware. In December 2013, the Company changed its name to Knowledgetree Ventures Inc. Subsequently, in February 2014, the Company changed its name to My Size, Inc. Topspin was engaged, through its Israeli subsidiary, in research and development in the field of cardiology and urology.

On July 25, 2016, the Company's common stock began publicly trading on the Nasdaq Capital Market under the symbol "MYSZ".

On May 9, 2025, a newly-formed, wholly-owned subsidiary of the Company, New Percentil entered into a production unit transfer agreement with Casi Nuevo Kids, S.L., a limited liability company incorporated under the laws of Spain ("Casi Nuevo"), pursuant to which New Percentil acquired (the "Acquisition") a production unit of Casi Nuevo with a trade name of Percentil that was judicially awarded to the Company in April 2025 within the framework of insolvency proceedings of Casi Nuevo filed with Commercial Court No. 13 of Madrid (Spain). The Acquisition was completed on May 9, 2025.

The Company paid a total transaction value of €610 (approximately $679), consisting of a €40 (approximately $45) cash payment and the assumption of certain customer and labor liabilities and debt and social security payments in the aggregate amount of approximately €570 (approximately $634). The Acquisition was financed through existing cash reserves and does not involve the issuance of additional shares or debt.

On September 8, 2025, the Company entered into a Share Sale and Purchase Agreement (the "Purchase Agreement") with certain shareholders of ShoeSizeMe (the "Sellers"), who were the holders of 100% of the share capital of ShoeSizeMe, pursuant to which the Sellers sold to the Company all of the issued and outstanding shares of ShoeSizeMe. The acquisition of ShoeSizeMe closed on the same day. In consideration for the purchase of the shares of ShoeSizeMe and in accordance with the Purchase Agreement, the Company (i) paid a cash payment of $150 and (ii) issued 241,093 shares of the Company's common stock. The fair value of the shares for the purchase price allocation was determined using the closing price on September 8, 2025 at $338. In addition, pursuant to the Purchase Agreement, the Company issued to a key employee of ShoeSizeMe a warrant to purchase up to 28,000 shares of the Company's common stock. In connection with the acquisition of ShoeSizeMe, certain major shareholders of ShoeSizeMe entered into (i) a voting agreement with the Company and (ii) customary six-month lock up agreements with the Company.

b. Since inception, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit of $69,728. The Company's management expects to continue generating losses and negative cash flows for the foreseeable future. Based on projected cash flows and balances as of December 31, 2023, management believes existing cash will be sufficient to fund operations for less than 12 months, creating substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate this include continuing product commercialization, acquiring technology or intellectual property, and securing financing through equity sales, debt, or strategic partnerships. However, there is no guarantee that additional funds will be available on acceptable terms or at all. If the Company fails to successfully commercialize its products or secure sufficient financing, it may be forced to cease operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In January 2025, we entered into an Offering Agreement with H.C. Wainwright & Co., LLC, as agent ("Wainwright") pursuant to which we may offer and sell, from time to time through Wainwright shares of our common stock having an aggregate offering price of up to $4.1 million. We agreed to pay Wainwright a commission at a fixed rate of 3.0% of the aggregate gross proceeds from each sale of the shares under the Offering Agreement. As of the date hereof, we sold 1,833,532 shares pursuant to the Offering Agreement for aggregate gross proceeds of approximately $3,127,000.

c. In late February 2026, Israel and the United States preemptively attacked Iran, in order to eliminate Iran's nuclear and ballistic missile capabilities, and to target the Islamic fundamentalist regime governing Iran, which has threatened Israel's existence. As part of this conflict, Iran launched missile attacks throughout Israel. This war followed upon similar conflicts in June 2025, and April 2024 and October 2024, during which Iran launched ballistic missile attacks against Israel, and Israel conducted strikes against Iranian military and nuclear infrastructure. The direct conflicts with Iran ran parallel to, and followed upon, a two-year war (from October 2023 until October 2025) during which Israel was attacked by Hamas and Hezbollah, terrorist groups sponsored by Iran operating out of the Gaza Strip and Lebanon, respectively. and declared war in response, which included ground operations in the Gaza Strip and southern Lebanon. Other Iranian-sponsored terrorist organizations in the Middle East, including the Houthi terrorist group in Yemen, have also attacked Israel with various types of missiles and drones as part of these conflicts, and Israel has responded with air force attacks.

The security situation in Israel has had an immaterial effect on its operations and financial results so far. This is attributable to its offices in Spain which has become a hub for the Company's sizing solutions business. The majority of Orgad's inventory utilizes fulfillment by Amazon rather than fulfilling directly. Inventory is now maintained and orders are shipped from regional Amazon warehouses, thereby reducing exposure to inventory risk and contributing to operating efficiencies. For the time being there is just effect on shipping costs that marginally affects the company.

On February 24, 2022, Russia invaded Ukraine. The outbreak of hostilities between the two countries could result in more widespread conflict and could have a severe adverse effect on the region. Following Russia's actions, various countries, issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (SWIFT) electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions.

The Company shut down its operation in Russia and is expected to close down its subsidiary, My Size LLC, but due to technical reasons it is expected to occur in the near future. Therefore, the impact from the current situation is very limited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis, as follows:

a. Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Information about assumptions made by the Company with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following units reporting:

Estimated impairment of non-financial assets

The Company examines on an annual basis whether there is an impairment of goodwill, intangibles and property, plant and equipment that are allocated to reporting units, in accordance with the accounting policy presented in Note 2 (h) below. The fair value calculations of reporting units require the use of estimates.

For information on key assumptions used in calculation of the fair value, see Note 8 – Goodwill and other Intangible assets.

The company estimates the provision for return based on previous return rates.

b. Functional currency:

The currency of the primary economic environment in which the operations of the Company is conducted is the U.S. Dollar and thus it is the Company's functional currency. The reporting currency according to which these financial statements are prepared is the U.S. dollar.

The currency of the primary economic environment in which the operation of the subsidiaries, My Size Israel, Orgad International Marketing Ltd., Rotrade Ltd and Ten Peacks Ltd functional currency is the New Israeli Shekel ("NIS").

The currency of the primary economic environment in which the operation of the subsidiaries, Naiz Fit and New Percentil functional currency is the Euro.

The currency of the primary economic environment in which the operation of the subsidiary, ShoeSizeMe, functional currency is the Swiss Franc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

    c.   Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

    d.   Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

    e.   Restricted cash

Restricted cash are deposits for rent, credit card and for hedging activities.

    f.   Inventories:

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises of the costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. The costs of purchase of inventories comprise the purchase price and other costs directly attributable to the acquisition of finished goods. Net realizable value is the estimated selling price in the ordinary course of business and circumstances do not result in the restoration or increase in that newly established cost basis. In 2025 and 2024, the company did not record inventory mark-down however in 2025 the company recorded a provision of 120 for inventory the company may sell for lower price.

Inventory of resale platform.

Inventories, consisting of merchandise that the Company has purchased and to which the Company holds title, are accounted for using the specific identification method, and are valued at the lower of cost or net realizable value. The cost of inventory is equal to the cost of the merchandise paid to the seller and related inbound shipping costs. Inventory valuation requires the Company to make judgments based on currently available information about the likely method of disposition, such as through sales to individual customers or liquidations, and expected recoverable values of each disposition category. The Company records an inventory write-down based on the age of the inventory and historical experience of expected sell-through.

    g.   Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%
Computers and peripheral equipment	33
Office furniture and equipment	7-20
Leasehold improvements	Over the term of the lease or the useful life of the improvements, whichever is shorter

    h.   Impairment of long-lived assets:

The Company's property and equipment are reviewed for impairment in accordance with ASC 360, "Property Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.   Goodwill:

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Under ASC 350, "Intangible - Goodwill and Other", goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually, the fourth quarter, or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with it carrying value.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed. Goodwill is not deductible for income tax purposes. Goodwill from the Orgad acquisition was allocated to the Fashion e-commerce platform segment and goodwill from Naiz acquisition was allocated to the Naiz segment based innovative artificial intelligence driven measurement solutions.

Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

An impairment charges of $144 and $631 were recorded as the carrying value of the SaaS Solution reporting segment exceeded its expected fair value, as determined using a discounted cash flow model which is primarily based on management's future revenue and cost estimates. These impairment charges were recorded within the Consolidated Statement of Operations and within the SaaS Solution segment for the year ended December 31, 2025 and 2024 respectively. See Note 8- Goodwill.

j.   Intangible assets:

Intangible assets consist of identifiable intangible assets that the Company has acquired from previous business combinations. Intangible assets are recorded at costs, net of accumulated amortization. The Company amortizes its intangible assets reflecting the pattern in which the economic benefits of the intangible assets are consumed. When a pattern cannot be reliably determined, the Company uses a straight-line amortization method. Amortization is calculated by the straight-line method over the estimated useful lives of the following assets.

The estimated useful lives of the company's intangible assets are as follows:

	years
Customer Relationships	1-7
Technology	2-5
Trademark	5
Selling Platform	2-5

Each period, the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

l.   Severance pay:

My Size Israel's liability for severance pay is covered by Section 14 of the Israeli Severance Pay Law ("Section 14"). Under Section 14, employees in Israel are entitled to have monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf to their insurance funds. Payments in accordance with Section 14 exempt My Size Israel from any additional obligation for these employees. As a result, My Size Israel does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in its balance sheet. These contributions for compensation represent defined contribution plans and expenses are recorded based on actual deposits.

The Company's Spanish subsidiary is subject to statutory severance requirements under the Spanish Workers' Statute (Estatuto de los Trabajadores). In the event of an unfair dismissal, employees are entitled to a severance payment of 33 days of salary per year of service, up to a maximum of 24 months of salary. For "objective" dismissals (e.g., economic or organizational reasons), the statutory rate is 20 days per year of service, capped at 12 months. The company currently has no plan to terminate any employee therefore did not record any liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

    k.   Research and development costs:

Research and development costs are charged to the statement of operations, as incurred. Most of the research and development expenses are for wages, related expenses and subcontractors.

Software development costs also include costs to develop software to be used solely to meet internal needs and cloud-based applications used to deliver our services. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Costs capitalized for developing such software applications were not material for the periods presented and therefore were not capitalized.

    l.   Income taxes:

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Companies' tax returns. Deferred taxes are determined based on the difference between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company establishes a valuation allowance, if necessary, to reduce deferred tax assets to the amount more likely than not to be realized. As of December 31, 2025, and 2024, a valuation allowance was established by the Company to reduce the deferred tax assets to the amount supported by future reversals of existing temporary taxable differences.

The Company implements a two-step approach to recognize and measure the benefit of its tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on examination, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is greater than 50 percent (cumulative basis) likely to be realized upon settlement. The Company believes that its tax positions are all highly certain of being upheld upon examination. As such, as of December 31, 2025 and 2024 the Company has not recorded any unrecognized tax benefits.

    m. Accounting for stock-based compensation:

The Company accounts for its employees' stock-based compensation as an expense in the financial statements based on ASC 718. All awards are equity classified and therefore such costs are measured at the grant date fair value of the award and graded vesting attribution approach to recognize compensation cost over the vesting period. The Company estimates stock option grant date fair value using the Binomial and Black Scholes option pricing-model.

The Company recorded stock options issued to non-employees at the grant date fair value and recognizes expenses over the related service period by using the straight-line attribution approach in accordance with ASU 2018-07. All awards are equity classified. The Company recognizes forfeitures of awards as they occur.

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

The risk-free interest rate for grants with an exercise price denominated in USD for employees and several consultants is based on the yield from US treasury zero-coupon bonds with an equivalent term.

The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n. Fair value of financial instruments:

ASC 820, Fair Value Measurements and Disclosures, relating to fair value measurements, defines fair value and established a framework for measuring fair value. The ASC 820 fair value hierarchy distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price. In addition, the fair value of assets and liabilities should include consideration of non-performance risk, which for the liabilities described below includes the Company's own credit risk.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -   Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -   Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company holds shares in My City Builders, Inc. ("MYCB") formerly known as Diamante Minerals, Inc., a publicly-traded company on the OTCQB.

Due to sales restrictions on the sale of the MYCB shares, the fair value of the shares was measured on the basis of the quoted market price for an otherwise identical unrestricted equity instrument of the same issuer that trades in a public market, adjusted to reflect the effect of the sales restrictions and is therefore, ranked as Level 2 asset.

o. Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of shares of common stock outstanding during each year. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding during each year plus dilutive potential equivalent common stock considered outstanding during the year, in accordance with ASC 260, "Earnings per Share". For the years ended December 31, 2025 and 2024, all outstanding options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

p. Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents.

Cash and cash equivalents are invested in banks in Israel, Spain, United States and Switzerland. Such deposits in Israel may be in excess of insured limits and are not insured in other jurisdictions.

Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

For the year ended December 31, 2025, 81% of the company revenue and 74% of Trade receivable balance comes from one customer Amazon.

Revenue Recognition

The Company's revenues are primarily derived from: (i) selling products to customers through direct and third-party online channels; (ii) licensing cloud-enabled software subscriptions and associated maintenance and support; and (iii) services and product sales through its resale platform.The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers.

Under this standard, revenue is recognized when a contract exists, the performance obligations are identified, the transaction price is determined, and the Company satisfies its performance obligation by transferring control of the promised goods or services to the customer.

The following is a description of the Company's primary revenue streams:

1. Online Product Sales (Third-Party Marketplaces)

The Company sells products directly to customers, primarily through its online Amazon stores. The Company has determined that it acts as the principal in these arrangements because it controls the promised product before it is transferred to the customer, is primarily responsible for fulfilling the promise, and has full discretion in establishing prices in addition the inventory risk is on the comapny. Accordingly, revenues are recorded on a gross basis. Revenue is recognized at the point in time when control of the product is transferred to the customer. Shipping fees charged to customers are included in revenue, while outbound shipping costs are recorded in cost of revenue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Rights of Return:

Under standard contract terms, customers have a right of return of 90 days. The Company recognizes revenue net of an allowance for estimated returns based on historical experience. A refund liability is recorded for the amount of consideration the Company does not expect to receive. As of December 31, 2025, and 2024, the allowance for returns was $157 thousand and $164 thousand, respectively.

2. Cloud-Enabled Software Subscriptions and Support

Revenue from cloud-enabled software subscriptions includes fees from customers accessing the Company's enterprise cloud services. These services allow customers to use the software without taking physical possession. The Company's performance obligation is satisfied over time as the customer receives and consumes the benefits of the cloud service. Revenue is recognized ratably over the contract term. Subscription arrangements are generally non-cancelable and do not contain refund-type provisions.

3. Resale Platform (Consignment and Product Revenue)

The Company operates a resale platform where both buyers and sellers may be customers.

Consignment Revenue:

The Company generates revenue from the sale of secondhand apparel on behalf of sellers. The Company does not take title to the consigned goods. In these transactions, the Company acts as an agent and recognizes revenue on a net basis, representing the percentage of the proceeds retained as a commission. Revenue is recognized at the point of purchase by the buyer, as the performance obligation to the consignor is satisfied at that time.

Platform Product Revenue:

For sales of Company-owned inventory on the platform, the Company acts as the principal due to inventory risk and control of the goods. Revenue is recognized on a gross basis at the time of delivery and acceptance by the customer.

Cost of Revenue

Cost of consignment revenue consists of outbound shipping, outbound labor, and packaging costs. Cost of product revenue primarily consists of the inventory cost, inbound and outbound shipping, labor, packaging costs, and inventory write-downs.

Shipping Fees

The Company charges shipping fees to buyers, which are included in revenue. All outbound shipping costs are accounted for in cost of revenue at the time revenue is recognized.

Cost of Revenue Cost of consignment revenue consists of outbound shipping, outbound labor and packaging costs. Cost of product revenue mainly consists of the inventory cost, inbound shipping related to the sold merchandise, outbound shipping, outbound labor, packaging costs and inventory write-downs.

Returns

For the Resale platform The Company generally has a 14-day return period, and possibly longer accordingly to regulations which may change from time to time, and recognizes a returns reserve based on historical experience, which is recorded in accrued and other current liabilities within the Company's consolidated balance sheets and reduction of revenue within the Company's consolidated statements of operations. As of December 31, 2025, and 2024, the allowance for returns was $6 thousand and $0 thousand, respectively.

r. Seller Payable

Seller payable includes amounts owed to sellers upon the purchase of sellers' goods by the Company. Amounts are initially provided as a credit to sellers. These credits may be applied towards purchases from the Company or redeemed for cash. Seller payables show up as seller payables in the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s. Contingencies and Commitments

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

r. Derivative instruments

The Company accounts for its derivative instruments as either assets or liabilities and measures them at fair value through profit or loss.

q. Leases

The Company leases include an office space lease agreement for 12 months, with an option to extend for an additional 12 months and 36 months cancelable operating lease agreements on behalf of personnel vehicles. The lease term includes a non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For the office rent lease, the Company has elected to account for the lease and non-lease maintenance components as a single lease component. Therefore, the lease payments used to measure the lease liability include all of the fixed consideration in the contract, including in-substance fixed payments, owed over the lease term.

u. Recent adopted accounting pronouncements

In June 2022, the FASB issued ASC 2022¬03 "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring its fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also introduces new disclosure requirements for equity securities subject to contractual sale restrictions. The ASU is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The adoption of ASC 2022¬03 did not have a material impact on the Company's consolidated financial statements and related disclosures.

In December, 2023, the FASB issued ASU 2023¬09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid and received, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income taxrelated disclosures. The ASU will be effective for fiscal years beginning after December 15, 2024, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method of adoption. This ASU impacts the Company's income tax disclosures, but not Consolidated Financial Statements. See Note 12 - Taxes on Income.

v. Recently issued not yet adopted accounting pronouncements

In November 2024, the FASB issued ASU No. 2024¬03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220¬40). The ASU improves the disclosures about a public business entity's expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In July 2025, the FASB issued ASU 2025-05 "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets". The ASU introduces a practical expedient for all entities when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. Under the practical expedient, when developing reasonable and supportable forecast as part of estimating expected credit losses, an entity may assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU is effective for annual periods beginning after December 15, 2026 and interim periods within those annual periods. Early adoption is permitted.

In September 2025, the FASB issued ASU 2025-06 "Targeted Improvements to the Accounting for In-ternal-Use Software". The ASU removes all references to software development stages throughout ASU 350-40. Therefore, under the ASU, an entity will be required to start capitalizing software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended ('probable-to-complete' recognition threshold). In applying the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. The ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual periods. The ASU allows adoption either on a prospective basis, a modified prospective approach or a retrospective approach. The Company is in the process of evaluating the effects of the ASU on its internal use software capitalization policy.

In September 2025, the FASB issued ASU 2025-07 "Derivatives Scope Refinements and Scope Clari-fication for Share-Based Noncash Consideration from a Customer in a Revenue Contract". The ASU excludes from the derivative accounting certain non-exchange-traded contracts with contracts with un-derlying that are based on operations or activities specific to one of the parties to the contract. The ASU is effective for annual periods beginning after December 15, 2026 and interim periods within those annual periods. Early adoption is permitted. The amendment can be applied either prospectively to new contracts entered into on or after the date of adoption or on a modified retrospective basis through cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. The Company is in the process of evaluating the effects of the ASU on its contracts; however, the adoption is not expected to have a material effect on its consolidated financial position or results of operations.

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in "Interim Reporting" (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. The Company is in the process of evaluating the effects of the ASU on interim reporting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 3 - CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents balance at December 31, 2025 and 2024 is denominated in the following currencies:

	December 31,	
	2025	**2024**
US Dollars	1,641	4,216
New Israeli Shekels	540	497
Other	122	167
	2,303	4,880

The company also maintains a balance of $254 which is held as collateral for credit card, the amount in held in US Dollars.

NOTE 4 - OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,	
	2025	**2024**
Prepaid expenses and other current assets	595	332
Government authorities	233	409
Insurance reimbursement	-	270
Other	107	107
Total	935	1,118

NOTE 5 - PROPERTY AND EQUIPMENT, NET

	Computers and peripheral equipment	Office furniture and equipment	Leasehold improvements	Total
Cost				
Balance as at January 1, 2024	238	79	54	371
Additions	4	1	2	7
Disposal	(162)	(34)	(54)	(250)
Translation adjustments	8	(20)	-	(12)
Balance as at December 31, 2024	88	26	2	116
Balance as at December 31, 2024	88	26	2	116
Additions	21	-	40	61
Translation adjustments	(4)	-	-	(4)
Balance as at December 31, 2025	105	26	42	173
Accumulated Depreciation				
Balance as at January 1, 2024	186	27	37	250
Additions	61	3	5	20
Disposal	(161)	(17)	(42)	(221)
Translation adjustments	4	(4)	-	-
Balance as at December 31, 2024	40	9	-	49
Balance as at December 31, 2024	40	9	-	49
Additions	13	5	-	18
Disposal	-	-	-	-
Translation adjustments	(6)	-	2	(4)
Balance as at December 31, 2025	47	14	2	63
Carrying amounts				
As at December 31, 2024	48	17	2	67
As at December 31, 2025	58	12	40	110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 6 - LEASES

In August 2019, the Company entered into an office space lease agreement. The lease term was for 36 months beginning on August 20, 2019 and ending on August 20, 2022, with an option to extend for an additional 36 months. During 2022, the Company extended the lease period until August 20, 2025. On January 8, 2024 the Company provided a six month notice termination to the lessor that the lease will end on July 8, 2024.

In August 2024, the Company entered into a new office space lease agreement. The lease term is for 12 months beginning on July 1, 2024 and ending on June 30, 2025, with an option to extend for an additional 12 months. The company extended the office lease agreement to June 30, 2026.

In addition, 10 Peacks Ltd. entered an office space lease agreement in September 2025. The term is for 48 months beginning September 1,2025 and ending on August 30, 2029.

These operating leases are included in "Right of use asset" on the Company's December 31, 2025 consolidated balance sheets and represent the Company's right to use the underlying asset for the lease term. The Company's obligations to make lease payments are included in the current liabilities as "Operating lease liability" and in the non-current liabilities as "Operating lease liability - long term" on the Company's December 31, 2025 consolidated balance sheets. As of December 31, 2025, right-of-use of asset was $106. Operating lease liabilities were $26 and non current operating lease liabilities were $85.

Because the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate to determine the present value of the lease payments.

The weighted average interest rate used to discount future lease payment was 14.1%.

Maturities of lease liabilities as of December 31, 2025 were as follows:

Year Ending:		
2026	$	40
2027	$	35
Thereafter	$	67
Less imputed interest:	$	(31)
Total lease liabilities	$	111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 7 – BUSINESS COMBINATION

Acquisition of Percentil

On May 9, 2025, a newly-formed, wholly-owned subsidiary of the Company, New Percentil, entered into a production unit transfer agreement with Casi Nuevo, pursuant to which New Percentil acquired a production unit of Casi Nuevo with a trade name of Percentil that was judicially awarded to the Company in April 2025 within the framework of insolvency proceedings of Casi Nuevo filed with Commercial Court No. 13 of Madrid (Spain). The Acquisition was completed on May 9, 2025.

The results of operations of New Percentil have been included in the consolidated financial statements since the acquisition date of May 9 2025. New Percentil revenues and loss included in the Company's consolidated statement of operations from May 9, 2025 through December 31, 2025 were $794 and $535 respectively. The Company has not presented supplemental pro forma information for the year ended December 31, 2024, or for the period from January 1, 2025, to May 9, 2025, as it was impracticable to do so. The acquired assets were a production unit obtained through a judicial insolvency process, and historical financial records for the specific unit were not available or were not prepared in accordance with US GAAP by the predecessor entity.

(a)   Consideration transferred

The Company paid €40,000 (approximately $45) and assumed liabilities which the Company had prior to bankruptcy as agreed with the insolvency court.

(b)   Primary Reasons for the Business Combination

The Company acquired the Percentil production unit to accelerate its expansion into the European re-commerce and circular fashion markets. As an expert in both AI-driven sizing technology and online retail operations, the Company intends to integrate its proprietary Naiz Fit and MySizeID algorithms into an established marketplace. This combination aims to optimize the consumer experience, reduce high return rates common in the second-hand apparel industry, and provide a scalable B2B "Circularity as a Service" solution to global fashion brands.

(b)   Identifiable assets acquired and liabilities assumed

Under the preliminary purchase price allocation, the Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is not expected to exceed one year. The purchase price allocation was not finalized due to examination of the net working capital of New Percentil at the acquisition date. Any adjustments to the preliminary purchase price allocation identified during the measurement period will be recognized in the period in which the adjustments are determined.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the acquisition date:

	Thousands USD
Inventory	96
Fixed assets	42
Technology**	340
Goodwill	18
Other payables	(50)
Sellers payables	(401)
Total consideration paid	45

*   The estimated useful life of technology is 2 years.
**   The acquired technology intangible asset, with an estimated useful life of two years, was valued using the Multi-Period Excess Earnings Method (MEEM), an income-based approach that estimates the present value of future economic benefits attributable to the asset, after deducting contributory asset charges. Replacement cost considerations were used as a reasonableness check. The technology is classified as a Level 3 fair value measurement due to the use of significant unobservable inputs and the absence of an active market.

The $18 of goodwill recognized in the acquisition is primarily attributable to the following strategic factors:

Operational Synergies: The integration of the Company's specialized online retail expertise and proprietary AI sizing algorithms, which are expected to drive revenue growth and operational efficiencies.

Cross-Platform Capabilities: The ability to leverage the Company's existing retail infrastructure to sell Percentil products across multiple digital platforms, expanding market reach beyond the original marketplace. Market Presence and

Workforce: Access to an established customer base in the Spanish and European second-hand apparel markets and the value of the specialized expertise of the acquired assembled workforce.

The goodwill recognized in connection with this acquisition is not expected to be deductible for income tax purposes.

(c)   Acquisition-related costs

The Company incurred $7 in direct transaction costs during the year ended December 31, 2025 which were included in general and administrative expenses in the consolidated statements of income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 7 – BUSINESS COMBINATION (Cont.)

<u>Acquisition of ShoeSizeMe</u>

On September 8, 2025, the company purchased 100% of the share capital of ShoeSizeMe AG.

The results of operations of ShoeSizeMe have been included in these consolidated financial statements since the acquisition date of September 8, 2025. ShoeSizeMe revenues included in the Company's consolidated statement of operations from September 8 2025 through December 31, 2025 were $66.

(a)   <u>Consideration transferred</u>

In consideration for the purchase of the shares of ShoeSizeMe and in accordance with the Purchase Agreement, the Company (i) paid a cash payment of $142 and (ii) issued 241,093 shares of the Company's common stock. The fair value of the shares for the purchase price allocation was determined using the closing price on September 8, 2025 at $338.

(b)   <u>Identifiable assets acquired and liabilities assumed</u>

Under the preliminary purchase price allocation, the Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is not expected to exceed one year. The purchase price allocation was not finalized duo to examination of the net working capital of Shoe Size Me at the acquisition date. Any adjustments to the preliminary purchase price allocation identified during the measurement period will be recognized in the period in which the adjustments are determined.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

	Thousands USD
Cash	7
Account receivable	109
Other receivable	4
Technology*	521
Customer relationship	191
Goodwill**	615
Trade payables	(55)
Other payables	(126)
Loans	(778)
Total consideration paid	488

*   The technology and customer relationship with both estimated useful life of five years was valued using the Multi-Period Excess Earnings Method (MEEM), an income-based approach that estimates the present value of future economic benefits attributable to the asset, after deducting contributory asset charges. Replacement cost considerations were used as a reasonableness check. The technology is classified as a Level 3 fair value measurement due to the use of significant unobservable inputs and the absence of an active market. The estimated useful life of technology is 5 years.

**   Recognized goodwill assets related to the excess of the fair value of purchase consideration over the fair value of these identifiable assets and liabilities is recorded as goodwill, with an estimated indefinite useful life. The Goodwill recognized in the transaction is not tax deductible; however, the Company does not expect to realize the related tax benefits in the foreseeable future due to the uncertainty of generating sufficient taxable income.

(c)   <u>Acquisition-related costs</u>

The Company incurred $80 in direct transaction costs during the year-ended December 31, 2025 which were included in general and administrative expenses in the consolidated statements of income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 8 – Goodwill and other Intangible assets

A. Identified intangible assets

Schedule of Intangible assets

	Selling Platform Thousands USD	Technology Thousands USD	Customer Relationships Thousands USD	Other Thousands USD	Total Thousands USD
Cost					
As of January 1, 2024	333	321	816	86	1,556
Effect of changes in exchange rates	(2)	(19)	(48)	(5)	(74)
As of December 31, 2024	331	302	768	81	1,482
Addition	-	860	189	-	1,049
Effect of changes in exchange rates	**-**	**62**	**105**	**11**	**178**
As of December 31, 2025	**331**	**1,224**	**1,062**	**92**	**2,709**
Amortization					
As of January 1, 2024	(213)	(80)	(145)	(21)	(459)
Amortization for the year	(109)	(55)	(113)	(17)	(294)
Effect of changes in exchange rates	-	7	12	2	21
As of December 31, 2024	(322)	(128)	(246)	(36)	(732)
Amortization for the year	**(9)**	**(145)**	**(152)**	**(18)**	**(324)**
Effect of changes in exchange rates	**-**	**(14)**	**(37)**	**(6)**	**(57)**
As of December 31, 2025	**(331)**	**(287)**	**(435)**	**(60)**	**(1,113)**
Carrying amount					
As of December 31, 2024	9	174	522	45	750
As of December 31, 2025	-	937	627	32	1,596

Amortization

Amortization expenses recorded for identified intangible assets in the Consolidated Statements of Operations for each period and were as follows:

	Line Item	December 31, 2025	December 31, 2024
Selling platform	Costs of revenues	9	109
Trademark	Sales and marketing	18	17
Technology	Costs of revenues	66	55
Technology	Sales and marketing	79	-
Customer relationships	Cost of revenues	32	-
Customer relationships	Sales and marketing	120	113
Total amortization expenses		**324**	**294**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 8 – Goodwill and other Intangible assets (Cont.)

Future amortization expenses are expected to be as follows:

	31-12-26	31-12-27	31-12-28	31-12-29	31-12-30	Total
Future amortization expenses	549	356	297	307	87	1,596

In the fourth quarter of 2024, the Company performed the annual assessment of the useful life of its finite-lived intangibles. The Company updated the useful life of its technology intangibles as a result of analyzing recent quantitative and qualitative observations in the market and factors impacting our business. The change in estimate will be accounted for prospectively. The weighted average remaining life was increased from approximately 3 years to 7 years to reflect the new estimated useful lives. The Company estimates that there will be an approximately 55-60% decrease to annual amortization expense.

In the second quarter of 2025, the Company performed an impairment assessment of its finite-lived intangible assets. For the intangibles of SaaS solutions, the Company performed a recoverability test by comparing the estimated undiscounted future cash flows to their carrying values. The analysis confirmed that the undiscounted cash flows exceeded the carrying values, and therefore no impairment was recorded.

For the Resale Platform intangibles, given the proximity of the acquisition to the balance sheet date and the absence of significant changes in economic or market conditions since the purchase, the Company concluded that no impairment indicators existed and the carrying values remain recoverable.

b.   Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 were as follows:

	Fashion e-commerce platform	SaaS Solutions	Resale platform	Total
Balance as of December 31, 2023	134	624	-	758
Translation differences	(1)	7	-	6
Goodwill impairment	-	(631)	-	(631)
Balance as of December 31, 2024	133	-	-	133
Translation differences	11	-	-	11
Goodwill arising from purchase	-	621	19	640
Goodwill impairment	(144)	-	-	(144)
Balance as of December 31, 2025	-	621	19	640

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 8 – Goodwill and other Intangible assets (Cont.)

The Company operates its business through four reporting segments: (i) fashion e-commerce platform, (ii) SaaS solutions (iii) resale platform and (iv) wholesale. There was a goodwill impairment recognized under the wholesale segment. There was no impairment recognized for SaaS solutions. The company did not check impairment for the resale platform as it did not see any foreseeable changes in the market or performance of the segment since the recent purchase. See Note 16 for additional segment information.

The Company determines the fair value of its reporting units using the income approach. According to the income, the Company uses discounted cash flows to estimate the fair value. Cash flow projections are based on the Company's estimates of revenue growth rates and operating margins, taking into consideration the industry's and market's conditions. The discount rate used is based on the weighted average cost of capital ("WACC"), adjusted for the relevant risk associated with business-specific characteristics.

Goodwill impairment in 2024

During the third quarter of 2024, the Company has experienced sustained decreases in the Company's share price and a decline in actual and forecasted operating results, prompting impairment assessments of goodwill and long-lived assets including definite-lived intangibles.

The Company updated the forecasted future cash flows used in the impairment assessment, including revenues, margin, and capital expenditures to reflect current conditions. Other changes in valuation assumptions included selection of lower revenue growth rates based upon an assessment of current market conditions.

Considering the adverse developments in its businesses which are described above, the Company recorded a goodwill impairment of $631 in the third quarter, which was attributable to the entire remaining goodwill associated with its SaaS solutions segment (level 3 fair value measurement).

The resulting cash flow for the SaaS solutions reporting unit amounts were discounted using the same rate of 25% compared to prior quarters, the Company used revenue growth rate of 4%-32% compared to 15%-70% at December 2023. The Company still assumed a terminal growth rate of 3%.

For the tests performed in September 30, 2024, the resulting cash flow for the Fashion e-commerce platform segment amounts were discounted using a slightly increased rate of 22% compared to 21.5% in prior quarters, The Company used a revenue growth rate of 7.5%-36.5% compared to 12.4%-50% at December 2023. The Company still assumed a terminal growth rate of 3%. No goodwill impairment was recorded for this reporting unit.

The Company performed it annual quantitative assessment as of December 31, 2024 for the Fashion e-commerce platform reporting unit fair value. The estimated fair value of the Fashion e-commerce platform reporting unit exceeded its estimated carrying amount by 5%.

This was based on the following assumptions:

	Fashion e-commerce platform
Discount rate	22.5%
Terminal growth rate	3%
Revenue growth rate	7.5%-65.6%

Goodwill impairment in 2025

During the second quarter of 2025, the Company experienced a triggering event in the reporting period due to sustained decreases in the Company's share price and a decline in actual and forecasted operating results, prompting impairment assessments of goodwill and long-lived assets including definite-lived intangibles.

The table below indicates changes in the most significant inputs to the Company's impairment analysis on each testing date since its last annual test for the Fashion e-commerce platform segment.

	Fashion e-commerce platform
Discount rate	22.5%
Terminal growth rate	3%
Revenue growth rate	7.5%-31.6%

The Company updated the forecasted future cash flows used in the impairment assessment, including revenues and margin to reflect current conditions. Other changes in valuation assumptions included selection of lower revenue growth rates based upon an assessment of current market conditions. As a result of this review, the Company did not identify an impairment to its definite-lived intangible assets or other long-lived assets, but the Company recorded a $144 non-deductible goodwill impairment charge during the second quarter of the year ended December 31, 2025 (level 3 fair value measurement).

No goodwill impairment was recorded for other reporting unit including the new reporting units – resale platform.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 9 - Financial Liabilities

The book value of each of the financial liability categories is an acceptable approximation of fair value.

The financial liability maturities during the five years following the end of the financial year are shown below:

	Until 31-12-26	Until 31-12-27	Until 31-12-28	Until 31-12-29	Until 31-12-30	TOTAL 31-12-24
Debts with credit institutions	94	52	11	-	768	925

Loans in the total amount of $132 (Euro 115) bearing interest between prime to prime +1.5% is due between March 2025 to May 2028.

Loan in the amount of $25 (CHF 21) payable quarterly with interest rate of 1.6% is due on September 2027.

Loan in the amount of $768 (CHF 600) with interest rate of 1.17% is payable on October 1, 2030.

NOTE 10 - RELATED PARTY TRANSACTIONS

A. Balances with related parties:

The following related party payables are included in liability to related parties:

	December 31,	
	2025	2024
Officers (*)	26	70
Other related parties	51	66
Directors	16	15
	93	151

(*) The amount includes the net salary payable.

B. Related parties' benefits:

	Year ended December 31,	
	2025	2024
Salaries and related expenses	1,327	1,344
Share based payments	386	204
Directors	65	60
	1,778	1,608

NOTE 11 - FINANCIAL INSTRUMENTS

The following tables present the Company's significant assets and liabilities that are measured at fair value on recurring basis and their classification within the fair value hierarchy:

	December 31, 2025 Fair value hierarchy		
	Level 1	Level 2	Level 3
Financial assets			
Investment in marketable securities	-	2	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 11 - FINANCIAL INSTRUMENTS (Cont.)

| | December 31, 2024 Fair value hierarchy | | |
	Level 1	Level 2	Level 3
Financial assets			
Investment in marketable securities	-	7	-

The carrying amounts of cash and cash equivalents, restricted cash, short term restricted deposit, accounts receivable, other receivables and prepaid expenses, trade payable and accounts payable approximate their fair value due to the short-term maturities of such instruments.

The recognized profit (loss) and fair value (based on quoted market prices with a discount due to security restrictions on MYCB shares) of the marketable securities at December 31, 2025 and 204 were $5 and $1, respectively.

NOTE 12 - TAXES ON INCOME

a. On December 31, 2025, the Company had U.S. federal net operating loss carryforwards of approximately $39,703 available to reduce future taxable income of which $15,005 will expire from 2026 until 2037 and the remaining amount of $24,698 may be carried forward to offset against future income for an indefinite period of time. Utilization of the U.S. net operating losses may be subject to substantial limitations due to the change of ownership provisions of the Internal Revenue Code of 1986.

My Size, Inc. has final tax assessments through 2020.

The U.S. corporate income tax rate 21%.

b. Foreign tax:

1. Tax rates:

Presented hereunder are the income tax rates relevant to the Company's Israeli subsidiaries:

2025 - 23%
2024 - 23%

Presented hereunder are the income tax rates relevant to the Company's Spanish subsidiaries:

2025 - 24%-25%
2024 - 24%

Presented hereunder are the income tax rates relevant to the Company's Swiss subsidiary:

2025 – 20.5%

2. The Company's Israeli subsidiaries have estimated total available operating loss carryforwards of approximately $79,428 as of December 31, 2025. Of these carryforwards, a total of $46,163 are owned by Topspin Medical (Israel) Ltd. Topspin's operating loss carryforwards may be offset only by future income with respect to the same operational activity by which it was incurred for an indefinite period of time. The other operating loss carryforwards are owned by My Size Israel 2014 Ltd, Orgad, Ro-trade and 10 pecks (the subsidiaries) may be carryforward to offset against future income for an indefinite period of time.

3. Topspin Medical (Israel) Ltd has final tax assessments through 2018 and My Size (Israel) 2014 Ltd has final tax assessments through 2021.

4. The Company has estimated total available operating loss carryforwards in Spain of approximately $3,121 as of December 31, 2025. Naiz and Percentil's operating loss carryforward may be used to offset against future income for an indefinite period of time.

5. The Company has estimated total available operating loss carryforwards in Switzerland of approximately $3,955 as of December 31, 2025. Operating loss carryforward may be used to offset against future income for an indefinite period of time. Most were purchased in acquisition.

6. The company did not pay any taxes during the years ended December 31, 2024 and 2025 in any territory.

c. U.S. and foreign components of loss, before income taxes consisted of:

| | December 31, | |
	2025	2024
U.S	(2,670)	(1,168)
Non-U.S. (foreign)	(3,182)	(2,827)
	(5,852)	(3,995)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 12 - TAXES ON INCOME (Cont.)

d.   Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Operating loss carryforwards	28,170	22,005
Stock-based compensation expense	86	102
Investment in marketable securities	420	419
Capitalized research and development expenses	107	140
Other temporary differences	35	24
Total deferred tax assets	28,818	22,690
Valuation allowance	(28,509)	(22,509)
Net deferred tax assets after valuation allowance	309	181
Deferred tax liabilities:		
Intangible assets	(309)	(181)
Net deferred tax liability	-	-

The following table presents a reconciliation of the beginning and ending valuation allowance:

	December 31,	
	2025	2024
Balance at beginning of the year	22,509	21,663
Additions in valuation allowance to the income statement	1,289	795
Additions in valuation allowance due to exchange rate foreign currency translation differences	1,877	51
Addition in return to provision	2,179	-
Additions in valuation allowance due to business combination	655	-
Balance at end of the year	(28,509)	(22,509)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 12 - TAXES ON INCOME (Cont.)

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance to reduce deferred tax assets to the amount supported by future reversals of existing taxable temporary differences at December 31, 2025 and 2024.

e.   Theoretical tax

The following presents the adjustment between the theoretical income tax benefit that would result from applying the U.S. federal statutory income tax rate to loss before income taxes amount and the reported income tax benefit included in the financial statements:

	December 31,
	2024
Loss before income taxes	3,995
Statutory income tax rate	21%
Computed "expected" income tax benefit	839
Foreign tax rate differences	60
Exchange rate differences	6
Nondeductible expenses	42
Impairment of goodwill	(152)
Change in valuation allowance	(795)
Income tax benefit	-

	December 31,	
	2025	2025
Loss before income taxes	5,852	
Statutory income tax rate	21%	
Income taxes computed at the federal statutory rate	1,229	
Domestic tax:		
Nondeductible Share based payment	(24)	(*)%
Change in valuation allowance	(537)	(9)%
Israel:		
Isarel tax rate differences	41	1%
Exchange rate differences in Israel	36	1%
Impairment of goodwill Israel	(33)	(1)%
Change in valuation allowance in Israel	(475)	(8)%
Spain:		
Nondeductible Share based payment	(2)	(*)%
Tax rate differences	36	1%
Exchange rate differences	7	*%
Change in valuation allowance	(260)	(4)%
Other:		
Change in valuation allowance and other	(18)	*%
Income tax benefit	-	-%

*less than 1%.

The entire income tax benefit is a deferred tax benefit.

NOTE 13 - SHAREHOLDERS' EQUITY

a.   Common stock confers upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.   On January 21, 2025, the Company entered into an At The Market Offering Agreement (the "Offering Agreement"), with H.C. Wainwright & Co., LLC ("Wainwright"), pursuant to which the Company may offer and sell, from time to time through Wainwright shares of the Company's common stock having an aggregate offering price of up to $4.1 million. The Company is not obligated to make any sales of the shares under the Offering Agreement. The offering of shares pursuant to the Offering Agreement will terminate upon the earliest of (a) the sale of all of the shares subject to the Offering Agreement and (b) the termination of the Offering Agreement by Wainwright or the Company, as permitted therein. The Company agreed to pay to Wainwright a cash commission of 3% of the gross sales price of any Common Stock sold under the Offering Agreement. As of December 31, 2025, the Company sold 1,833,532 shares pursuant to the Offering Agreement for aggregate gross proceeds of approximately $3,391 ($3,130 net). Prepaid legal costs are classified as other non-current assets in the balance sheet.

c.   On April 19, 2024, the Company effected a one-for-eight reverse stock split of its common stock (the "Reverse Stock Split") with the Company's shares beginning trading on a post-split basis on the Nasdaq Capital Market on April 23, 2024. Upon the effectiveness of the Reverse Stock Split, every eight shares of the Company's issued and outstanding common stock was automatically converted into one share of common stock, without any change in the par value per share. In addition, a proportionate adjustment was made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders to purchase common stock. Any fraction of a share of common stock that would otherwise have resulted from the Reverse Stock Split was rounded up to the next whole number. All the per-share data was adjusted to give retroactive effect of 1:8 reverse stock split effected in April 2024.

d.   On August 24, 2023, the Company entered into an inducement offer letter agreement (the "2023 Inducement Letter") with a certain holder of certain of the Company's existing warrants to purchase up to (i) 1,963,994 shares of the Company's common stock issued on January 12, 2023 at an exercise price of $2.805 per share (the "January 2023 Warrants"), (ii) 6,864 shares of the Company's common stock issued on January 17, 2020 at an exercise price of $94.00 per share (the "January 2020 Warrants"), and (ii) 47,153 shares of the Company's common stock issued on October 28, 2021 at an exercise price of $31.50 per share, having terms ranging from 28 months to five and one-half years (the "October 2021 Warrants" and together with the January 2023 Warrants and the January 2020 Warrants, the "2023 Existing Warrants"). Pursuant to the 2023 Inducement Letter, the holder agreed to exercise for cash its 2023 Existing Warrants to purchase an aggregate of 2,018,012 shares of the Company's common stock at a reduced exercise price of $2.09 per share in consideration of the Company's agreement to issue new common stock purchase warrants to purchase up to an aggregate of 5,367,912 shares of the Company's common stock at an exercise price of $2.09 per share. The Company received aggregate gross proceeds of approximately $4.2 million from the exercise of the 2023 Existing Warrants by the holder, before deducting placement agent fees and other offering expenses payable by the Company. The net proceeds were approximately $3.6 million. As of December 31, 2024, the Company issued to the holder all of the exercised shares.

e. On May 16, 2024, the Company entered into an inducement offer letter agreement (the "2024 Inducement Letter") with a certain holder of certain of the Company's existing warrants to purchase up to (i) 326,514 shares of the Company's common stock issued on August 28, 2023 with a twenty-eight month term at an exercise price of $16.72 per share, and (ii) 344,475 shares of the Company's common stock issued on August 28, 2023 with a five and one-half year term at an exercise price of $16.72 per share, ((i) and (ii) collectively, the "2024 Existing Warrants).

Pursuant to the 2024 Inducement Letter, the holder agreed to exercise for cash its 2024 Existing Warrants to purchase an aggregate of 670,989 shares of the Company's common stock at a reduced exercise price of $4.86 per share in consideration of the Company's agreement to issue new common stock purchase warrants to purchase up to an aggregate of 1,341,978 shares of the Company's common stock, at an exercise price of $4.61 per share. The Company received aggregate gross proceeds of approximately $3.26 million from the exercise of the 2024 Existing Warrants by the Holder, before deducting placement agent fees and other offering expenses payable by the Company. As of December 31, 2024, the Company issued to the holder all of the shares exercised.

On December 27, 2024, the holder exercised warrants to purchase 653,028 shares of common stock of the Company resulting in gross proceeds of approximately $3.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (Cont.)

c. A summary of the warrant activity during the years ended December 31, 2025 and 2024 is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding, December 31, 2023	730,536	27.28	3.75
Issued	1,413,947	-	-
Expired or exercised	(1,328,639)	-	-
Outstanding, December 31, 2024	815,844	13.93	4.65
Issued	198,000	1.62	
Expired or exercised	(8,782)	221.26	4.92
Outstanding, December 31, 2025	1,005,062	9.69	3.93
Exercisable, December 31, 2025	977,062	9.87	3.91

NOTE 14 - STOCK BASED COMPENSATION

The stock-based expense recognized in the financial statements for services received is related to cost of goods, research and development, sales and marketing and general and administrative expenses as shown in the following table:

	Year ended December 31,	
	2025	**2024**
Stock-based compensation expense - Research and development	60	59
Stock-based compensation expense - Sales and marketing	2	46
Stock-based compensation expense - General and administrative	455	285
	517	390

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14 - STOCK BASED COMPENSATION (Cont.)

Stock Option Plan for Employees:

The total number of shares of common stock which may be granted to directors, officers and employees under the 2017 Equity Incentive Plan (the "Plan"), is limited to 756,691 shares. In addition, in September 2025, the Company's stockholders approved an amendment to the Plan to adopt an evergreen provision such that, beginning on January 1, 2026 and ending on and including January 1, 2029, the share reserve under the Plan will be automatically increased by a number of shares of the Company's common stock equal to the lesser of (A) 5% of the aggregate number of shares of the Company's common stock outstanding on the final day of the immediately preceding calendar year or (B) such smaller number of shares as is determined by the Company's board of directors.

On February 14, 2024, the Compensation Committee of the Company granted restricted common stock awards under the Company's 2017 Equity Incentive Plan to Ronen Luzon, Or Kless (former Chief Financial Officer) and Billy Pardo, pursuant to which they were issued 37,500 restricted shares, 18,750 restricted shares and 18,750 restricted shares, respectively. The restricted shares shall vest in three equal installments on January 1, 2025, January 1, 2026 and January 1, 2027, conditioned upon continuous employment with the Company and subject to accelerated vesting upon a change in control of the Company. On the same day, the Company granted a total of 10,000 restricted stock units ("RSUs") to its directors that will vest on January 1, 2025 and five-years options to purchase up to 6,875 shares of common stock to other employees of the Company at an exercise price of $3.832 per share. The option vesting period is over three years in three equal portions from the vesting commencement date.

The compensation cost resulting from the grant is approximately $314 and is expected to be recognized over a period of 3 years.

On June 4, 2025, the compensation committee of the Company's board of directors reduced the exercise price of outstanding options granted under the Plan of certain employees, officers and directors of the Company for the purchase of an aggregate of 13,926 shares of common stock (with exercise prices ranging from $3.832 to $8.72 per share) to $1.28 per share, which was the closing price for the Company's common stock on June 4, 2025 (the "Option Repricing"). No options were exercised. In connection with the Option Repricing, the Company accelerated the vesting options held by the Company's former chief financial officer and the Company recorded one-time expenses of $6 and $17.

On December 15, 2025, the Compensation Committee of the Company granted restricted common stock awards under the Company's 2017 Equity Incentive Plan to Officers of the company employees and directors. pursuant to which they were issued 515,000 restricted shares collectively. The restricted shares shall vest based on high level performance and or retention.

The compensation cost resulting from the grant is approximately $453 and is expected to be recognized over a period of 3 years.

The fair value of each option award is estimated on the date of grant using the Binomial option-pricing model that used the weighted average assumptions in the following table. The risk free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. 2024 Grants

	2024 Grants
Dividend yield	0%
Expected volatility	86.22%
Risk-free interest	4.3%
Contractual term	2.0-2.8

	2025 Repricing
Dividend yield	0%
Expected volatility	135.6-211.3%
Risk-free interest	4.0-4.2%
Contractual term	0.18-1.70

There were 515,000 shares of restricted common stock or RSUs granted during the year-ended December 31, 2025, compared to an aggregate of 91,875 options, shares of restricted common stock and RSUs granted during year-ended December 31,2 2024, under the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14 - STOCK BASED COMPENSATION (Cont.)

As of December 31, 2025, there was a total of $186 unrecognized compensation cost relating to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 0.8 years.

Share option activity during 2025 is as follows:

	2025	
	Number of options	Weighted average exercise price US$
Outstanding at January 1	13,926	6.97
Granted	-	
Exercised	-	
Expired	(2,550)	8.72
Outstanding at year end	11,376	6.57
Vested at year end	5,917	7.34

Share option activity during 2024 is as follows:

	2024	
	Number of options	Weighted average Exercise price US$
Outstanding at January 1	13,832	8.88
Granted	6,875	3.832
Exercised	-	-
Expired	(6,781)	-
Outstanding at year end	13,926	6.97
Vested at year end	7,926	8.72

During the year ended December 31,2025 and 2024, no option was exercised.

Options issued to consultants

In July 2023, the Company entered into a six month agreement (the "Consultant Agreement") with a consultant (the "Consultant") to provide services to the Company, including assisting the Company to promote, market and sell the Company's technology to potential customers and make strategic introductions and inquiries with interested parties in the financial community. Pursuant to the Consultant Agreement and in partial consideration for such consulting services, the Company issued to the Consultant (i) 5,000 shares of restricted common stock of the Company, (ii) a warrant to purchase 12,500 shares of common stock at an exercise price of $4.00 per share and exercisable for a term of 36 months from the date of issuance, and (iii) a warrant to purchase 12,500 shares of common stock at an exercise price of $6.00 per share and exercisable for a term of 36 months from the date of issuance.

The issuance was approved by the Company's board of directors in February 2024.

During the year ended December 31, 2025, and 2024, the Company recorded $0 and $71, respectively, as stock-based equity awards with respect to the Consultant.

Warrant issued in connection with the acquisition of ShoeSizeMe

Pursuant to the Purchase Agreement, the Company issued a key employee of ShoeSizeMe a warrant (the "Warrant") to purchase up to 28,000 shares of the Company's common stock (such shares of common stock underlying the Warrant, the "Warrant Shares"). The Warrant provides for a tiered exercise structure, with (i) 10,000 Warrant Shares exercisable at $2.00 per Warrant Share, (ii) 6,000 Warrant Shares exercisable at $3.00 per Warrant Share, (iii) 5,000 Warrant Shares exercisable at $4.00 per Warrant Share, (iv) 4,000 Warrant Shares exercisable at $5.00 per Warrant Share, and (v) 3,000 Warrant Shares exercisable at $6.00 per Warrant Share

The Warrant is subject to vesting upon satisfaction of certain service-based, financial performance and integration milestones, as follows:

● Continuing Service Milestone: 50% of the Warrant shall vest and become exercisable on the 12-month anniversary of the issuance date of the Warrant, provided that the Warrant holder shall have been continuously providing services to the Company through such 12-month anniversary.

● Financial Result Milestone: The vesting of up to 25% of the Warrant is contingent on ShoeSizeMe's gross revenue for the 12-month period following the closing date (beginning September 1, 2025) compared to the 12-month period ended August 31, 2025 (the prior-year revenue) as follows: (i) the entire 25% of the Warrant shall vest and become exercisable if ShoeSizeMe's post-closing revenue is equal to or greater than 95% of the prior-year revenue, (ii) 12.5% of the Warrant (or 50% of the portion the Warrant subject to the vesting terms in connection with the Financial Result Milestone) shall vest and become exercisable if ShoeSizeMe's post-closing revenue is equal to or greater than 80% but less than 95% of the prior-year revenue; and (iii) no portion of the Warrant subject to the vesting terms in connection with the Financial Result Milestone shall vest if ShoeSizeMe's post-closing revenue is less than 80% of the prior-year revenue.

● Integration Milestone: The vesting of 25% of the Warrant is contingent on the completion of the full integration (as determined by the Company at its reasonable discretion) of ShoeSizeMe into the Company's wholly-owned subsidiary, Naiz Bespoke Technologies, S.L., by March 31, 2026.

The award is a share-based payment accounted for under ASC 718, with vesting contingent upon continued service and the achievement of specific non-market performance and integration conditions. The grant-date fair value was measured using an option-pricing model and remains fixed for the duration of the award. In accordance with ASC 718, compensation expense is recognized only when it is deemed probable that the performance conditions will be achieved. As of December 31, 2025, management has determined that the achievement of these conditions is probable; accordingly, the grant-date fair value is being recognized as an expense over the requisite service period. The award is classified as equity, as it will be settled in a fixed number of shares with a fixed exercise price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15- CONTINGENCIES AND COMMITMENTS

In July 2024, the Company was served with a legal complaint filed by Shimon Shukron in the Magistrate's Court in Herzliya (the "Court") for a monetary award in an amount of NIS 1,895,345 (approximately $510). The plaintiff alleges that due to the fire that broke out at Orgad's warehouse in January 2023, the fire spread to the plaintiff's business and caused heavy damage to the structure and contents, inventory of the business and loss of profits. The Company filed its statement of defense in September 2024. At this preliminary stage, the plaintiff did not provide sufficient documents to support his claims regarding the extent of the alleged damage. In June 2025, the Court appointed a third party appraiser to assess the damages. The Company evaluates the claim at a sum of NIS 325,000 (approximately $102), at this stage add and is recorded under current liabilities in the consolidated balance sheet.

Note 16– OPERATING SEGMENTS

The Company has the following four segments: (i) Fashion e-commerce platform, (ii) SaaS solutions, (iii) resale platform for apparel and (iv) wholesaling of footwear . This realignment reflects the way resources are allocated, and performance is assessed by the Chief Operating Decision Maker. The Fashion e-commerce platform which represents Orgad's activity that was acquired by the Company in 2022, mainly operates on Amazon. The SaaS based innovative artificial intelligence driven measurement solutions, or SaaS Solutions operating segment consists of the Company and certain of its subsidiaries, My Size Israel, My Size LLC, Naiz and ShoeSizeMe (purchased in September 2025, see note 6). The resale platform currently operates as a separate segment under New Percentil following the closing of the Acquisition in May 2025. The other segment currently operates under Ten Peacks.

The CODM reviews total operating expenses and consolidated net loss to assess performance, forecast future financial results, and allocate resources. In assessing the Company's financial performance and making strategic decisions, the CODM regularly reviews segment operational loss and operating expenses by function. This includes a review of budget versus actual expenses and cost of goods, sales and marketing salaries, and other segment expenses. For the Fashion e-commerce platform operating segment, the CODM also reviews gross profit and Amazon fees. For the SaaS Solutions operating segment, the CODM also reviews research and development expenses.

Revenue, costs of goods and other costs and expenses are generally directly attributed to the segments. These expenses include research and development-related expenses, costs of Amazon fees, cost of goods, and legal-related costs. Indirect costs are allocated to segments based on a reasonable allocation methodology, when such costs are significant to the performance measures of the operating segments. Indirect operating expenses, such as insurance, legal, and audit services, are mostly allocated based on revenues, most of which is allocated to the Fashion e-commerce platform segment.

Information related to the operations of the Company's reportable operating segments is set forth below:

	Fashion e-commerce platform	SaaS Solutions	Resale Platform	Other	Total
As of the year ended December 31, 2025					
Revenues from external customers	7,739	713	795	115	9,362
Cost of revenues	(5,957)	(68)	(281)	(55)	(6,361)
Research and development expenses	(54)	(543)	-	-	(597)
Amazon fees	(1,867)	-	-	-	(1,867)
Sales and marketing Salaries	(114)	(196)	(142)	(85)	(537)
Impairment of goodwill	(144)	-	-	-	(144)
Other Segment Items (*)	(3,488)	(1,231)	(848)	(29)	(5,596)
Segment loss	(3,885)	(1,325)	(476)	(54)	(5,740)
Reconciliation of Profit or Loss					
Financial income, (expense) net					(112)
Loss before income taxes					(5,852)
Significant non-cash items:					
Impairment of goodwill	(144)	-	-	-	(144)
Amortization	(9)	(216)	(154)	-	(379)
Share based payments	(465)	(53)	-	-	(518)

(*) Other segments items include shared based payments, rent and related expenses, professional services, insurance and other expenses.

	Fashion e-commerce platform	SaaS Solutions	Resale Platform	Other	Total
As of December 31, 2025					
Assets	6,733	2,455	626	390	10,204

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

Note 16– OPERATING SEGMENTS (Cont.)

	Fashion e-commerce platform	SaaS Solutions	Total
As of the year ended December 31, 2024			
Revenues from external customers	7,528	729	8,257
Cost of revenues	(4,866)	(68)	(4,934)
Research and development expenses	-	(429)	(429)
Amazon fees	(2,094)	-	(2,094)
Sales and marketing Salaries	(137)	(415)	(552)
Impairment of goodwill	-	(631)	(631)
Other Segment Items (*)	(2,493)	(1,068)	(3,561)
Segment loss	(2,062)	(1,882)	(3,944)
Reconciliation of Profit or Loss			
Financial income (expense), net			(51)
Loss before income taxes			(3,995)
Significant non-cash items:			
Amortization (**)	(109)	(185)	(294)
Other Income (***)	275	-	275
Impairment of goodwill (**)	-	(631)	(631)
Share based payments	(256)	(134)	(390)

(*) Other segments items include shared based payments, rent and related expenses, professional services, insurance and other expenses.

	Fashion e-commerce platform	SaaS Solutions
As of December 31, 2024		
Assets	8,066	1,993

NOTE 17 – OTHER PAYABLES

Other payables under current liabilities in the consolidated balance sheets consisted of the following:

	December 31, 2025	December 31, 2024
Accrued expenses	215	268
Government authorities	26	-
Deferred revenue	72	86
Provision for returns	158	164
Conditional commitments	25	-
Other current liabilities	950	121
Other payables	$ 1,446	$ 639

Exhibit 10.42

RESTRICTED STOCK AWARD AGREEMENT

MY SIZE, INC.

2017 EQUITY INCENTIVE PLAN

1. <u>Grant of Award</u>. Pursuant to the My Size, Inc. 2017 Equity Incentive Plan, and the Israel Grantees Sub-plan thereto (together the "***Plan***") for key employees, key contractors, and outside directors of My Size, Inc., a Delaware corporation (the "***Company***"), and its Subsidiaries (collectively, the "***Group***") and in consideration of your service to the Company,

[___]
(the "***Participant***")

has been granted a Restricted Stock Award (the "***Award***") in accordance with Section 9(a) of the Plan. The number of shares of Common Shares awarded under this Restricted Stock Award Agreement (this "***Agreement***") is [__] shares (the "***Awarded Shares***"). The "***Date of Grant***" of this Award [__]. To receive this Award, the Participant must sign this Agreement and return it to the Company by [__]. By signing this Agreement, the Participant agrees to be bound by the terms and conditions herein, the Plan and any and all conditions established by the Company in connection with Awards issued under the Plan, and the Participant further acknowledges and agrees that this Award does not confer any legal or equitable right (other than those rights constituting the Award itself) against the Company directly or indirectly, or give rise to any cause of action at law or in equity against the Company. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Plan.

2. <u>Subject to Plan</u>. This Agreement is subject to the terms and conditions of the Plan, and the terms of the Plan shall control to the extent not otherwise inconsistent with the provisions of this Agreement. To the extent the terms of the Plan are inconsistent with the provisions of this Agreement, this Agreement shall control. The capitalized terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. This Agreement is subject to any rules promulgated pursuant to the Plan by the Administrator and communicated to the Participant in writing.

3. <u>Vesting</u>. Except as specifically provided in this Agreement and subject to certain restrictions and conditions set forth in the Plan, the Awarded Shares shall vest as follows (in each case, provided that the Participant has continuously provided services to the Group as an employee through that date): [__]

4. <u>Forfeiture of Awarded Shares</u>. Awarded Shares that are not vested in accordance with <u>Section 3</u> shall be forfeited on the date of the Participant's Termination of Service with the Group (the "***Termination Date***"). Upon forfeiture, all of the Participant's rights with respect to the forfeited Awarded Shares shall cease and terminate, without any further obligations on the part of the Company or the Group.

5. <u>Restrictions on Awarded Shares</u>. Subject to the provisions of the Plan and the terms of this Agreement, from the Date of Grant until the date the Awarded Shares are vested in accordance with <u>Section 3</u> and are no longer subject to forfeiture in accordance with <u>Section 4</u> (the "***Restriction Period***"), the Participant shall not be permitted to sell, transfer, pledge, or assign any of the Awarded Shares or to grant any right thereto. Except for these limitations, the Administrator may in its sole discretion, remove any or all of the restrictions on such Awarded Shares whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date of this Agreement, such action is appropriate.

6. Legend. Awarded Shares electronically registered in a Participant's name or a trustee's name for the benefit of the Participant shall note that such shares are Restricted Stock. If certificates for Awarded Shares are issued, the following legend shall be placed on all such certificates:

On the face of the certificate:

"Transfer of this stock is restricted in accordance with conditions printed on the reverse of this certificate."

On the reverse:

"The shares of stock evidenced by this certificate are subject to and transferable only in accordance with that certain My Size, Inc. 2017 Equity Incentive Plan, a copy of which is on file at the principal office of the Company in Tel-Aviv, Israel and that certain Restricted Stock Award Agreement dated as of [__], by and between the Company and [__]. No transfer or pledge of the shares evidenced hereby may be made except in accordance with and subject to the provisions of said Plan and Award Agreement. By acceptance of this certificate, any holder, transferee or pledgee hereof agrees to be bound by all of the provisions of said Plan and Award Agreement."

The following legend shall be inserted on a certificate, if issued, evidencing Common Shares issued under the Plan if the shares were not issued in a transaction registered under the applicable federal and state securities laws:

"Shares of stock represented by this certificate have been acquired by the holder for investment and not for resale, transfer or distribution, have been issued pursuant to exemptions from the registration requirements of applicable state and federal securities laws, and may not be offered for sale, sold or transferred other than pursuant to effective registration under such laws, or in transactions otherwise in compliance with such laws, and upon evidence satisfactory to the Company of compliance with such laws, as to which the Company may rely upon an opinion of counsel satisfactory to the Company."

All Awarded Shares owned by the Participant or registered in the trustee's name for the benefit of the Participant shall be subject to the terms of this Agreement and shall be represented by a certificate or certificates bearing the foregoing legend.

7. [Reserved]

8. Delivery of Certificates. Subject to other provisions of the Plan, including those of the Israeli Plan regarding the Israeli tax laws applicable to the Awarded Shares being Approved 102 Incentives, the Company shall deliver certificates for the Awarded Shares free of restriction under this Agreement promptly after, and only after, the Restriction Period has expired without forfeiture pursuant to Section 5. In connection with the issuance of a certificate for Restricted Stock, the Participant shall endorse such certificate in blank or execute a stock power in a form satisfactory to the Company in blank and deliver such certificate and executed stock power to the Company.

9. Clawback. Notwithstanding Section 3, if the Participant is an executive officer (as defined under U.S. Securities and Exchange Commission rules) of the Company at any time after the Date of Grant and the Company is required to restate its financial statements, then the Committee may, in its sole and absolute discretion, at any time within two years following such restatement, require the Participant to, and the Participant shall immediately upon notice of such Committee determination, return to the Company any Awarded Shares and pay to the Company in cash the amount of any proceeds received by the Participant from the disposition or transfer of, and any dividends or other distributions of cash or property received by the Participant with respect to, any Awarded Shares, in each case during the period commencing two years before the beginning of the restated financial period and ending on the date of such Committee determination. In addition, any portion of the Awarded Shares that is not vested or has not been exercised by the Participant on the date that the Committee makes such determination shall be immediately and irrevocably forfeited. The Committee shall have the authority and discretion to make any determination regarding the specific implementation of this Section 9 with respect to the Participant. In addition to this Section 9, this Agreement, the Awarded Shares shall be fully subject to the terms and conditions of any "clawback" or compensation recovery policy that may later be adopted by the Company in its discretion or imposed under Applicable Laws, each as may be amended and in effect from time to time.

10. <u>Rights of a Stockholder</u>. Except as provided in <u>Sections 5</u> and <u>6</u> above and the provisions of the Israeli Plan regarding the Israeli tax laws applicable to the Awarded Shares being Approved 102 Incentives, the Participant shall have, with respect to his Awarded Shares, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon. Without derogating from Section 7(c) above and subject to any law, any stock dividends paid with respect to Awarded Shares shall at all times be treated as Awarded Shares and shall be subject to all restrictions placed on Awarded Shares.

11. <u>Adjustment to Number of Awarded Shares</u>. The number of Awarded Shares shall be subject to adjustment in accordance with <u>Section 12</u> of the Plan.

12. <u>Participant's Representations</u>. Notwithstanding any of the provisions hereof, the Participant hereby agrees that he or she will not acquire any Awarded Shares, and that the Company will not be obligated to issue any Awarded Shares to the Participant hereunder, if the issuance of such shares shall constitute a violation by the Participant or the Company of any provision of any law or regulation of any governmental authority. Any determination in this connection by the Company shall be final, binding, and conclusive. The rights and obligations of the Company and the rights and obligations of the Participant are subject to all Applicable Laws, rules, and regulations.

13. <u>Participant's Acknowledgments</u>.

a. The Participant acknowledges that copies of the Plan and the agreement between the Company and the Trustee have been made available for his or her review by the Company, and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Award subject to all the terms and provisions thereof.

b. The Participant hereby agrees to accept as binding, conclusive, and final all decisions or interpretations of the Administrator, as appropriate, upon any questions arising under the Plan or this Agreement.

14. <u>Law Governing</u>. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of New York (excluding any conflict of laws rule or principle of New York law that might refer the governance, construction, or interpretation of this Agreement to the laws of another state).

15. <u>No Right to Continue Service or Employment</u>. Nothing herein shall be construed to confer upon the Participant the right to continue in the employ or to provide services to the Company or the Group, whether as an employee, or interfere with or restrict in any way the right of the Company or the Group to discharge the Participant as an employee at any time.

16. <u>Legal Construction</u>. In the event that any one or more of the terms, provisions, or agreements that are contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect for any reason, the invalid, illegal, or unenforceable term, provision, or agreement shall not affect any other term, provision, or agreement that is contained in this Agreement and this Agreement shall be construed in all respects as if the invalid, illegal, or unenforceable term, provision, or agreement had never been contained herein.

17. <u>Covenants and Agreements as Independent Agreements</u>. Each of the covenants and agreements that is set forth in this Agreement shall be construed as a covenant and agreement independent of any other provision of this Agreement. The existence of any claim or cause of action of the Participant against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants and agreements that are set forth in this Agreement.

18. <u>Entire Agreement</u>. This Agreement together with the Plan supersede any and all other prior understandings and agreements, either oral or in writing, between the parties with respect to the subject matter hereof and constitute the sole and only agreements between the parties with respect to the said subject matter. All prior negotiations and agreements between the parties with respect to the subject matter hereof are merged into this Agreement. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party or by anyone acting on behalf of any party, which are not embodied in this Agreement or the Plan and that any agreement, statement or promise that is not contained in this Agreement or the Plan shall not be valid or binding or of any force or effect.

19. <u>Parties Bound</u>. The terms, provisions, and agreements that are contained in this Agreement shall apply to, be binding upon, and inure to the benefit of the parties and their respective heirs, executors, administrators, legal representatives, and permitted successors and assigns, subject to the limitation on assignment expressly set forth herein. No person shall be permitted to acquire any Awarded Shares without first executing and delivering an agreement in the form satisfactory to the Company making such person or entity subject to the restrictions on transfer contained herein.

20. <u>Modification</u>. The Company may amend or modify this Award in any manner to the extent that the Company would have had the authority under the Plan initially to grant such Award, provided that no such amendment or modification shall materially and adversely impair the Participant's rights under this Agreement without the Participant's written consent. Other than as provided in the preceding sentence, this Agreement may be amended, modified or supplemented only by an instrument in writing signed by both parties hereto.

21. <u>Headings</u>. The headings that are used in this Agreement are used for reference and convenience purposes only and do not constitute substantive matters to be considered in construing the terms and provisions of this Agreement.

22. <u>Gender and Number</u>. Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

23. <u>Notice</u>. Any notice required or permitted to be delivered hereunder shall be deemed to be delivered only when actually received by the Company or by the Participant, as the case may be, at the addresses set forth below, or at such other addresses as they have theretofore specified by written notice delivered in accordance herewith:

      a. Notice to the Company shall be addressed and delivered as follows:

> My Size, Inc.
> HaNegev 4
> POB 1026
> Airport City, Israel 7019900
> Attn: Oren Elmaliah

      b. Notice to the Participant shall be addressed and delivered as set forth on the signature page.

24. <u>Tax Requirements</u>. **The Participant is hereby advised to consult immediately with his or her own tax advisor regarding the tax consequences of this Agreement.** Notwithstanding anything to the contrary, the Company shall be under no duty to ensure, and no representation or commitment is made, that the Restricted Stock Award qualify or will qualify under any particular tax treatment (such as Section 102(b) or any other treatment), nor shall the Company be required to take any action for the qualification of any Restricted Stock Award under such tax treatment. If the Participant do not qualify under any particular tax treatment it could result in adverse tax consequences to the Participant. By signing below, the Participant agrees that the Company and its respective employees, directors, officers and shareholders shall not be liable for any tax, penalty, interest or cost incurred by the Participant as a result of such determination, nor will any of them have any liability of any kind or nature in the event that, for any reason whatsoever, a Restricted Stock Award does not qualify for any particular tax treatment. The Company or, if applicable, any Subsidiary (for purposes of this <u>Section 24</u>, the term "***Company***" shall be deemed to include any applicable Subsidiary), shall have the right to deduct from all amounts paid in cash or other form in connection with the Plan, any federal, state, local, or other taxes required by the Israeli law and other applicable laws to be withheld in connection with this Award. The Participant may elect to have the Company withhold an additional amount up to the maximum statutory amount in accordance with Company procedures, provided such withholding does not trigger liability accounting under applicable accounting rules. The Company may, in its sole discretion, also require the Participant receiving shares of Common Shares issued under the Plan to pay the Company the amount of any taxes that the Company is required to withhold in connection with the Participant's income arising with respect to this Award. Such payments shall be required to be made when requested by Company and may be required to be made prior to the delivery of any certificate representing shares of Common Shares. Such payment may be made by (i) the delivery of cash to the Company in an amount that equals or exceeds (to avoid the issuance of fractional shares under (iii) below) the required tax withholding obligations of the Company; (ii) if the Company, in its sole discretion, so consents in writing, the actual delivery by the Participant to the Company of shares of Common Shares that the Participant has not acquired from the Company within six (6) months prior thereto, which shares so delivered have an aggregate Fair Market Value that equals or exceeds (to avoid the issuance of fractional shares under (iii) below) the required tax withholding payment; (iii) if the Company, in its sole discretion, so consents in writing, the Company's withholding of a number of shares to be delivered upon the vesting of this Award, which shares so withheld have an aggregate Fair Market Value that equals (but does not exceed) the required tax withholding payment; or (iv) any combination of (i), (ii), or (iii). The Company may, in its sole discretion, withhold any such taxes from any other cash remuneration otherwise paid by the Company to the Participant.

* * * * * * * * * *

[*Remainder of Page Intentionally Left Blank.*
Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and the Participant, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement, as of the date specified in <u>Section 1</u> hereof.

COMPANY:

MY SIZE, INC.

By: _____
Name:
Title:

PARTICIPANT: [__]

_____
Signature

Name:

Address: _____

_____

Date of Signature

_____

Exhibit 10.43

co

	EXECUTIVE DIRECTOR AGREEMENT In Donostia - San Sebastian, on 1st of June , 2025		CONTRATO DE CONSEJERO EJECUTIVO En Donostia - San Sebastián, a 1 de Junio de 2025
	BETWEEN		**REUNIDOS**
	ON ONE PART, MrRonen Luzon, for and on behalf of the company **NAIZ BESPOKE TECHNLOGIES, S.L.** (hereinafter referred as the "**Company**"), with registered office at Paseo Mikeletegi 83, San Sebastian, 20009 Gipuzkoa and with CIF B-75171066, acting by virtue of the special power of attorney granted in his favour by the Board of the Directors of the Company on ***.		**DE UNA PARTE**, D./Dª. Ronen Luzon, actuando en nombre y representación de la sociedad **NAIZ BESPOKE TECHNLOGIES, S.L.** (en adelante, la "**Sociedad**") con domicilio social en Paseo Mikeletegi 83, San Sebastian, 20009 Gipuzkoa y con CIF B-75171066, en virtud del poder especial otorgado en su favor por el Consejo de Administración de la Sociedad, en fecha ***.
	ON THE OTHER PART, Mr. **BORJA CEMBRERO SARALEGUI**, domiciled at C/ San Martin 50, 6º Izquierda, Donostia – San Sebastián, 20007, Gipuzkoa (hereinafter "**Mr. Cembrero**" or "the **Executive Director**"), holder of ID number 72515006-P, acting in his own name and behalf.		**DE OTRA PARTE**, D. **BORJA CEMBRERO SARALEGUI**, con domicilio en C/ San Martin 50, 6º Izquierda, Donostia – San Sebastián, 20007, Gipuzkoa (en adelante, "**Sr. Cembrero**" o "**Consejero Ejecutivo**"), provisto del DNI número 72515006-P, actuando en su propio nombre y derecho
	The Company and Mr. Cembrero shall be jointly referred to as the "**Parties**", and each of them separately and whenever appropriate as the "**Party**".		La Compañía y el Sr. Cembrero serán referidos conjuntamente como las "**Partes**", y cada uno de ellos por separado y siempre que sea apropiado como la "**Parte**".
	The Parties mutually acknowledge to have sufficient legal capacity and, accordingly, execute this update to the Executive Director Agreement (hereinafter referred as the "**Contract**") in accordance with the provisions of art249 of the Royal Legislative Decree 1/2010 of 2 July, approving the revised text of the Companies Act.		Las Partes reconocen mutuamente que cuentan con la capacidad legal suficiente y, en consecuencia, proceden a otorgar la presente actualización al Contrato de Consejero Ejecutivo (en adelante el "**Contrato**") con sujeción a las disposiciones del art. 249 del Real Decreto Legislativo 1/2010, de 2 de julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital.

	WHEREAS		**EXPONEN**
	Whereas Mr. Cembrero has been providing services as Executive Director of the Company pursuant to an agreement dated September 10th 2020 whose contents, including its amendments are known by the Parties.		Que el Sr. Cembrero ha estado prestando servicios como Consejero Ejecutivo de la Sociedad en virtud de un contrato de fecha 10 de septiembre de 2020 cuyo contenido, así como el de sus modificaciones, es conocido por las Partes.
	Whereas on May 30th the company has appointed Mr. Cembrero as Chief Growth Officer for MySize Inc, sole owner of Naiz Fit, while maintaining Mr. Cembrero as Executive Director at Naiz Fit.		Que en fecha 30 de Mayo, se ha nombrado al Sr. Cembrero como Chief Growth Officer de MySize Inc, único socio de Naiz Fit, siendo voluntad del socio único mantener al Sr. Cembrero como Consejero Ejecutivo de Naiz Fit.
	Whereas the Parties have decided to update the existing professional relationship that Mr. Cembrero has with the Company with a new contract.		Que las Partes han decidido actualizar la relación profesional que el Sr. Cembrero venía manteniendo con la Sociedad con un nuevo contrato que regirá la relación de prestación de servicios entre el Consejero Ejecutivo y la Sociedad
	Whereas this contract is entered into for the purposes and in accordance with the provisions of art. 249 of Royal Legislative Decree 1/2010 of 2 July, approving the revised text of the Companies Act.		Que el presente contrato se suscribe a los efectos y de conformidad con lo previsto en el art. 249 del Real Decreto Legislativo 1/2010, de 2 de julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital.
	That considering the foregoing, the Parties hereto enter into this Agreement, which shall be governed by the following		Que a la luz de todo lo anterior, las partes suscriben el presente Contrato, que se regirá con arreglo a lo previsto en las siguientes
	TERMS		**CLÁUSULAS**
1.	**COMMENCEMENT DATE AND TERM OF THE CONTRACT**	1.	**FECHA DE ENTRADA EN VIGOR Y DURACIÓN DEL CONTRATO**

	This Contract shall come into force on the date of signature.		El presente Contrato entrará en vigor en la fecha de su firma.
	This Contract supersedes any prior contract, agreement or covenant, whether oral or written or with respect to the Parties' contractual relationship and constitutes the only valid agreement existing between them and it cannot be annulled, changed, modified or amended orally and its annulment, change, modification or amendment shall not be effective or binding unless made in writing and signed by the parties. Notwithstanding the foregoing, to all legal purposes (including severance pay) (and regardless of the legal nature of the Contract), a length of service as from 10 March 2017 is recognised to Mr. Cembrero. The date above corresponding to the effective date he began his professional relationship with the Company.		El presente Contrato sustituye a cualesquiera contrato, acuerdos o pacto anterior, ya sean verbales o escritos en relación con la relación contractual entre las Partes, y constituye el único contrato válido existente y no podrá ser anulado, cambiado, modificado ni variado de forma verbal, y su anulación, cambio, modificación o variación no será efectiva ni vinculante a menos que se realice por escrito y esté firmada por ambas partes. Sin perjuicio de lo anterior se reconoce al Sr. Cembrero una antigüedad de servicios, a todos los efectos legales (incluidos indemnizatorios) y con independencia de la naturaleza legal del Contrato, del 10 de marzo de 2017, fecha efectiva de inicio de la relación profesional con la Sociedad.
2.	**PURPOSE OF THE CONTRACT AND FUNCTIONS**	2.	**OBJETO DEL CONTRATO Y FUNCIONES**
	The purpose of the Contract is to regulate the terms and conditions governing the commercial relationship between the Company and Mr. Cembrero as Executive Director, as well as My Size Inc's Chief Growth Officer. In such capacity, the Executive Director shall provide the Company his professional services of general administration, management and supervision, in the broadest sense of the term, subject to the Spanish Companies Act and other applicable regulations, the by-laws of the Company and this Agreement.		El objeto del Contrato es regular los términos y condiciones que han de regir la relación mercantil existente entre la Sociedad y el Sr. Cembrero en virtud de su condición de Consejero Ejecutivo de la misma, así como en su función de Chief Growth Officer de MySize Inc. En tal condición, el Consejero Ejecutivo prestará a la Sociedad los servicios profesionales de administración general, gestión y supervisión, en el más amplio sentido del término, de las actividades de la Sociedad con sujeción a la Ley de Sociedades de

	The Executive Director shall perform his duties with full autonomy and responsibility, always subject to the instructions and guidelines issued by the Board of Directors of the Company. The Executive Director shall report on a recurrent basis to the Board of Directors and, in any event, whenever there is a significant circumstance affecting the Company, its business, it's legal or financial situation or its business projections and plans.		Capital y resto de normas aplicables, a los estatutos sociales de la Sociedad y al presente Contrato. El Consejero Ejecutivo ejercerá sus funciones en plena autonomía y responsabilidad, siempre con sujeción a las instrucciones y directrices emanadas del Consejo de Administración de la Sociedad. El Consejero Ejecutivo informará de forma recurrente al Consejo de Administración y, en todo caso, siempre que se produzca un hecho relevante que afecte a la Sociedad, a sus negocios, a su situación jurídica o financiera o a sus proyecciones y planes de negocio.
3.	**WORKPLACE**	3.	**LUGAR DE TRABAJO**
	The Executive Director shall continue to provide his services to the Company at its workplace in Innogune Coworking, Deusto University, Mundaitz Kalea 50, Edificio Innogune, Planta 2, 20012, San Sebastian.		El Consejero Ejecutivo seguirá prestando sus servicios para la Sociedad en el centro de trabajo sito en Innogune Coworking, Deusto University, Mundaitz Kalea 50, Edificio Innogune, Planta 2, 20012, San Sebastián.
	Notwithstanding the foregoing, the Executive Director shall travel as required, by reason of his responsibilities as Executive Director, both within Spain and abroad.		Sin perjuicio de lo arriba expuesto, el Consejero Ejecutivo realizará los viajes que sean necesarios para desempeñar sus funciones en consideración de sus responsabilidades como Consejero Ejecutivo, tanto dentro de España como en el extranjero.
4.	**WORKING HOURS**	4.	**HORARIO**
	The Executive Director shall discharge his functions within the general working hours established by the Company for its employees at any given time, but without this entailing strict submission to those hours, as his position obliges him to work		El Consejero Ejecutivo desempeñará sus funciones dentro del horario laboral general en vigor en cada momento para los empleados de la Sociedad, pero sin que ello conlleve un estricto sometimiento a dicho horario, dado que su cargo le obliga a

	with utmost dedication, providing his services and being available whenever the needs of the Company so require and taking trips and such other steps as may be necessary for its successful performance.		trabajar con la máxima dedicación, prestando sus servicios y estando disponible siempre que las necesidades de la Sociedad así lo requieran y asumiendo los desplazamientos, viajes y cuantas otras medidas resulten necesarias para la buena marcha de la Sociedad.
5.	**HOLIDAYS**	5.	**VACACIONES**
	The Executive Director shall be entitled to 30 calendar days of paid vacation per calendar year of service. The vacation dates shall be agreed between the Parties, in all cases considering the needs and policies of the Company. In addition to the paid vacation days, the Executive Director is entitled to the public holidays that may correspond to him according to Spanish Labour law applicable to the workplace's location. Upon termination of the Agreement, the Executive Director's entitlement to accrued holiday pay shall be calculated on a pro rata basis in respect of each complete month of service in the calendar year in which his contractual relationship terminates an either: a) The Executive Director may receive a payment compensation instead of any outstanding holiday entitlement;		El Consejero Ejecutivo tendrá derecho a disfrutar de 30 días naturales de vacaciones retribuidas por año de servicio. Las fechas de disfrute de las vacaciones se fijarán de mutuo acuerdo entre las Partes, teniendo en cuenta, en todo momento, las necesidades y las políticas de la Sociedad. Adicionalmente a las vacaciones retribuidas, el Consejero Ejecutivo estará legitimado a disfrutar de los días festivos oficiales que puedan corresponderle con arreglo a la legislación laboral española aplicable a la localidad en la que se encuentra el centro de trabajo. Al finalizar la relación contractual, los días de vacaciones acumulados por el Consejero Ejecutivo se calcularán de forma proporcional a cada mes completo de servicio en el año natural en el que finalice su relación contractual, ya sea porque: a) El Consejero Ejecutivo tenga derecho a un pago en lugar de las vacaciones pendientes de disfrute; b) El Consejero Ejecutivo haya disfrutado más días de vacaciones

	b) In the event the Executive Director has exceeded his holiday entitlement, the Company shall be entitled to and hereby authorised to make an appropriate deduction from the Executive Director's final salary payment or from any other sum, which may be due to him.		que los devengados y la Compañía tenga derecho y, por tanto, esté autorizada a realizar una deducción del finiquito del Consejero Ejecutivo o de cualquier otra suma que se le pueda adeudar.
6.	**COMPENSATION**	6.	**RETRIBUCIÓN**
6.1	**Fixed Salary**	6.1	**Salario Fijo**
	The total amount of the Fixed Salary for all items receivable by the Executive Director as consideration for the performance of the duties inherent to his position, is equal to an gross amount of € 150.000 (one hundred and fifty thousand euros) per year ("**Fixed Salary**"). This compensation shall be paid in twelve equal monthly payments, one per calendar month of the year, as from the time this Contract comes into force.		La cuantía total del Salario Fijo correspondiente a todos los conceptos a percibir por el Consejero Ejecutivo a modo de contraprestación por el desempeño de las funciones inherentes a su puesto ascenderá a una cuantía bruta de 150.000 € (ciento cincuenta mil euros) al año (el "**Salario Fijo**"). Esta retribución se abonará en doce pagas mensuales de igual importe, una por cada mes natural del año, a partir del momento en el que el presente Contrato entre en vigor.
6.2	**Participation in the Equity Incentive Plan**	**6.2**	**Participación al Equity Incentive Plan**
	In addition to the fixed salary specified above, the Executive Director will participate in the Equity Incentive Plan of MY SIZE INC. in accordance with the decisions of the Compensation Committee and with retroactive effect from the date of signature of this Agreement.		Adicionalmente al salario fijo especificado arriba, el Executive Director participará al Equity Incentive Plan de MY SIZE INC. de conformidad con las decisiones del Compensation Committee y con efectos retroactivos desde la fecha de la firma del presente Acuerdo.
6.3	**Deductions**	6.3	**Deducciones**

	Any applicable amounts corresponding to applicable taxes and social security contributions shall be deducted from the payable amounts (Fixed Salary and Bonus) as per the applicable legislation at any given time. The Company will bear the cost of the Social Security contributions related to the Executive Director.		Las cuantías correspondientes a impuestos y contribuciones a la Seguridad Social se deducirán de todas las cuantías anteriormente indicadas (Salario Fijo, y Bonus), con arreglo a la legislación vigente en cada momento. La Sociedad se hará cargo del coste de las contribuciones a la Seguridad Social relativas al Consejero Ejecutivo.
7.	**OTHER BENEFITS**	7.	**OTRAS PRESTACIONES**
	The Executive Director will retain the right to the benefits he currently enjoys and shall receive them subject to the current conditions. Specifically, the Company undertakes to maintain and pay for civil liability insurance to cover the liabilities that may be incurred by the Executive Director as a result of the provision of his services to the Company on the same terms as those existing at present. If any of the Executive Director benefits detailed above would be taxable, the Company will be responsible for the corresponding tax and social security contributions, along with any tax impact (gross-up) that could arise from the change in tax and employment situation that the Executive Director has enjoyed to date.		El Consejero Ejecutivo mantiene el derecho a los beneficios sociales de los que disfruta en la actualidad, en las mismas condiciones actuales. En particular, la Sociedad se obliga a mantener y costear el seguro de responsabilidad civil para la cobertura de las responsabilidades en las que pueda incurrir el Consejero Ejecutivo como consecuencia de la prestación de sus servicios a la Sociedad en los mismos términos que los existentes en la actualidad. Si cualquiera de los beneficios del Consejero Ejecutivo descritos en esta cláusula estuviese sujeto a cotización y tributación, la Sociedad asumirá dichos costes, así como el impacto fiscal (*gross-up*) que pudiera derivarse de un cambio en el tratamiento fiscal y social del que ha venido disfrutando el Consejero Ejecutivo hasta la fecha.
8.	**EXPENSES**	8.	**GASTOS**

	The Company shall pay and, where appropriate, reimburse all expenses incurred by the Executive Director on its behalf in the performance of his functions, including hotel, travelling and other expenses, provided that they are justified by the Executive Director in accordance with the procedure established between the Company and the Executive Director.		La Sociedad se hará cargo y, en su caso, reembolsará todos los gastos en los que incurra el Consejero Ejecutivo en nombre de la misma, en la realización de sus funciones, incluyendo gastos de viaje, hotel, y cualquier otro en la medida en que los mismos sean justificados por el Consejero Ejecutivo con arreglo al procedimiento acordado entre la Sociedad y el Consejero Ejecutivo.
	For this purpose, the Executive Director shall issue a monthly expense note with the corresponding supporting documents and the resulting amount shall be paid by the Company, after approval of the expenses indicated, by bank transfer within 7 days of receipt of the aforementioned note.		A tal efecto, el Consejero Ejecutivo girará mensualmente una nota de gastos con los correspondientes justificantes y la cantidad resultante será abonada por la Sociedad, previa aprobación de los gastos indicados, mediante transferencia bancaria en el plazo de 7 días desde la recepción de la referida nota.
9.	**EXCLUSIVITY**	9.	**EXCLUSIVIDAD**
	Throughout the term of the Contract, the Executive Director shall dedicate professionally exclusively to the Company business and shall be effectively prevented from pursuing any other activity directly or indirectly, whether free of charge or for consideration, or to engage in any other business, for his own profit or for the benefit of any third party, without first obtaining consent and written authorization from the Company.		Durante todo el periodo de vigencia del Contrato, el Consejero Ejecutivo se dedicará profesionalmente en exclusiva a los asuntos y negocios de la Sociedad y tendrá expresamente prohibido el desempeño de cualquier otra actividad directa o indirectamente, ya sea de forma gratuita o a título oneroso, o participar en cualquier otro negocio o empresa, independientemente de su naturaleza, para su propia conveniencia o en beneficio de terceros, sin haber obtenido previamente el consentimiento y la autorización escrita de la Sociedad.
	It is understood that activities of a clearly non-commercial nature, such as participation in conferences, lectures, public events, as well as activities		Se entiende que quedan excluidas, y no suponen por tanto un incumplimiento de este compromiso de exclusividad, aquellas actividades de naturaleza claramente no

	benefiting non-profit organizations, are excluded and do not constitute a breach of this exclusivity commitment, provided that such activities cannot have negative repercussions for the Company and that the time dedicated to them does not undermine the Company in the sense of preventing or hindering the Employee from an optimal performance of the functions that are the object of this Agreement.		comercial, tales como la participación a conferencias, charlas, eventos públicos, así como aquellas actividades prestadas a favor de ONG u entidades sin ánimo de lucro, siempre y cuando la realización de dichas actividades no sea susceptible de tener repercusiones negativas para la Empresa y que el tiempo dedicado a la realización de las mismas no suponga un menoscabo para la Empresa en el sentido de impedir o dificultar un desempeño óptimo de las funciones objeto del presente acuerdo por parte del Empleado.
	This exclusivity clause shall not prevent the Executive Director from investing in companies listed on the stock exchange or in any other secondary market, regardless of those companies being in the insurance or similar sectors, provided that its equity interest does not exceed two point five (2.5) per cent of the equity capital and does not attach any control rights other than those that attach by applicable law to ordinary shares. Likewise, the Executive Director will be allowed to take a financial interest in companies non-listed on the stock exchange or in any other secondary market, which do not compete with any business pursued by the Company or any other company in which it has a direct or indirect interest.		Esta exclusividad no impedirá al Consejero Ejecutivo la posibilidad de realizar inversiones en sociedades cotizadas en bolsa o en cualquier otro mercado secundario, tanto en compañías de seguros o similares como en cualquier otra compañía, siempre que su participación en el capital social de dichas compañías que se dedique a cualquier negocio competidor no superen el dos coma cinco (2,5) por ciento y no otorgue ningún derecho de control distinto de los que otorga la legislación aplicable a las acciones ordinarias. Asimismo, el Consejero Ejecutivo podrá realizar inversiones en sociedades no cotizadas en bolsa o en cualquier otro mercado secundario, que no compitan con el negocio desarrollado por la Sociedad o por cualquier otra sociedad en la que la Sociedad tenga intereses directos.
10.	**TERMINATION**	10.	**EXTINCIÓN DEL CONTRATO**
10.1	The Board of Directors may remove Mr. Cembrero from his position as Executive Director and, accordingly, terminate this Contract subject to the provisions of this Contract.	10.1	El Consejo de Administración podrá cesar el Sr. Cembrero de su cargo de Consejero Ejecutivo y, en consecuencia, resolver el presente Contrato con sujeción a lo previsto en el presente Contrato.

	In the event of removal of Mr. Cembrero as Executive Director for any reason other than dolo, gross negligence or fraud ("actos delictivos"), the Executive Director will be entitled to receive from the Company: 1) A 3 (three) months' notice. If such notice period is not respected, the Company shall pay to Mr. Cembrero an amount equivalent to his		Para el caso de cese del Sr. Cembrero como Consejero Ejecutivo, por cualquier causa distinta de dolo, negligencia grave o fraude (actos delictivos), el Consejero Ejecutivo tendrá derecho a recibir de la Compañía: 1) Un preaviso de 3 (tres) meses. En caso de no respetarse dicho periodo de preaviso, la Sociedad deberá abonar al Sr. Cembrero una cantidad equivalente

or the notice period not

a su remuneración por el periodo de preaviso incumplido.

remuneration f respected.

idemnity, an amount two (2) monthly each year of validity of of 10 September 2020, ional fixed indemnity (six) monthly payments and compensate the ice for the Company mbrero's appointment tween 10 March 2017 nber 2020, under an yment relationship.

2) En concepto de indemnización, un importe equivalente a dos (2) mensualidades por cada año de vigencia del presente contrato desde el 10 septiembre 2020, más una indemnización adicional fija equivalente a 6 (seis) mensualidades que representan y vienen a compensar el periodo de servicio para la Sociedad previo al nombramiento como consejero del Sr. Cembrero, comprendido entre el 10 de marzo 2017 y el 9 de septiembre 2020, bajo una relación laboral ordinaria.

2) By way of in equivalent to payments for e this contract as plus an addit equivalent to 6 that represent period of serv prior to Mr. Ce as director, be and 9 Septem ordinary emplo

tor shall also be entitled the Company the for in point 2) of the use ("*an amount) monthly payments for m of this contract as of '0, plus an additional quivalent to 6 (six)*) in the event that the e contract is at the cutive Director due to ble breaches by the	10.2	El Consejero Ejecutivo tendrá igualmente derecho a recibir de la Compañía la indemnización prevista al punto 2) de la sub-clausula anterior ("*un importe equivalente a dos (2) mensualidades por cada año de vigencia del presente contrato desde el 10 septiembre 2020, más una indemnización adicional fija equivalente a 6 (seis) mensualidades*") en el supuesto que la terminación del contrato sea a instancia del propio Consejero Ejecutivo por incumplimientos graves y culpables de la	10.2	The Executive Direct to receive from indemnity provided previous sub-cla *equivalent to two (2 each year of the ter 10 September 202 fixed indemnity e monthly payments*" termination of th request of the Exe serious and culpa

	Company of the obligations provided for in this contract. Among others, the following shall be considered breaches by the Company, for the purposes of the indemnity provided for in this clause: i) the adoption of any agreement or lack of agreement by the Company that prevents the Executive Director from receiving all or part of the remuneration agreed in this contract, ii) the effective lack of payment, and/or iii) continuous delays in the payment of the agreed remuneration.		Sociedad en las obligaciones previstas por el presente contrato. Entre otros, se considerará incumplimiento de la Sociedad, a efectos de la indemnizaciónn prevista en esta cláusula: i) la adopción de cualquier acuerdo o falta de acuerdo de la Sociedad que impida que el Consejero Ejecutivo reciba en todo o en parte la retribución pactada en este contrato, ii) la falta efectiva de pago, y/o iii) los retrasos continuados en el pago de la retribución pactada.
10.3	Mr. Cembrero may unilaterally resign from his position as Executive Director at any time by giving six (6) months' notice to the Board of Directors. If such notice period is not respected, Mr. Cembrero shall pay to the Company an amount equivalent to his remuneration for the unrespected notice period . In this case, the Executive Director will obviously not be entitled to any compensation from the Company.	10.3	Por su parte el Sr. Cembrero podrá renunciar unilateralmente, en cualquier momento, a su posición de Consejero Ejecutivo mediante un preaviso de seis (6) meses cursado al consejo de administración. En caso de no respetarse dicho periodo de preaviso, el Sr. Cembrero deberá abonar a la Sociedad una cantidad equivalente a su remuneración por el periodo de preaviso incumplido. En este supuesto evidentemente el Consejero Ejecutivo no tendrá derecho a indemnización alguna por parte de la Sociedad.
10.4	Likewise, the Executive Director shall not be entitled to any compensation in the event the Contract is terminated by the Company due to serious and culpable breaches by the Executive Director of his duties of loyalty, diligence and good faith he needs to observe to perform his professional duties, or by reason of any other serious and guilty breach of his contractual obligations, without prejudice to the possible damages the Company may	10.4	Igualmente, el Consejero Ejecutivo no tendrá derecho a indemnización alguna en el supuesto de terminación del contrato por parte de la Sociedad motivada por incumplimientos graves y culpables del Consejero Ejecutivo de sus deberes de lealtad, diligencia y buena fe conforme a los cuales el Consejero Ejecutivo debe desempeñar su cargo en la Sociedad, así como cualquier otro incumplimiento grave y culpable de las obligaciones asumidas por el Consejero Ejecutivo en virtud del

	claim from the Executive Director as a result of such behaviour.		presente contrato, sin perjuicios de los posibles daños y perjuicios que por su parte la Sociedad pueda pretender del Consejero Ejecutivo, ocasionados por dichas conductas.
11.	**CONFIDENTIALITY**	11.	**CONFIDENCIALIDAD**
	During the term and following the termination of this Contract, the Executive Director may not directly or indirectly use, publicise, disclose, supply or make available for use (except where necessary for the correct performance of his obligations to the Company) any product, process or method of the Company or any other business secret or confidential information of the Company (including, without limitation, its business methods and techniques, promotional materials and instructions, customer lists, etc.).		Durante el periodo de vigencia, y con posterioridad a la finalización del presente Contrato, el Consejero Ejecutivo no podrá, directa o indirectamente, utilizar, hacer público, desvelar, suministrar ni poner a disposición para su uso (salvo cuando resulte necesario para el correcto cumplimiento de sus obligaciones ante la Sociedad) ningún producto, proceso o método de la Sociedad ni ningún otro secreto comercial o información confidencial de la Sociedad (incluidos, entre otros, métodos y técnicas comerciales, instrucciones y material promocional, listado de clientes, etc.).
	Upon termination of this Contract, the Executive Director must give the Company all notes, notebooks, memoranda, correspondence, documents and articles owned by the Company (regardless of their support and including magnetic and computer media), even if they were prepared by the Executive Director, or with his cooperation during the discharge of his managerial functions.		A la resolución del presente Contrato, el Consejero Ejecutivo deberá entregar a la Sociedad todas las notas, libros de notas, memorias, correspondencia, documentos y artículos propiedad de la Sociedad (independientemente del soporte en el que estén contenidos e incluidos los soportes magnéticos y electrónicos), incluso en el caso de que hubiesen sido elaborados por el propio Consejero Ejecutivo, o con su colaboración, durante el desempeño de las funciones propias de su cargo.
	The Executive Director may not keep or take copies of the foregoing documents, nor may he allow them to be used by any person other than the Company.		El Consejero Ejecutivo no podrá guardar ni hacer copias de los documentos arriba descritos, ni podrá permitir que sean

			utilizados por ninguna persona que no sea la Sociedad.
	Breach of the obligations set forth in this and in the foregoing clauses may be treated as a serious and culpable breach of contractual good faith.		El incumplimiento de las obligaciones previstas en esta cláusula y en las cláusulas anteriores podrá considerarse un incumplimiento grave y culpable de la buena fe contractual.
	The Company may also take such legal and/or judicial action as may be necessary to obtain the indemnification of any damage or loss occasioned by the Executive Director's breach.		La Sociedad podrá, además, adoptar las medidas legales y/o judiciales necesarias para obtener la indemnización de cualesquiera daños y perjuicios o pérdidas que se ocasionen por el incumplimiento del Consejero Ejecutivo.
12.	**DATA PROTECTION**	12.	**PROTECCIÓN DE DATOS**
	Pursuant to Personal Data Protection Organic Law currently in force (Organic Law 3/2018), the Executive Director expressly consents to and authorises the Company to:		Con arreglo a lo previsto en la vigente Ley Orgánica sobre Protección de Datos Personales (Ley Orgánica 3/2018), vigente en la actualidad, el Consejero Ejecutivo explícitamente consiente y autoriza a la Sociedad para:
	• include the data supplied by virtue of this document, any data supplied in the future and any other data that could be generated under the contractual relationship, in the Company's employees data base;		• incluir los datos suministrados en virtud del presente documento, así como cualesquiera otros suministrados en el futuro y aquellos datos que pudiesen generarse bajo la relación contractual, en la base de datos de empleados de la Sociedad;
	process the data with a view to using it to manage the contractual relationship, any commercial relationships or relationships of any kind between the Company and other companies and entities, as well as to keep the data after the end of the employment relationship, in such		tratar los datos con objeto de utilizarlos para gestionar la relación contractual, las relaciones comerciales o las relaciones de otro tipo entre la Sociedad y otras sociedades y entidades, así como guardar los datos una vez finalizada la relación contractual, en tal caso con estricto cumplimiento de las obligaciones legales;

	case in compliance with the statutory obligations;		
	• disclose the foregoing data to the companies and bodies mentioned in the preceding paragraph and to other of the Company in Spain or abroad, including countries which do not provide a level of protection comparable to that offered by Spanish legislation, for the same purposes described in the paragraphs above.		• revelar los datos anteriormente referidos a las sociedades y entidades mencionadas en el párrafo anterior y a otras Sociedades del Grupo; incluidos los países que no proporcionan un nivel de protección comparable al que ofrece la legislación española, a los mismos efectos descritos en los párrafos anteriores.
	Pursuant to Organic Law 3/2018, referred to above, data subjects are entitled to object to the processing of their data and to access, rectify, erase, opposition, deletion ("right to be forgotten"), limitation of process, portability and not being the subject of individualized decisions their data, which rights may be exercised pursuant to the applicable legislation, by serving written notice on the Human Resources Department. The Executive Director's data shall be processed by the Company on a confidential basis and in compliance with such security conditions as may be required to avoid its alteration, loss or unauthorized access by third parties.		Con arreglo a lo previsto en la Ley Orgánica 3/2018, a que se ha hecho referencia anteriormente, los sujetos de los datos están legitimados al tratamiento de sus datos, y acceso, rectificación, oposición, supresión ("derecho al olvido"), limitación del tratamiento, portabilidad y de no ser objeto de decisiones individualizadas sobre sus datos, derechos que pueden ejercerse con arreglo a lo previsto en la legislación aplicable, mediante el envío de una notificación al Departamento de Recursos Humanos. Los datos del Consejero Ejecutivo serán tratados por la Sociedad de forma confidencial y cumpliendo las condiciones de seguridad necesarias para evitar su alteración, pérdida o acceso no autorizado por parte de terceros.
13.	**POST-CONTRACTUAL NON-COMPETITION AND NON SOLICITATION.**	13.	**NO COMPETENCIA POSTCONTRACTUAL Y NO SOLICITACIÓN.**
	Notwithstanding the conditions agreed in the share purchase agreement, which shall prevail over this clause, due to the high responsibility nature of the functions Mr. Cembrero performs for the Company, he		Sin perjuicio de lo acordado en el contrato de compraventa de participaciones sociales, lo cual prevalecerá sobre la presente cláusula, por la naturaleza de las funciones de alta responsabilidad que

expressly acknowledges the existence of a logical and effective commercial interest of the Company and on such basis he undertakes, during the term of this Contract and after its termination (for the period indicated in the following paragraph), directly nor indirectly, under any circumstances:	desarrolla el Sr. Cembrero para la Sociedad, este reconoce expresamente la existencia de lógico y efectivo interés comercial de la Sociedad en cuanto a que, durante la vigencia del presente Contrato y una vez finalizado el mismo (durante un periodo que se indica en el párrafo siguiente), se compromete a, directa o indirectamente, bajo ninguna circunstancia:
a) For two (2) years following the termination of the Contract, directly or indirectly, incorporate, establish, acquire, or engage (and shall immediately cease to engage if currently so engaged) in any competing business in Spain, other than by way of a passive investment in any listed person, provided that its equity interest in such person engaged in any competing business does not exceed two point five (2.5) per cent and does not attach any control rights other than those that attach by applicable law to ordinary shares;	a) Por un periodo de dos (2) años tras la terminación del Contrato, directa o indirectamente, constituir, establecer adquirir o dedicarse (y dejará inmediatamente de dedicarse si actualmente se dedica a ello) a cualquier negocio competidor en España, que no sea a través de una inversión pasiva en cualquier persona cotizada, siempre que su participación en el capital social de dicha persona que se dedique a cualquier negocio competidor no supere el dos coma cinco (2,5) por ciento y no otorgue ningún derecho de control distinto de los que otorga la legislación aplicable a las acciones ordinarias;
b) For two (2) years following the termination of the Contract, directly or indirectly, advice, offer his professional services, acquire or hold an interest in or have a joint venture or other cooperative arrangement, business or professional interest with any firm or company which is engaged in any competing business in Spain. other than by way of a passive investment in any listed person, provided that its equity interest in such	b) Por un periodo de dos (2) años tras la terminación del Contrato, directa o indirectamente, asesorar, ofrecer sus servicios profesionales, adquirir o mantener una participación o tener una empresa conjunta u otro acuerdo, de cooperación, negocio o interés profesional con cualquier empresa o sociedad que se dedique a cualquier negocio competidor en España, que no sea a través de una inversión pasiva en cualquier persona cotizada, siempre que su participación en el capital social

	person engaged in any competing Business does not exceed two point five (2.5) per cent and does not attach any control rights other than those that attach by applicable law to ordinary shares;		de dicha persona que se dedique a cualquier negocio competidor no supere el dos coma cinco (2,5) por ciento y no otorgue ningún derecho de control distinto de los que otorga la legislación aplicable a las acciones ordinarias;
	c) For two (2) years following the termination of the Contract, directly or indirectly, solicit or endeavour to entice away or discourage from dealing with the Company any person, firm or company who is at the time of the purported solicitation, enticement or discouragement or was during the 12 (twelve) months prior thereto a supplier, partner, advisor, director, consultant, contractor, (including, but not limited to, sub-contractors), employee or customer of the Company;		c) Por un periodo de dos (2) años tras la terminación del Contrato, directa o indirectamente, solicitar o intentar alejar o disuadir de negociar con la Sociedad, a cualquier persona, empresa o compañía que sea, en el momento de la supuesta solicitud, incitación o disuasión, o que haya sido, durante los 12 (doce) meses anteriores, un proveedor, socio, asesor, administrador o contratista (incluidos, entre otros, los subcontratistas), empleado o un cliente de la Sociedad;
	d) For two (2) years following the termination of the Contract, either directly or indirectly, solicit, entice away or endeavour to entice away, engage, hire or employ, in each case directly or indirectly, any employee or (senior) manager of the Company, nor any consultant of external agent who had been working for the Company in the previous 12 months.		d) Por un periodo de dos (2) años tras la terminación del Contrato, directa o indirectamente, solicitar, atraer o intentar atraer, contratar o emplear, en cada caso directa o indirectamente, a cualquier empleado o directivo de la Sociedad, ni tampoco empleado o agente externo que hubiera trabajado con la Sociedad en los 12 meses anteriores.
	The reason for these post-contractual non-competition and non-solicitation obligations is a commercial interest based on the specific nature of the Executive Director position and the specific knowledge Mr. Cembrero has of the Company's activities, customers, and business plans.		El motivo de estas obligaciones post-contractuales de no competencia y de no solicitación reside en la existencia de un interés comercial basado en las características del puesto ocupado por el Consejero Ejecutivo y de su conocimiento respecto a las actividades, clientes y planes de negocio de la Sociedad.

	As financial compensation for this post-contractual non-competition and non-solicitation covenant, the Executive Director shall receive an amount equivalent to [sixty] ([60]%) percent of the Executive Director's annual gross Fixed Salary he was receiving at the time the Contract is terminated as a lump-sum compensation for each year of duration of the restrictions agreed. The resulting amount shall be paid in twenty-four (24) equal monthly instalments, commencing in the month following the date of termination of this Contract.		Como compensación económica para esta cláusula de no competencia y de no-solicitación post-contractual, el Consejero Ejecutivo recibirá una compensación equivalente al [sesenta] [(60%)] del Salario Fijo bruto anual que estuviese percibiendo en la fecha de terminación del Contrato para cada año de duración de las restricciones pactadas. La cantidad resultante se abonará en veinte y cuatro (24) mensualidades iguales, comenzando el mes siguiente de la fecha de terminación del presente Contrato.
	In the event of a breach by the Executive Director of any of the provisions in this clause, he will become liable to the Company, provided notice of breach has been given. Following receipt of such notice, Mr. Cembrero will have fifteen (15) days to remedy the breach to the extent remedy is possible and shall only thereafter, without any prior court action, forfeit for the benefit of the Company an immediately payable penalty amounting to [sixty] ([60]%) percent of the Executive Director's annual gross Fixed Salary he was receiving at the time the Contract is terminated for each infringement and to double the gross daily Fixed Salary he was receiving at the time the Contract is terminated for each day such infringement will continue, without any damage or loss requiring to be proven and without prejudice to the right of the Company, to claim their actual damages.		En caso de incumplimiento por parte del Director Ejecutivo de cualquiera de las disposiciones de la presente cláusula, éste será responsable ante la Sociedad, siempre que se le haya notificado previamente. Tras la recepción de dicha notificación, el Sr. Cembrero dispondrá de quince (15) días para subsanar el incumplimiento en la medida en que sea posible y, a partir de ese momento y sin necesidad de emprender ninguna acción judicial previa, perderá, en beneficio de la Sociedad, una penalización equivalente al [sesenta] [(60%)] del Salario Fijo bruto anual que estuviese percibiendo en la fecha de terminación del Contrato por cada infracción y al doble del Salario Fijo bruto diario por cada día que continúe dicha infracción, sin que sea necesario probar ningún daño o perjuicio del derecho de la Sociedad a reclamar sus daños y perjuicios reales.
14.	**SEVERABILITY**	14.	**NULIDAD PARCIAL**

	The Parties expressly acknowledge that, the declaration of any of the clauses or sub clauses of this Contract as void or invalid, shall in no case give rise to the voidness or invalidity of the remaining clauses or sub clauses, other than where the provisions and rights of the Parties are patently disproportionate.		Las Partes reconocen expresamente que, en caso de que cualquiera de las cláusulas o sub-cláusulas del presente Contrato fuese declarada nula o inválida, dicho hecho no conllevará la anulación o invalidez del resto de las cláusulas o sub-cláusulas, excepto de aquellas clausulas o derechos de las partes que quedaran evidentemente desproporcionadas.
15.	**JURISDICTION**	15.	**LEY Y JURISDICCIÓN**
	The nature of the legal relationship between the Executive Director and the Company governed by this Agreement is commercial-corporate and, therefore, the provisions of the Spanish Companies Act and the related civil and commercial/corporate legislation shall apply, and shall be governed and interpreted in accordance with the provisions of Spanish law. The Parties agree, in the event of any dispute arising from this Contract, to submit to the jurisdiction of the competent courts and tribunals of the city of Donostia – San Sebastián.		La naturaleza de la relación jurídica mantenida entre el Consejero Ejecutivo y la Sociedad regulada por este Contrato es mercantil-societaria y, por tanto, le resulta de aplicación lo dispuesto en la Ley de Sociedades de Capitales, así como la normativa civil y mercantil/societaria concordante, y se regirá e interpretará de acuerdo con lo que establece la legislación española. Las Partes acuerdan, en caso de conflicto derivado de este Contrato, someterse a la jurisdicción de los juzgados y tribunales competentes de la ciudad de Donostia – San Sebastián.
16.	**CONTRACT LANGUAGE**	16.	**IDIOMA DEL CONTRATO**
	This Contract is prepared and executed in both Spanish and English, although the Spanish version shall prevail for all legal purposes.		El presente Contrato se elabora y otorga tanto en inglés como en castellano, aunque será la versión en castellano la que prevalezca a todos los efectos legales.
	In witness whereof, this Contract has been issued and executed in two counterparts, one of which is given to each Party, on the date and in the place first above written.		En testimonio de lo cual, se procede al otorgamiento y firma por duplicado del presente Contrato, entregándose un

			ejemplar a cada una de las partes, en el lugar y fecha indicados *ut supra*.
	THE COMPANY		LA SOCIEDAD
	/s/ Ronen Luzon Signed: Mr. Ronen Luzon		*/s/ D. Ronen Luzon* Firmado: D. Ronen Luzon
	THE EXECUTIVE DIRECTOR		EL CONSEJERO EJECUTIVO
	/s/ Borja Cembrero Saralegui Signed: Mr. Borja Cembrero Saralegui		*/s/ D. Borja Cembrero Saralegui* Firmado: D. Borja Cembrero Saralegui

Exhibit 10.44

CONSULTING AGREEMENT

This Consulting Agreement ("**Agreement**") is entered into on this 31 day of July, 2024 ("**Effective Date**"), by and between My Size Israel 2014 incorporated under the laws of the State of Israel, of 2 Haim Holtzman St., Rehovot, Israel (the "**Company**"), and Accounting Team Ltd., an Israeli company, of 34 Itzhak Sade Tel Aviv, Israel (the "**Consultant**"), (the Consultant and the Company, may each be referred to herein as a "**Party**", and collectively, the "**Parties**").

W I T N E S S E T H

WHEREAS, the Company wishes to retain the services of the Consultant, all according to the terms and conditions described in this Agreement; and

WHEREAS, the Consultant wishes to be engaged by the Company as a consultant in performing certain services subject to the terms of this Agreement; and

WHEREAS, the Consultant represents and warrants that the Consultant has the skills and experience and is ready, qualified, willing, and able to carry out the Consultant's obligations and undertakings towards the Company pursuant hereto.

WHEREAS, the parties hereto wish to set forth in writing their agreements and understandings;

NOW, THEREFORE, in consideration of the promises and mutual agreements and undertakings set forth herein, and with the intention to be bound thereby, the parties hereto agree as follows:

1. **GENERAL**

    1.1.   The preamble to this Agreement constitutes an integral part thereof.

    1.2.   All headings of the Sections and sub-Sections of this Agreement are intended for convenience of reference only and shall not be used in interpreting this Agreement.

    1.3.   In this Agreement words importing the masculine gender shall include the feminine gender.

2. **SERVICES**

    2.1.   <u>Scope of Services</u>. The Consultant will provide the Company with the services set forth in <u>Exhibit A</u> hereto, and such other services required by the Company from time to time (the "**Services**").

    2.2.   <u>Level of Service</u>. The Consultant hereby represents and warrants that the Consultant has the professional skills, experience, talent, expertise and knowledge necessary in order to perform the Services.

    2.3.   <u>Performance of Services</u>. The Services shall be rendered by the Consultant personally and may not be assigned or delegated to any other entity or person. The Consultant shall report to the Company CEO or to the person assigned by the Company from time to time.

3. **CONSULTANT'S REPRESENTATIONS AND WARRANTIES**

    3.1.   The Consultant represents and warrants that the execution, delivery and performance of this Agreement, the rendering of Services hereunder, and the fulfillment of its terms: (i) will not constitute a default under or conflict with any agreement or other instrument to which the Consultant is a party or by which the Consultant is bound (including any restrictions imposed by any medical, research or other body or institution); and (ii) do not require the consent of any person or entity.

3.2.   Further, with respect to any past, current or future engagement or employment of the Consultant with third parties and with respect to any permitted engagement or employment of the Consultant with any third party during the term of the Consultant's engagement with the Company (for purposes hereof, such third parties shall be referred to as "**Other Employers**"), the Consultant represents, warrants and undertakes that: (a) the Consultant's engagement with the Company and the rendering of the Services hereunder does not and/or will not be in breach of any of the Consultant's obligations toward Other Employers, and (b) the Consultant will not disclose to the Company, nor use, in provision of any services to the Company, any proprietary or confidential information belonging to any Other Employers.

4.   **CONSULTANT'S COMPENSATION**

In consideration of the Services performed by the Consultant, the Consultant shall be entitled to the fees and payments set forth in Exhibit A hereto.

5.   **TERM; TERMINATION**

5.1.   Term. This Agreement shall commence on the Commencement Date (as set forth in Exhibit A) and shall continue unless terminated in accordance with Section 5.2 below.

5.2.   Termination.

5.2.1.   Each Party may, at any time, terminate this Agreement, without Cause (as defined below), by giving the other Party sixty (60) days' prior written notice of the intent to terminate, such termination being effective upon the expiration of such period. Company shall remain obligated to pay Consultant's fee until the effective date of termination. Consultant will provide all work product and other deliverables to Company upon Company's first request or upon termination (the earlier to occur), and Consultant will dispose of any materials and any of Company's confidential information in accordance with Company's directions.

5.2.2.   The Company may terminate this Agreement forthwith for Cause (as defined below) without advance notice and without derogating from any other remedy to which the Company may be entitled. A termination for "**Cause**" is a termination due to: (i) the Consultant's conviction of any felony; (ii) the Consultant's continuous disregard of instructions of the Company with respect to the Consultant's performance of the Services; (iii) the Consultant is debarred, disqualified or suspended from medical practice under any applicable laws; (iv) embezzlement of funds of the Company by the Consultant or the Consultant otherwise causing grave injury to the Company; or (v) the Consultant's breach of incompliance with the Consultant's undertakings under Sections 6, 7 and/or Exhibit B hereto.

6.   **CONFIDENTIALITY; NON-SOLICITATION AND OWNERSHIP OF INVENTIONS UNDERTAKING**

Upon execution of this Agreement, and as a condition thereto, the Consultant shall execute the Undertaking, in favor of the Company and any current and future subsidiary, affiliate and parent company of the Company, attached as Exhibit B hereto.

7. **INDEPENDENT CONTRACTOR; INDEMNIFICATION**

   7.1.   The Consultant hereby confirms that the Consultant is performing the Services hereunder as an independent contractor as per the Consultant's explicit request. Accordingly, Consultant hereby acknowledges and agrees that no partnership, joint venture, agency or employer-employee relationship exists or will exist between the Consultant and the Company. The Consultant specifically acknowledges and agrees that the Consultant shall not be entitled to any employee or other benefits offered by the Company to any of the Company's personnel or under applicable laws, and shall be solely responsible for all taxes, social security taxes, levies, tariffs, customs, duties, unemployment taxes, workers' compensation insurance premiums and any other taxes or amounts payable with respect to the fees paid to the Consultant hereunder and/or due on the Consultant's income. The Consultant acknowledges that the Consultant has read and fully understands the terms of this Agreement.

   7.2.   The Consultant has no authority to bind or obligate the Company by contract or otherwise without the Company's prior written authorization. The Consultant shall not make any representations or warranties to anyone with respect to any contract or otherwise without the Company's prior written authorization. The Consultant may not engage any other person or entity to carry out any or all of the Consultant's undertakings under this Agreement unless such engagement is approved by the Company in writing in advance.

   7.3.   Without limiting and/or derogating from any of the foregoing, the Consultant will defend, hold harmless and indemnify the Company and/or any of its shareholders, directors, officers, employees, advisers and/or anyone of their behalf (collectively, the "**Indemnified Persons**"), from and against any and all losses, damages, costs and expenses (including legal costs and attorneys fees) suffered and/or incurred by the Indemnified Persons deriving from and/or related to any claim, demand, suit and/or action claimed and/or brought against any of the Indemnified Persons, by any person (including without limitation by the Consultant and/or the Consultant's heirs), (i) asserting that employer-employee relationship exists and/or existed between the Consultant and the Company and/or demanding any employee-related benefits from any of Indemnified Persons, (ii) arising from any negligent, reckless or intentionally wrongful act of Consultant, or (iii) any failure of Consultant Company to perform the Services in accordance with all applicable laws, rules and regulations.

8. **MISCELLANEOUS**

   8.1.   <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Israel. The parties hereto agree to submit to the jurisdiction of the competent courts of Tel-Aviv-Jaffa, Israel with respect to the breach or interpretation of this Agreement or the enforcement of any and all rights, duties, liabilities, obligations, powers, and other relations between the parties arising under this Agreement.

   8.2.   <u>No Waiver</u>. No failure, delay or forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party's rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

8.3. <u>Assignment</u>. The Consultant may not assign, transfer, pledge or otherwise delegate any of the Consultant's rights, duties or undertakings under this Agreement to any third party without the express prior written consent of the Company, and any unauthorized assignment or delegation shall be null and void. The Company may assign this Agreement without the need for any consent but with notification to the Consultant, provided the assignor has assumed the Company's obligations under this Agreement.

8.4. <u>Severability</u>. In the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

8.5. <u>Notices</u>. All notices hereunder will be in writing and shall be given by and be deemed received by the receiving party (i) if sent by a delivery service, on the date confirmed as the actual date of delivery by such service; (ii) if sent by registered air mail to the addresses stated above or at an address chosen subsequent to the execution of this agreement and duly communicated to the party giving notice, return receipt requested, within seven (7) days of mailing; or (iii) if sent by e-mail with an electronic written confirmation of receipt, on the first business day after transmission, if not transmitted on a business day, or on the day of transmission, if transmitted on a business day.

8.6. <u>Entire Agreement</u>. The preamble, schedules and exhibits to this Agreement constitute an integral and indivisible part hereof. This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto.

8.7. <u>Survival</u>. The provisions of Sections 3, 6, 7 and 8 of this Agreement, including the provisions of <u>Exhibit B</u>, shall survive the expiration or other termination whatsoever of this Agreement, or the Parties' relationship.

[Signature Page shall follow]

IN WITNESS WHEREOF, this Consulting Agreement has been executed by the parties hereto as of the date first above written.

MySize Israel 2014 Ltd.		**Accounting Team Ltd.**

Signature: */s/ Or Kles,*	*/s/ Ronen Luzon*	Signature: */s/ Oren Elmaliah*
Name: Or Kles,	Ronen Luzon	Name: Oren Elmaliah
Title: CFO	CEO	Title: CEO

EXHIBIT A

SERVICES AND CONSIDERATION

1. **COMMENCEMENT DATE**: March 1, 2025

2. **DESCRIPTION OF SERVICES AND SCOPE:**

   - Input of invoices and coding of them including VAT issues.
   - Payment cycle – 2 per month and ongoing treasury
   - Receiving exemption with from withholding for foreign supplier from tax authority.
   - Payroll control and reconciliation.
   - Payments to payroll and reporting to pension funds.
   - VAT electronic reporting, including receiving and reviewing import bills and allotment numbers.
   - Reaching out to suppliers to get invoices.
   - Recompilation with subsidiary.
   - FR entity entering in the JE from local accountant.
   - Monthly bank report.
   - P&L once per month up to 15th of the month.
   - FS (including BS and CF) once a quarter up to 20th of the month.
   - Annual FS including work with auditor creating workbook and answering audit requests.
   - Preparation of SEC reporting.

3. **CONSIDERATION:**

   3.1 In consideration for the provision of the Services within the Scope (as set forth above), the Consultant shall be entitled to a monthly fee in the amount of;

   3.1.1 Bookkeeping including salary in 2 Israeli entities - US Gaap bookkeeping, salary services, VAT, tax filling and payment management . 16,000 per Month

   3.1.2 Controller – 50% FTE working on consolidation based on US GAAP and preparation of 10Qs and 10K – including quarterly review and annual audit 21,000 per month or hourly rate.

   3.1.3 CFO Service – Appointment of Oren Elmaliah as CFO of the company – BOD presentations, ad hoc activity, CFO review of public fillings, maintenance of public relationship and compliance. 26,000 per month or hourly rate, and appropriate equity compensation.

   3.2 The Consultant shall provide to the Company, at the end of every calendar month, with a written report detailing all the Services provided by the Consultant during the preceding month as well as an accurate and detailed report of the hours of work during such preceding month for any overtime hours only (the "**Monthly Report**") and a corresponding valid and duly issued tax invoice. Providing the Monthly Report at the end of every month will be a precondition for receiving the fees hereunder. The Company shall verify the Monthly Reports vis-à-vis its records, and if acceptable, will pay the fees hereunder within fourteen (14) days from the date of acceptance of the respective invoice by the Company.

   3.3 The Consultant shall be liable for the Consultant's own taxes arising from the fees hereunder and/or any consideration paid to the Consultant hereunder. Without derogating from the foregoing, the Company shall be entitled to withhold from payments to the Consultant any and all amounts as it may be required to withhold from time to time to the extent required under any and all applicable laws.

   3.4 The Company will reimburse the Consultant for actual out-of-pocket expenses which were pre-approved by the Company in writing. The Consultant will provide the Company with documentation and other records as may be reasonably appropriate for the Company or its accountants to verify the amount and nature of any such expenses.

   3.5 The consideration set forth in this Section 3 constitutes the full and complete consideration due to the Consultant in respect to the fulfillment of Consultant's undertakings herein.

EXHIBIT B

CONSULTANT UNDERTAKING

THIS UNDERTAKING (this "**Undertaking**") is entered into, on this February 28, 2025 ("**Effective Date**"), by Accounting Team Ltd., with offices in 34 Itzhak Sade Tel Aviv (the "**Consultant**").

WHEREAS, the Consultant signed a consulting agreement with My Size Israel 2014 Ltd. (together with its affiliated entities, the "**Company**") regarding the provision of certain services (the "**Services**") to the Company; and

WHEREAS, The Company wishes to receive the Services from the Consultant, and in connection therewith may disclose confidential information of the Company to the Consultant, subject to the Consultant executing this Undertaking in favor of the Company.

NOW, THEREFORE, the Consultant undertakes and warrants to the Company, with effect as of the commencement date of the Consultant's engagement with the Company, as follows:

1. **Confidential Information**.

   1.1. The Consultant has had and shall have access to confidential and proprietary information of the Company, whether oral or in writing, through electronic transmission, magnetic storage or other media, or through presentation or demonstration, or in any other form, including, but not limited to, the processes, technologies, research, patents, copyrights, customers list, patient list and information, health information, trade secrets, data, know-how, improvements, inventions, whether patentable or not, techniques and products (actual or planned), technical, technological, medical or financial information, marketing or promotion of any product, services, business policies, business plans or practices, and employment terms and conditions of the employees/contractors (including the Consultant), information received from others that the Company is obliged to treat as confidential, or any other information or data relating to the Company and its business, operations or customers ("**Proprietary Information**").

   1.2. Proprietary Information shall be deemed to include any and all proprietary information disclosed by or on behalf of the Company irrespective of form, but excluding: (i) information that is or subsequently becomes publicly available not as a result of a breach of Consultant's obligation owed to the Company; or (ii) was known to Consultant prior to Consultant's engagement by the Company, as evidenced by written records. The burden of proof in respect of any of the aforesaid exception shall be upon the party seeking to rely on such exception.

   1.3. The Consultant shall not be prevented from disclosing Proprietary Information if (i) such disclosure is in response to a valid order of a court or any other governmental body, or (ii) such disclosure is otherwise required by law, provided that in either event, the Consultant, to the extent possible, has first given prompt prior written notice to the Company and made reasonable efforts to prohibit or limit such disclosure and to protect the confidentiality of any Proprietary Information eventually disclosed.

   1.4. The Consultant shall not disclose, from the date hereof, without the written consent of the Company, to any person or entity, any Proprietary Information of the Company.

   1.5. The Consultant shall not use any Proprietary Information without the consent of the Company, other than such use during the term of the provision of the Services as reasonably required for performing the Services and for no other purpose. The Consultant shall use the same degree of care in safeguarding Proprietary Information, as the Consultant uses for the Consultant's own confidential information of like importance, but in any case at least a reasonable degree of care.

1.6.   The Consultant shall not be entitled to copy, reproduce, summarize any samples, models, prototypes, software, drawings, documents or other instruments furnished by the Company hereunder and containing Proprietary Information, unless and to the extent it is reasonably required for performing the Services.

1.7.   The Consultant may not reverse engineer, decompile or disassemble any Proprietary Information, without the explicit prior written consent of the Company.

1.8.   The Consultant agrees that all Proprietary Information shall be the Company's sole property and shall be returned by the Consultant to the Company upon termination of the Consultant's Services or at any other time at the request of the Company, without retaining with the Consultant any documents or materials or copies thereof containing any Proprietary Information.

2.   **Non-Solicitation**.

2.1.   That during the term of his engagement with the Company and for twelve (12) months thereafter, not to induce any employee, consultant, service provider, customer or supplier of the Company to terminate their employment or engagement with the Company.

3.   **Ownership of Inventions**.

3.1.   The Consultant will promptly disclose to the Company, or any persons designated by it, all information, improvements, inventions, formulae, processes, techniques, know-how and data, whether or not patentable, made or conceived or reduced to practice or learned by the Consultant, either alone or jointly with others, that result from the performance of the Services to the Company during the period in which the Consultant renders the Services to, and/or engaged by, the Company, including the period prior to the execution of this Undertaking (all such information, improvements, inventions, formulas, processes, techniques, know-how, and data are hereinafter referred to as the "**Inventions**"). The Consultant also agrees to assign all the Consultant's right, title and interest in and to any particular Invention to any third party, including without limitation government agency, as directed by the Company.

3.2.   The Consultant agrees that all the Inventions shall be the sole property of the Company and its assignees, and the Company and its assignees shall be the sole owner of all patents and other rights in connection with such Inventions. The Consultant hereby assigns to the Company any rights the Consultant may have or acquire in such Inventions.

3.3.   The Consultant further agrees as to all such Inventions to assist the Company, or any persons designated by it, in every proper way to obtain and from time to time enforce such inventions in any way including by way of patents on such Inventions in any and all countries, and to take all steps necessary to effectuate the assignment to the Company and/or its designee or to assist them to obtain the exclusive and absolute right, title and interest in and to all Inventions, including by the registration of patents or trademarks, protection of trade secrets, copyright, or any other applicable legal protection, and to protect the same against infringement by any third party, including by assisting in any legal action requested by the Company and its affiliates, with respect to the foregoing. To that end, the Consultant will execute all documents for use in applying for and obtaining patents on and enforcing such Inventions, as the Company may desire, together with any assignments of such Inventions to the Company or persons or entities designated by it.

3.4. In the event the Company is unable for any reason, after reasonable effort, to secure the Consultant's signature on any document needed in connection with the actions specified in Section 3.3 hereof, the Consultant hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Consultant's agent and attorney in fact, which appointment is coupled with an interest, to act for and in the Consultant's behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by the Consultant. The Consultant hereby waives and quitclaims to the Company any and all claims, of any nature whatsoever, which the Consultant now or may hereafter has for infringement of any Inventions assigned hereunder to the Company.

3.5. Without limitation of any of the other provisions of this Undertaking, the Consultant irrevocably confirms that the consideration set forth in the Consultant agreement with the Company is in lieu of any rights for compensation that may arise in connection with any Inventions under applicable law. The Consultant further confirms that all Inventions, and any and all rights, interests and title therein, shall be the exclusive property of the Company and the Consultant shall not be entitled to, and the Consultant hereby waives now and in the future, any claim to any right, moral rights, compensation or reward, including any right to royalties in Service Inventions in accordance with the Patent Law, that the Consultant may have in connection therewith. This clause, constitute an express waiver of any rights the Consultant may have under Section 134 of the Patent Law.

4. **General**.

4.1. The Consultant acknowledges that given access to confidential and proprietary information regarding the Company, the provisions of this Undertaking are reasonable and necessary to protect the Company's business. The Consultant further acknowledges that the Consultant has carefully reviewed the provisions of this Undertaking, fully understands the economic consequences thereof, has assessed the respective advantages and disadvantages to the Consultant of entering into this Undertaking and has concluded that in light of the Consultant's education, skills and abilities, the restrictions set forth in this Undertaking are reasonable and will not prevent the Consultant from entering into this Undertaking.

4.2. The Consultant hereby recognizes and acknowledges that irreparable injury or damage shall result to the business of the Company in the event of a breach or threatened breach by the Consultant of the terms and provisions of this Undertaking. Therefore, the Consultant agrees that the Company shall be entitled to an injunction restraining the Consultant from engaging in any activity constituting such breach or threatened breach. Nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedies available to the Company at law or in equity for such breach or threatened breach, including but not limited to, recovery of damages from the Consultant and, if the Consultant is still retained by the Company, terminating the services of the Consultant in accordance with the terms and provisions hereof.

4.3. If any provision of this Undertaking (including any sentence, clause or part thereof) shall be adjudicated to be invalid or unenforceable, such provisions shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudicate is made. In addition, if any particular provision contained in this undertaking shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to the fullest extent compatible with the applicable law as it shall then appear. The provisions of this Undertaking shall remain in full force and effect also following the termination of the Consultant's services to the Company for whatever reason. This Undertaking shall not serve in any manner as to derogate from any of the Consultant's obligations and liabilities under any applicable law.

4.4. The Consultant represents and warrants that all of the Consultant's employees, contractors, directors and officers (if any) involved in any way in rendering the Services to the Company, shall be subject to and bound by the provisions of this Undertaking, as if an original party hereto.

4.5. This Undertaking shall be governed by and construed in accordance with the laws of the State of Israel (excluding conflicts of law principles).

4.6. The provisions of this Undertaking shall survive the expiration or other termination whatsoever of the Consulting Agreement or the parties' relationship.

IN WITNESS WHEREOF, the undersigned has executed this Undertaking as of the date first written above:

Accounting Team Ltd.

Signature: */s/ Oren Elmaliah*

Exhibit 21.1

List of Subsidiaries of My Size, Inc.:

Name	Jurisdiction of Incorporation/Formation
My Size Israel 2014 Ltd.	Israel
Topspin Medical (Israel) Ltd.	Israel
My Size LLC	Russian Federation
Orgad International Marketing Ltd.	Israel
Naiz Bespoke Technologies, S.L	Spain
Rotrade Ltd.	Israel
Ten Peacks Ltd.*	Israel
ShoeSize.Me AG	Switzerland
New Percentil, S.L.	Spain

* Wholly owned subsidiary of My Size Israel 2014 Ltd.

Exhibit 23.1



Somekh Chaikin
17 Ha'arba'a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-257353, No. 333-251679, No. 333-223042, No. 333-221199, No. 333-216414, No. 333-213727, No. 333-274493, No. 333-276249, No. 333-279936) on Form S-3, registration statements (No. 333-248237, No. 333-227053, No. 333-222537, No. 333-264249, No. 333-276398 and No. 333-290614) on Form S-8 and registration statements (No. 333-261031, No. 333-237959, No. 333-237858 and No. 333-269467) on Form S-1 of our report dated April 15, 2026, with respect to the consolidated financial statements of My Size Inc.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

Tel Aviv, Israel
April 15, 2026

Exhibit 31.1

Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and pursuant to Rule 13a-14(a) and Rule 15d-14 under the Securities Exchange
Act of 1934

I, Ronen Luzon, certify that:

1. I have reviewed this Annual Report on Form 10-K of My Size, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations: and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2026   By: */s/ Ronen Luzon*
                                                                        Ronen Luzon
                                                                        Chief Executive Officer
                                                                        (Principal Executive Officer)

Exhibit 31.2

**Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and pursuant to Rule 13a-14(a) and Rule 15d-14 under the Securities Exchange
Act of 1934**

I, Oren Elmaliah, certify that:

1   I have reviewed this Annual Report on Form 10-K of My Size, Inc.;

2   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.   Evaluated the effectiveness of the registrant's disclosure and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations: and

   d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2026   By: */s/ Oren Elmaliah*
                                                                Oren Elmaliah
                                                                Chief Financial Officer
                                                                (Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)

In connection with the Annual Report of My Size, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of, Ronen Luzon and Oren Elmaliah, Chief Executive Officer and Chief Financial Officer of the Company, respectively, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Company's Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: April 15, 2026

By: */s/ Ronen Luzon*
Ronen Luzon
Chief Executive Officer
(Principal Executive Officer)

Date: April 15, 2026

By: */s/ Oren Elmaliah*
Oren Elmaliah
Chief Financial Officer
(Principal Financial and Accounting Officer)